REDACTED - Execution Version

AMENDING AGREEMENT NO. 3

MEMORANDUM OF AGREEMENT made as of June 16, 2023.

AMONG:

HUDBAY PERU S.A.C.,

as Borrower,

- and -

CERTAIN OF ITS AFFILIATES,

as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors,

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,

as Administrative Agent,

- and -

THE LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT.

WHEREAS the Borrower, certain of its Affiliates, the Agent and certain financial institutions as lenders entered into a third amended and restated credit agreement dated as of October 26, 2021, as amended by an amending agreement no.1 dated as of April 13, 2022 and amending agreement no. 2 dated as of September 29, 2022 (as further amended, modified, supplemented or replaced to the date hereof, the "Credit Agreement");

AND WHEREAS the parties hereto wish to further amend the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and for other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

1. Interpretation

(a) All words and expressions defined in the Credit Agreement and not otherwise defined in this Agreement have the meaning specified in the Credit Agreement, as amended by this Agreement (notwithstanding the application of Section 2).

(b) Sections 1.2, 1.3, 1.4 and 13.2 of the Credit Agreement are incorporated herein by reference.

(c) Unless expressly stated otherwise, all references herein to sections of an agreement other than this Agreement shall be to sections of the Credit Agreement.

(d) Section headings are for convenience only.

(e) For purposes of this Agreement:

(i) "Part A Amendments" means the amendments to the following sections of the Credit Agreement as set forth in the pages attached hereto as Exhibit A: (i) the definitions of "Adjusted Term SOFR", "AML Legislation", "Arizona Group", "Arizona Streaming Agreement", "Available Tenor", "Banking Day", "Base Rate", "Benchmark", "Benchmark Replacement", "Benchmark Replacement Adjustment", "Benchmark Replacement Date", "Benchmark Transition Event", "Benchmark Unavailability Period", "Breakage Costs", "Conforming Changes", "Copper World Project Property", "Daily Simple SOFR", "Interest Payment Date", "Interest Period", "LIBO Rate", "LIBOR Advance", "LIBOR Period", "Material Adverse Effect", clause (k) of the definition of "Material Subsidiary", paragraph (n) of the definition of "Permitted Debt", paragraphs (c), (aa) and (bb) of the definition of "Permitted Liens", "Rosemont Property", "Sanctions", "SOFR", "SOFR Advance", "SOFR Margin", "Term SOFR", "Term SOFR Administrator", "Term SOFR Reference Rate", "Unadjusted Benchmark Replacement", "Unrestricted Subsidiary", "U.S. Government Securities Banking Day" and "US Welfare Plan" in Section 1.1 of the Credit Agreement, Sections 2.1, 2.6, 2.8, 2.10, 2.11, 4.1(c), 4.2(a)(v), 4.4(a), 6.3, 6.4, 6.5, 6.6, 6.7, 6.8, 6.9, 7.1(o)(v), 7.1(v), 7.1(x), 7.1(bb), 8.2(e), 9.1(b), 9.9 and 13.13(a) of the Credit Agreement and Schedules 7.1(t)(iii), 7.1(t)(v) and 7.1(t)(vi) of the Credit Agreement; (ii) Section 8.1(c) of the Credit Agreement; and (iii) Sections 4.1(e) and 4.2(a)(v) of the Credit Agreement;

(ii) "Part B Amendments" means all amendments to the Credit Agreement as set forth in the pages attached hereto as Exhibit A which are not Part A Amendments;

(iii) "Deed of Confirmation" means the deed of confirmation dated as of the date hereof between the Borrower, as chargor, and the Peruvian Collateral Agent, as collateral agent; and

(iv) "Existing Credit Agreement" means the Credit Agreement as it exists on the date hereof without giving effect to the amendments contemplated by this Agreement.

2. Effective Date

The Part A Amendments shall be effective on and as of the date the conditions set forth in Section 6 have been satisfied. The Part B Amendments shall be effective on and as of the date the conditions set forth in Section 7 have been satisfied.

3. Amendments to the Credit Agreement

The Credit Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the bold, double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the pages of the Credit Agreement attached hereto as Exhibit A.

4. Existing LIBOR Loans

Notwithstanding anything herein or in Exhibit A hereto to the contrary, (a) each Existing LIBOR Loan (as defined below) shall continue in effect as a LIBOR Loan (as defined in the Existing Credit Agreement) in accordance with its terms until, and only until, the Interest Period in effect as of the effective date of the Part A Amendments for such Existing LIBOR Loan has ended, and (b) the Existing LIBOR-Related Definitions (as defined below) and provisions in the Existing Credit Agreement with respect thereto shall continue in effect solely for such purpose with respect to any Existing LIBOR Loan; provided that at the end of such Interest Period for any Existing LIBOR Loan, such Existing LIBOR Loan shall automatically be converted into a SOFR Loan with an initial Interest Period of one (1) month. As used in this Section:

(i) "Existing LIBOR Loan" means any LIBOR Loan that is outstanding on the effective date of the Part A Amendments for which the current Interest Period is or was set prior to the such date; and

(ii) "Existing LIBOR-Related Definition" means any term defined in the Existing Credit Agreement (or any partial definition thereof), however phrased, primarily relating to the determination, administration or calculation of LIBOR.

5. Representations & Warranties

Each Obligor represents and warrants to the Agent and the Lenders, acknowledging and confirming that the Agent and the Lenders are relying thereon without independent inquiry, that:

(a) the representations and warranties set forth in the Loan Documents and given by it are true and correct in all material respects on and as of the date hereof (except to the extent such representations and warranties relate to a specific date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such date); and

(b) no Default or Event of Default has occurred and is continuing nor shall any Default or Event of Default result from the execution, delivery or performance of this Agreement.

6. Conditions Precedent to Part A Amendments

With respect to the Part A Amendments only, Section 3 of this Agreement shall not be effective until the satisfaction or waiver of the following conditions, each to the satisfaction of the Lenders:

(a) this Agreement shall be executed and delivered by the parties hereto;

(b) the representations and warranties set forth in Section 5 of this Agreement shall be true and correct;

(c) no Default or Event of Default shall have occurred and be continuing;

(d) the Borrower shall have paid to the Administrative Agent, for the account of the Lenders, an amendment fee in the amount of [REDACTED - COMMERCIALLY SENSITIVE INFORMATION];

(e) the Borrower shall have executed and delivered to the Peruvian Collateral Agent the Deed of Confirmation; and

(f) the Agent shall have received such other documents as the Lenders may reasonably require.

The conditions set forth in this Section 6 are inserted for the sole benefit of the Lenders and may be waived, in whole or in part by the Lenders, with or without terms or conditions.

7. Conditions Precedent to Part B Amendments

With respect to the Part B Amendments only, Section 3 of this Agreement shall not be effective until the satisfaction or waiver of the following conditions, each to the satisfaction of the Lenders:

(a) the representations and warranties set forth in Section 5 of this Agreement shall be true and correct;

(b) no Default or Event of Default shall have occurred and be continuing;

(c) CMMC Holdco and the CMMC Group Members shall have delivered a joinder agreement, in form and substance satisfactory to the Agent, pursuant to which they become Obligors;

(d) the Agent shall have received a certified copy of the CMMC Arrangement Agreement certified by an officer of Hudbay; and

(e) the Agent shall have received such other documents as the Lenders may reasonably require.

The conditions set forth in this Section 7 are inserted for the sole benefit of the Lenders and may be waived, in whole or in part by the Lenders, with or without terms or conditions.

8. Confirmation of Security, etc.

Each Obligor agrees and confirms that:

(a) each of the Guarantees shall continue in full force and effect;

(b) each of the Security Documents shall continue in full force and effect and shall continue as security for the due and punctual payment and performance of the Obligations and the Other Secured Obligations;

(c) the Liens granted by the Obligors in favour of the Agent and the Lenders pursuant to each of the Security Documents shall continue in full force and effect as general and continuing security for the payment of all Obligations and all Other Secured Obligations, whether incurred prior to, at the time of, or subsequent to the execution of this Amending Agreement; and

(d) each of the Guarantees and Security Documents is enforceable against it by the Agent in accordance with its terms.

9. Miscellaneous

(a) The parties hereto agree that this Agreement shall be a Loan Document.

(b) With the exception of the foregoing amendments, the Credit Agreement shall continue in full force and effect, unamended.

(c) This Agreement and the Credit Agreement shall enure to the benefit of and be binding upon the parties, their successors and any permitted assigns.

(d) This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

(e) This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f) The Obligors shall promptly cure any default in its execution and delivery of this Agreement. The Obligors, at the expense of the Borrower, will promptly execute and deliver, or cause to be executed and delivered, to the Agent, upon reasonable request, all such other and further documents, agreements, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Obligors hereunder or more fully to state the obligations of the Obligors as set out herein or in the Credit Agreement or to make any recording, file any notice or obtain any consents, all as may be necessary or appropriate in connection therewith.

(g) Time is of the essence of this Agreement.

[Signature pages follow.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

HUDBAY PERU S.A.C.

by	"Gregory Dryden"
Name: Gregory Dryden
Title: CFO SABU

by	"Luis Atce"
Name: Luis Atce
Title: Manager, Legal Affairs

HUDBAY MARKETING & SALES INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: SVP, Legal and Organizational Effectiveness

HUDBAY PERU INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: SVP, Legal and Organizational Effectiveness

HUDBAY MINERALS INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: SVP, Legal and Organizational Effectiveness

HUDBAY (BVI) INC.

by	"Robert Briant"
Name: Robert Briant
Title: Director

Signature Page to Amending Agreement No. 3 (Peru)

S-2

6502873 CANADA INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: SVP, Legal and Organizational Effectiveness

HUDBAY ARIZONA (BARBADOS) SRL

by	"Colin Mitchell"
Name: Colin Mitchell
Title: Manager

HUDBAY ARIZONA INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: SVP, Legal and Organizational Effectiveness

HUDBAY ARIZONA (US) CORPORATION

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Secretary

HUDBAY ARIZONA (US) HOLDING CORPORATION

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Secretary

COBRE VERDE DEVELOPMENT CORPORATION

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Secretary

Signature Page to Amending Agreement No. 3 (Peru)

S-3

COPPER WORLD, INC.

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Secretary

MASON RESOURCES (US) INC.

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Secretary

11215850 CANADA LIMITED

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: SVP, Legal and Organizational Effectiveness

SONORAN PROPERTY INVESTORS LLC, by Copper World, Inc., its sole Member and Manager

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Secretary

PANTHER PEAK HOLDINGS LLC, by Copper World, Inc., its sole Member and Manager

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Secretary

PANTHER PEAK LLC, by Panther Peak Holdings LLC, its sole Member and Manager

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Secretary

Signature Page to Amending Agreement No. 3 (Peru)

S-4

Administrative Agent

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

The Lenders

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

THE BANK OF NOVA SCOTIA, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

ING CAPITAL LLC, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Amending Agreement No. 3 (Peru)

S-5

BANK OF MONTREAL, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

ROYAL BANK OF CANADA, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

THE TORONTO-DOMINION BANK, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

NATIONAL BANK OF CANADA, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

BARCLAYS BANK PLC, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Amending Agreement No. 3 (Peru)

S-6

SCOTIABANK PERÚ S.A.A., as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Amending Agreement No. 3 (Peru)

Exhibit A

See attached.

HUDBAY PERU S.A.C.
As Borrower

and

CERTAIN OF ITS AFFILIATES
As Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors

and

THE LENDERS FROM TIME TO TIME
PARTY TO THIS AGREEMENT
As Lenders

and

CANADIAN IMPERIAL BANK OF COMMERCE
In its capacity as Administrative Agent

CANADIAN IMPERIAL BANK OF COMMERCE
ING CAPITAL LLC
NATIONAL BANK FINANCIAL MARKETS and
THE BANK OF NOVA SCOTIA
Co-Lead Arrangers, Co-Syndication Agents and Joint Bookrunners

THIRD AMENDED AND RESTATED CREDIT FACILITY

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	2

1.1 Definitions	2
1.2 Construction	~~44~~52
1.3 Certain Rules of Interpretation	~~45~~52
1.4 Terms Generally	~~45~~52
1.5 Knowledge	~~45~~53
1.6 Performance on Banking Days	~~45~~53
1.7 Accounting Terms & Calculations	~~46~~53
1.8 Change in Accounting Policies	~~46~~53
1.9 Amendment and Restatement	~~46~~54
1.10 Additional Lender	~~47~~54

ARTICLE 2 THE CREDIT	54

2.1 Amount and Availment Options	~~47~~54
2.2 Reborrowing	~~48~~55
2.3 Use of the Credit	~~48~~55
2.4 Term and Repayment	~~48~~55
2.5 Extension	~~48~~55
2.6 Interest Rates and Fees	~~50~~57
2.7 Other Fees	~~51~~59
2.8 Credit Excess	~~51~~59
2.9 Pari Passu	~~51~~59
2.10___Termination of SOFR Advances	60
~~2.10~~2.11 Effect of Benchmark ~~Replacement Setting52~~Transition Event	60

ARTICLE 3 GUARANTEES, ETC.	65

3.1 Guarantees	~~56~~65
3.2 Obligations Secured by the Security Documents and Guaranteed by the Guarantees	~~57~~66
3.3 Peruvian Notes	~~58~~67

ARTICLE 4 SECURITY	68

4.1 Borrower's Security Documents	~~59~~68
4.2 Guarantors' Security Documents	~~59~~69
4.3 Additional Security Documents	~~60~~70
4.4 Exceptions	~~61~~70

ARTICLE 5 CLOSING CONDITIONS	71

5.1 Conditions Precedent to Closing and Future Advances	~~61~~71
5.2 Conditions Precedent to all Advances	~~65~~74

ARTICLE 6 ADVANCES	75

6.1 Lenders' Obligations Relating to L/Cs	~~65~~75
6.2 Evidence of Indebtedness	~~66~~75
6.3 Calculation and Other Matters Regarding Interest and Fees	~~66~~76
6.4 Conversions, Rollovers, Renewals, Repayments and Reductions	~~68~~78
6.5 Notice of Advances and Payments	~~68~~78

6.6 Size and Term of Advances	~~69~~79
6.7 Payment of ~~LIBOR~~ SOFR Advances and L/Cs	~~70~~ 79
6.8 Co-ordination Base Rate and ~~LIBOR~~ SOFR Advances	~~70~~80
~~6.9 Inability to Determine Rates, Etc.~~	~~71~~
~~6.10~~6.9 Issuance and Use of L/Cs	~~71~~81
~~6.11~~ 6.10 Reimbursement Obligation - L/Cs	~~71~~81
~~6.12~~ 6.11 Failure of Lender to Fund	~~72~~81
~~6.13~~ 6.12 Payments by the Borrower	~~73~~82
~~6.14~~ 6.13 Payments by Agent	~~73~~83

ARTICLE 7 REPRESENTATIONS AND WARRANTIES	84

7.1 Representations and Warranties	~~74~~84
7.2 Survival of Representations and Warranties	~~85~~95

ARTICLE 8 COVENANTS	95

8.1 Financial Covenants	~~85~~95
8.2 Positive Covenants	~~85~~96
8.3 Periodic Reports	~~95~~106
8.4 HB (BVI) Accounts	~~100~~112
8.5 Ownership of the Obligors	~~100~~112
8.6 Negative Covenants	~~101~~112

ARTICLE 9 DEFAULT	118

9.1 Default	~~106~~118
9.2 Acceleration and Termination of Rights	~~109~~121
9.3 Payment of L/Cs	~~110~~122
9.4 Remedies	~~110~~122
9.5 Saving	~~110~~122
9.6 Perform Obligations	~~110~~123
9.7 Third Parties	~~110~~123
9.8 Remedies Cumulative	~~111~~123
9.9 Suspension of Lenders' Obligations	~~111~~123
9.10 Set-Off or Compensation	~~111~~124
9.11 Application of Payments After an Event of Default	~~112~~124

ARTICLE 10 AGENCY PROVISIONS	124

10.1 Authorization of Agent	~~112~~124
10.2 Rights as a Lender	~~113~~125
10.3 Exculpatory Provisions	~~113~~125
10.4 Reliance by Agent	~~114~~126
10.5 Delegation of Duties	~~114~~126
10.6 Direct Payments	~~114~~127
10.7 Administration of the Credit	~~115~~128
10.8 Rights of Agent	~~118~~131
10.9 Acknowledgements, Representations and Covenants of Lenders	~~118~~131
10.10 Collective Action of the Lenders	~~120~~132

10.11 Successor Agent	~~120~~132
10.12 No Other Duties, Etc.	~~121~~133
10.13 Defaulting Lenders	~~121~~133
10.14 Reference Lenders	~~121~~134
10.15 Erroneous Payments	~~122~~134
10.16 Provisions Operative Between Lenders and Agent Only	~~124~~137

ARTICLE 11 ADDITIONAL LENDERS, SUCCESSORS AND ASSIGNS	137

11.1 Successors and Assigns	~~125~~137
11.2 Assignments by Lenders	~~125~~137
11.3 Register	~~127~~139
11.4 Participations	~~127~~140
11.5 Certain Pledges	~~128~~140

ARTICLE 12 SUCCESSOR COMPANIES AND ADDITIONAL GUARANTORS	140

12.1 Certain Requirements in Respect of Merger, Etc.	~~128~~140
12.2 Vesting of Powers in Successor	~~130~~142

ARTICLE 13 MISCELLANEOUS PROVISIONS	142

13.1 Confirmation of Security	~~130~~142
13.2 Severability, Etc.	~~130~~143
13.3 Amendment, Supplement or Waiver	~~131~~143
13.4 Governing Law	~~131~~143
13.5 Conflicts	~~132~~144
13.6 Judgment Currency	~~132~~144
13.7 Liability of Lenders	~~132~~145
13.8 Expenses and Indemnity	~~132~~145
13.9 Taxes	~~133~~146
13.10 Increased Costs, Etc.	~~135~~147
13.11 Mitigation Obligations; Replacement of Lenders	~~136~~148
13.12 FATCA	~~137~~149
13.13 Anti-Money Laundering Legislation	~~137~~150
13.14 Acknowledgement and Consent to Bail-In of Affected Financial Institutions	~~138~~150
13.15 Illegality	~~139~~151
13.16 Notices	~~139~~151
13.17 Time of the Essence	~~140~~152
13.18 Term of Agreement	~~140~~152
13.19 Counterparts and Facsimile	~~140~~152
13.20 Waiver of Jury Trial, Consequential Damages, Etc.	~~140~~153
13.21 Treatment of Certain Information: Confidentiality	~~141~~153
13.22 Entire Agreement	~~142~~154

THIRD AMENDED AND RESTATED CREDIT AGREEMENT made with effect as of October 26, 2021.

BETWEEN:

HUDBAY PERU S.A.C.
As Borrower

- and -

CERTAIN OF ITS AFFILIATES
As Guarantors, Restricted Subsidiaries and/or Obligors

- and -

THE LENDERS FROM TIME TO TIME PARTY
TO THIS AGREEMENT
As Lenders

- and -

CANADIAN IMPERIAL BANK OF COMMERCE
In its capacity as Agent

RECITALS:

WHEREAS the Borrower, certain of its Affiliates, The Bank of Nova Scotia as administrative agent and certain financial institutions as lenders (the "Original Lenders") entered into a second amended and restated credit agreement dated as of July 14, 2017, as amended, modified, supplemented or replaced to the date hereof (the "Original Credit Agreement");

AND WHEREAS the Original Lenders have assigned some or all of their interests in the Advances and the Lenders' Commitments to the Additional Lender;

AND WHEREAS The Bank of Nova Scotia has resigned as administrative agent and Canadian Imperial Bank of Commerce has agreed to act as administrative agent hereunder;

AND WHEREAS the parties hereto desire to further amend and restate the terms of the Original Credit Agreement with effect as of the date hereof (the "Effective Date");

AND WHEREAS the Agent has agreed to continue to act as agent on behalf of the Lenders with regard to certain matters associated with the Credit;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and other valuable consideration, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement (and in any other Loan Document unless otherwise defined therein), unless the context otherwise requires:

"777 Mine" means the underground zinc and copper mine located in Flin Flon, Manitoba with a headframe immediately adjacent to the Flin Flon concentrator and zinc refinery.

"777 PMPA" means the precious metals purchase agreement dated August 8, 2012, as amended to the date hereof, among HBMS, Hudbay and Silver Wheaton Corp. in respect of, inter alia, silver and gold production from the 777 Mine and all security agreements related thereto.

"Acceptable LC Issuer" means:

(a) any Lender;

(b) any Affiliate of a Lender; or

(c) any other financial institution if a Lender or an Affiliate of a Lender is:

(i) unable or unwilling in any specific circumstance to issue a letter of credit on behalf of a Hudbay Group Member;

(ii) unable or unwilling in any specific circumstance to issue a letter of credit on behalf of a Hudbay Group Member on terms at least as favourable as the terms offered by such other financial institution; or

(iii) not an acceptable issuing bank to the beneficiary of the letter of credit.

"Accepting Lenders" means, for the purposes of Section 2.4, Lenders that accept a request to extend the Maturity Date of the Credit under Section 2.5(a).

"Account Bank" means BNS or such other financial institution as may be approved in writing by the Agent.

"Accounts Pledge Agreement" means the Peruvian law governed accounts pledge agreement dated as of June 13, 2013, as amended on January 7, 2014, restated and amended on June 2, 2014, and as amended and restated on March 30, 2016 (Segunda Modificación Integral al Contrato de Garantía Mobiliaria Sobre Cuentas), as amended on July 14, 2017 and on the date hereof, and as further amended from time to time, by the Borrower in favor of the Peruvian Collateral Agent, for the benefit and in representation of the Secured Parties.

"Acquisition Deadline" is defined in Section 2.5(d)(i)(A).

"Acquisition Notice" is defined in Section 2.5(d)(i)(A).

"Acquisition Request Notice" is defined in Section 2.5(d)(i).

"Adjusted Net Income" means, with respect to any Person for any period, the net income (loss) of such Person determined on a consolidated basis in accordance with IFRS (provided that in the case of Hudbay it shall be consolidated only with its Restricted Subsidiaries); provided, however, that there will not be included in such Adjusted Net Income:

(a) any net income (loss) of any Person if such Person is not a Restricted Subsidiary of Hudbay or that is accounted for by the equity method of accounting, except that:

(i) subject to the limitations contained in clauses (b) through (g) below, Hudbay's equity in the net income of any such Person for such period will be included in such Adjusted Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Hudbay or any of its Restricted Subsidiaries as a dividend or other distribution; and

(ii) Hudbay's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Adjusted Net Income to the extent such loss has been funded with cash from Hudbay or its Restricted Subsidiary;

(b) any gain or loss (less all fees and expenses relating thereto) realized upon sales or other dispositions of any assets of Hudbay or such Restricted Subsidiary, other than in the ordinary course of business, as determined in good faith by the chief executive officer and the chief financial officer of Hudbay;

(c) any income or loss from the early extinguishment of Debt or Hedging Obligations or other derivative instruments;

(d) any extraordinary gain or loss;

(e) any unrealized net gain or loss resulting in such period from Hedging Obligations or other derivative instruments;

(f) consolidated impairment charges determined in accordance with IFRS;

(g) any net income or loss included in the consolidated statement of operations with respect to non-controlling interests;

(h) any net gain or loss resulting in such period from currency transaction gains or losses; and

(i) the cumulative effect of a change in accounting principles.

"Adjusted Term SOFR" mean with respect to any tenor, the per annum rate equal to the sum of [REDACTED - COMMERCIALLY SENSITIVE INFORMATION].

"Advance" means an availment of the Credit by the Borrower by way of Base Rate Advance, L/C or ~~LIBOR~~ SOFR Advance, including deemed advances and conversions, renewals and rollovers of existing Advances. Any reference to the amount of Advances is a reference to the sum of all outstanding Base Rate Advances and ~~LIBOR~~ SOFR Advances and the undrawn amount of all outstanding L/Cs and the amount of any Advance for which the Borrower has failed to provide for payment under Section 6.7.

"Advance Date" means the date, which shall be a Banking Day, of any Advance.

"Affected Financial Institution" means (a) any EEA Financial Institution or (b) any UK Financial Institution.

"Affiliate" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"Agent" means CIBC in its role as administrative agent for the Lenders, and any successor administrative agent appointed in accordance with this Agreement.

"Agreement" means (a) in respect of any period prior to the Effective Date, the Original Credit Agreement and (b) in respect of any period on or after the Effective Date, this third amended and restated credit agreement, including, in either case, all exhibits and schedules, as the same may be amended, supplemented, restated or otherwise modified from time to time.

"Agreement Currency" is defined in Section 13.6.

"AML Legislation" is defined in Section 13.13(a).

"Applicable Law" means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law, but if not having the force of law, compliance with which is reasonable and customary by those to whom it applies.

"Applicable Percentage" means with respect to any Lender, the percentage of the total Commitments represented by such Lender's Commitment. If the Commitments have terminated or expired, the Applicable Percentages shall be the percentage of the total outstanding Advances represented by such Lender's outstanding Advances. Each Lender's Applicable Percentage as of the Effective Date is specified on Schedule A.

"Arizona Group" means Hudbay Arizona Inc., HudBay Arizona (Barbados) SRL, HudBay Arizona (US) Corporation, HudBay Arizona (US) Holding Corporation, Cobre Verde Development Corporation, ~~Rosemont~~ Copper ~~Company~~World, Inc., Mason Resources (US) Inc., JPAR LLC, Sonoran Property Investors LLC, Panther Peak Holdings LLC, Panther Peak LLC and all of their respective Subsidiaries.

"Arizona Streaming Agreement" means the amended and restated precious metals purchase agreement dated as of February 8, 2019 between ~~HudBay~~ Hudbay Arizona (Barbados) SRL, Hudbay, Silver Wheaton Caymans and Wheaton Precious Metals Corp., and all security agreements and guarantees related thereto.

"Arm's Length" has the meaning ascribed thereto for the purposes of the Income Tax Act (Canada) in effect as of the Effective Date.

"Arrangers" means, collectively, CIBC, ING, NBC and BNS.

"Assignment and Assumption" means an agreement in substantially the form of Schedule B or any other form approved by the Agent.

"Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in the transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended), determined in accordance with IFRS, provided however that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Debt represented thereby will be determined in accordance with the definition of "Capital Lease Obligations".

"Available Amount" is defined in Section 2.5(d)(i)(A).

"Available Tenor" means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (a) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of "Interest Period" pursuant to Section 2.11.

"Bail-In Action" means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

"Bail-In Legislation" means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

"Bank Debt Secured Parties" has the meaning ascribed thereto in the Peruvian Intercreditor Agreement.

"Banking Day" means a day of the year, other than a Saturday or a Sunday~~, on which:~~:

(a) on which the Agent is open for normal banking business at its executive offices in Toronto, Canada and its principal office in Toronto, Canada;

(b) on which commercial banks are not authorized or required to be closed in Lima, Peru;

(c) with respect to Base Rate Advances, on which the Agent is open for normal banking business at its principal office in New York, U.S.A.; and

(d) with respect to notices, determinations, payments or advances relating to ~~LIBOR~~ SOFR Advances, ~~the Agent is open for normal banking business at its principal offices in New York, U.S.A~~a U.S. ~~and London, England~~Government Securities Banking Day.

"Barbados Security Agreement" means a Barbados law governed security agreement creating a security interest in all of HB (BVI)'s right, title and interest in and to all the HB (BVI) Accounts maintained in Barbados and all proceeds therefrom, in form and substance satisfactory to the Agent.

"Base Rate" means, on any day, the greatest of:

(a) the annual rate of interest announced by the Agent on that day as its reference rate for commercial loans made by it in Canada in US Dollars;

(b) the Federal Funds Effective Rate plus [REDACTED - COMMERCIALLY SENSITIVE INFORMATION] per annum; and

(c) ~~LIBO Rate~~ Adjusted Term SOFR for a one-month tenor in effect for such day plus [REDACTED - COMMERCIALLY SENSITIVE INFORMATION] ~~per annum~~.

"Base Rate Advance" means an Advance in US Dollars bearing interest based on the Base Rate, and includes deemed Base Rate Advances.

"Benchmark" means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.11.

"Benchmark Replacement" means, with respect to any Benchmark Transition Event, the first alternative set forth in the order below that can be determined by the Agent for the applicable Benchmark Replacement Date,

(a) Daily Simple SOFR; or

(b) the sum of: (i) the alternate benchmark rate that has been selected by the Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

"Benchmark Replacement Adjustment" means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities.

"Benchmark Replacement Date" means the earliest to occur of the following events with respect to the then-current Benchmark:

(a) in the case of clause (a) or (b) of the definition of "Benchmark Transition Event", the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b) in the case of clause (c) of the definition of "Benchmark Transition Event", the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by or on behalf of the administrator of such Benchmark (or such component thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be no longer representative; provided, that such non-representativeness or non-compliance will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the "Benchmark Replacement Date" will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.

For the avoidance of doubt, a "Benchmark Transition Event" will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Unavailability Period" means the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.11, and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.11.

"Blocked Account Agreement" means a second amended and restated blocked account agreement dated as of the date hereof among the Borrower, the Agent, the Canadian Credit Facility Agent and the Account Bank with respect to the Collection Account.

"BNS" means The Bank of Nova Scotia, a bank listed on Schedule I of the Bank Act (Canada).

"BNS Peru" means Scotiabank Perú S.A.A.

"Borrower" means Hudbay Peru S.A.C.

"Borrower's Security Documents" is defined in Section 4.1.

"Branch of Account" means the office of the Agent at 199 Bay Street, Toronto, Ontario M5L 1G9 or such other address as the Agent may designate from time to time.

"Breakage Costs" means all reasonable costs, losses and expenses incurred by any Lender by reason of the liquidation or deployment of deposits or other funds, the breakage of SOFR contracts, all as set out in a certificate delivered to the Borrower by any Lender entitled to receive such reimbursement.

"Buildings and Fixtures" means all plants, buildings, structures, erections, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment) situate on the Real Property.

"BVI Security Agreement" is defined in Section ~~4.2(a)(i~~4.2(i)(A).

"Canadian Credit Facility Agent" has the meaning ascribed to the term "Agent" in the Hudbay ARCA.

"Capital Expenditures" means, in respect of any Person, expenditures made by such Person for the purchase, lease or acquisition of assets (other than current assets) required to be capitalized for financial reporting purposes in accordance with IFRS.

"Capital Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under IFRS and the amount of such obligations shall be the capitalized amount thereof determined in accordance with IFRS and also includes all amounts of capital leases or capital loans related to equipment financing incurred or entered into by any Person regardless of how such obligation is treated under IFRS (including, for clarity, IFRS16).

"Cash" means, at any particular time in respect of any particular Person, the aggregate of cash and Cash Equivalents of such Person.

"Cash Collateral" means a deposit of cash, or a letter of credit in a form and from an issuer satisfactory to the Required Lenders.

"Cash Equivalents" means (a) securities issued or directly and fully guaranteed or insured by the government of any Permitted Jurisdictions or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (b) certificates of deposit and time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any Lender or any other commercial bank incorporated in a Permitted Jurisdiction having capital and surplus in excess of C$500,000,000 or the Equivalent Amount thereof, (c) repurchase obligations for underlying securities of the types described in clauses (a) and (b) entered into with any financial institution meeting the qualifications specified in clause (b) above, (d) commercial paper rated by any two of Moody's, S&P or DBRS Limited and having been assigned a rating of A-1 low by S&P or the equivalent thereof by Moody's or DBRS Limited (as applicable) and in each case maturing within one year after the date of acquisition, (e) investment funds investing at least 95% of their assets in securities of the types described in clauses (a) to (d) above and (f) readily marketable direct obligations issued by any state or province of any Permitted Jurisdiction or any political subdivision thereof having one of the two highest rating categories obtainable from any two of Moody's, S&P or DBRS Limited with maturities of 24 months or less from the date of acquisition.

"Change in Law" means the occurrence, after the Effective Date, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any Applicable Law by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a "Change in Law", regardless of the date enacted, adopted or issued.

"Change of Control" means any Person or one or more Persons acting jointly or in concert shall acquire or otherwise become possessed of beneficial ownership (whether directly or indirectly and by whatever means) of (a) more than 50% of the voting shares or Equity Interests of Hudbay or all or substantially all of the assets of Hudbay, or (b) succeed in having a sufficient number of nominees elected to the board of directors of Hudbay such that such nominees, when added to any existing director remaining on the board of directors of Hudbay after such election who is a nominee of such Person, will constitute a majority of the board of directors of Hudbay.

"Chisel North Mine" means the former underground zinc mine located approximately six kilometres south of Snow Lake, Manitoba, including an access ramp from surface and related workings used in connection with ~~Hudbay's~~ the Borrower's Snow Lake operations.

"CIBC" means Canadian Imperial Bank of Commerce, a bank listed on Schedule I of the Bank Act (Canada).

"Claims" is defined in Section 7.1(f).

"CMMC" means (i) prior to completion of the CMMC Arrangement, Copper Mountain Mining Corporation and (ii) on and following completion of the CMMC Arrangement, Copper Mountain ULC.

"CMMC Amendment Effective Time" means the "Effective Time" (as such term is defined in Schedule A (Plan of Arrangment) to the CMMC Arrangement Agreement).

"CMMC Arrangement" means steps contemplated by the Plan of Arrangement set out in Schedule A to the CMMC Arrangement Agreement, including the following restructuring steps:

(a) Hudbay Sub 1 and Hudbay Sub 2 (as such terms are defined in the CMMC Arrangement Agreement) amalgamate and continue as CMMC Holdco; and

(b) Copper Mountain Mining Corporation is converted into the unlimited liability company CMMC,

in each case to be undertaken by Hudbay, CMMC Holdco and the CMMC Group Members in accordance with the CMMC Arrangement Agreement.

"CMMC Arrangement Agreement" means the arrangement agreement dated April 13, 2023 between Hudbay and Copper Mountain Mining Corporation in connection with the acquisition of CMMC by Hudbay.

"CMMC Bond Indenture" means the indenture dated as of April 8, 2021, among Nordic Trustee AS, as trustee, CMMC and the guarantors party thereto.

"CMMC Bond Repayment Date" means the date on which all amounts owing in respect of the CMMC Bonds (whether on account of principal, interest, fees, premium or otherwise) have been paid in full and all Security Documents, Guarantees and all related certificates and opinions required to be delivered to the Agent by, or on behalf of, CMMC Holdco and each CMMC Group Member as Material Subsidiaries have been delivered in accordance with this Agreement; provided, for certainty, no Security Documents or Guarantees are required from the CMMC-MMC Joint Venture and, without limiting Section 4.3(b) or Section 8.2(p), the Equity Interests of the CMMC-MMC Joint Venture are not required to be pledged to effect the CMMC Bond Repayment Date.

"CMMC Bonds" means, collectively, the US$250,000,000 aggregate principal amount of 8% senior secured bonds maturing on April 9, 2026 issued pursuant to the CMMC Bond Indenture.

"CMMC Group Member" means CMMC and each of its Subsidiaries, excluding any non-wholly owned Subsidiary of CMMC. As of the date hereof, each of Copper Mountain (USA) Inc. and Copper Mountain Operating Company Ltd. are wholly owned Subsidiaries of CMMC and the CMMC Group Members. For certainty, the CMMC-MMC Joint Venture is not a CMMC Group Member.

"CMMC Holdco" means (i) prior to completion of the CMMC Arrangement, Hudbay Sub 1 and Hudbay Sub 2 (as such terms are defined in the CMMC Arrangement Agreement) and (ii) on and following completion of the CMMC Arrangement, Hudbay British Columbia Inc.

"CMMC Intercompany Debt" means the intercompany indebtedness owing from time to time by the CMMC-MMC Joint Venture to CMMC pursuant to an intercompany loan agreement dated June 8, 2021 between the CMMC-MMC Joint Venture to CMMC (formerly known as Copper Mountain Mining Corp.).

"CMMC-MMC Joint Venture" means Copper Mountain Mine (BC) Ltd., the owner of the Copper Mountain Mine located in Princeton, British Columbia.

"CMMC-MMC Joint Venture Shareholders' Agreement" means the shareholders' agreement dated July 31, 2009, as amended to the date hereof, between CMMC (formerly known as Copper Mountain Mining Corp.) and MMC in respect of their interests in the CMMC-MMC Joint Venture.

"Code" means the US Internal Revenue Code of 1986, as amended from time to time and all regulations and rulings promulgated thereunder.

"Collateral" means any and all Property in which the Agent, the Peruvian Collateral Agent, the Management and Guarantee Trustee, the Conditional Credit Assignment Agent, the Share Trustee, the Peruvian Intercreditor Agent or any other Secured Party has or shall have or is intended to have a Lien pursuant to any Loan Document.

"Collection Account" means account number [REDACTED - COMMERCIALLY SENSITIVE INFORMATION] established by the Borrower with the Account Bank on or before the date hereof in the name of the Borrower or such other account designated as the "Collection Account" and subject to the Blocked Account Agreement.

"Commitment" means in respect of each Lender from time to time, the agreement to make Advances to the Borrower in the Lender's Applicable Percentage of the maximum amount of the Credit and, where the context requires, the maximum amount of Advances which the Lender has agreed to make.

"Commodity Agreement" means any commodity futures contract, commodity swap, commodity option or other similar agreement or arrangement entered into by Hudbay or any of its Restricted Subsidiaries designed to protect Hudbay or any of its Restricted Subsidiaries against fluctuations in the price of commodities actually used in the ordinary course of business of Hudbay and its Restricted Subsidiaries.

"Compliance Certificate" means a certificate in the form of Schedule C.

"Conditional Assignment of Permits Agreement" means the Peruvian law governed conditional assignment of permits agreement dated as of June 2, 2014, as amended and restated on March 30, 2016 (Primera Modificación Integral al Contrato de Cesión Condicionada de Derechos Bajo Permisos), as amended on July 14, 2017 and on the date hereof, and as further amended from time to time, by the Borrower in favor of the Peruvian Collateral Agent, for the benefit of the Secured Parties, with respect to certain Permits of the Borrower.

"Conditional Credit Assignment Agent" means La Fiduciaria S.A., in its capacity as the "Conditional Credit Assignment Agent" appointed pursuant to the Peruvian Intercreditor Agreement, and its successors in such capacity.

"Conditional Credit Assignment Agreement" means the Peruvian law governed conditional credit assignment agreement dated as of June 2, 2014, as amended and restated on March 30, 2016 (Primera Modificación Integral al Contrato de Cesión Condicionada Sobre Créditos), as amended on July 14, 2017 and on the date hereof, and as further amended from time to time, by Hudbay and HB (BVI) in favor of the Conditional Credit Assignment Agent, for the benefit of the Bank Debt Secured Parties, with respect to certain obligations owed by the Borrower.

"Conforming Changes" means with respect to either the use of administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "Banking Day," the definition of "Interest Period," the definition of "U.S. Government Securities Banking Day", the timing and frequency of determining rates and making payments of interest, the timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides  that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

"Consolidated Income Taxes" means, with respect to any Person for any period, Taxes imposed upon such Person or other payments required to be made by such Person to any Governmental Authority which Taxes or other payments are calculated by reference to the income or profits or capital of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Adjusted Net Income for such period), including, without limitation, federal, provincial, state, franchise and similar Taxes and foreign withholding Taxes regardless of whether such Taxes or payments are required to be remitted to any Governmental Authority.

"Consolidated Interest Expense" means, with respect to any Person, for any period, the total interest expense of such Person and its consolidated Restricted Subsidiaries, net of any interest income received by such Person and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

(a) interest expense attributable to Capital Lease Obligations and the interest portion of rent expense associated with Attributable Debt in respect of the relevant lease giving rise thereto;

(b) amortization of debt discount (including the amortization of original issue discount resulting from the issuance of Debt at less than par) and debt issuance costs, provided, however, that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless such amortization of bond premium has otherwise reduced Consolidated Interest Expense;

(c) non-cash interest expense, but any non-cash interest income or expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments shall be excluded from the calculation of Consolidated Interest Expense;

(d) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

(e) the interest expense on Debt of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries;

(f) costs associated with entering into Hedging Obligations (including amortization of fees) related to Debt;

(g) interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

(h) the product of (i) all dividends paid or payable, in cash, Cash Equivalents or Debt or accrued during such period on any series of Disqualified Stock of such Person or on Preference Shares of its Non-Note Guarantors payable to a party other than Hudbay or a Wholly Owned Subsidiary, times (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then-current combined Canadian and U.S. federal, state, provincial, municipal and local statutory tax rate of such Person, expressed as a decimal, in each case on a consolidated basis and in accordance with IFRS;

(i) Receivables Fees; and

(j) the cash contributions to any employee share ownership plan or similar trust to the extent such contributions are intended to be used by such plan or trust to pay interest or fees to any Person (other than Hudbay and its Restricted Subsidiaries) in connection with Indebtedness Incurred (as such term is, for the purposes of this definition, defined in the Note Indentures as they exist on the date hereof) by such plan or trust.

For purposes of the foregoing, total interest expense will be determined (a) after giving effect to any net payments made or received by such Person and its Subsidiaries with respect to Interest Rate Agreements and (b) exclusive of amounts classified as other comprehensive income on the balance sheet of such Person. Notwithstanding anything to the contrary contained herein, (x) without duplication of clause (i) above, commissions, discounts, yield and other fees and charges Incurred in connection with any transaction pursuant to which such Person or its Restricted Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense and (y) any imputed interest in respect of any Deferred Revenue Financing Arrangement shall not be included in Consolidated Interest Expense.

"Constancia Mine" means the Constancia and Pampacancha open pit copper mines located in the Chamaca and Livitaca Districts, Province of Chumbivilcas, Department of Cusco, Peru and the adjacent concentrator to process ore from such mines and produce copper and molybdenum concentrates.

"Constancia Royalty Properties" means the following mineral concessions associated with the Constancia Mine: Katanga Q, Peta 5, Peta 6, Peta 7 and Peta 17.

"Constancia SPA" means the amended and restated precious metals purchase agreement dated November 4, 2013, as amended to the date hereof, among Silver Wheaton Caymans, Hudbay and HudBay (BVI) Inc. in respect of, inter alia, silver and gold production from the Constancia Mine and all security agreements and guarantees related thereto.

"Constating Documents" means, with respect to any Person, its articles and/or certificate of incorporation, amendment, amalgamation or continuance, memorandum of association, articles of association, charter, by-laws, declaration of trust and other constating documents (in the case of a trust), partnership agreement, limited liability company agreement or other similar document, and all unanimous shareholder agreements, other shareholder agreements, voting trust agreements and similar arrangements applicable to the Person's Equity Interests, all as in effect from time to time.

"Contract" means any agreement, contract, indenture, lease, deed of trust, deed, indenture, licence, option, undertaking, promise or any other commitment or obligation, whether oral or written, expressed or implied, other than a Permit.

"Contributing Lenders" and "Contributing Lender" are defined in Section ~~6.12(b~~6.11(b).

"Control" and "control", and their derivatives means, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.

"Copper World Project Property" means the patented and unpatented claims and fee land in Pima County, Arizona that is the site of the Copper World project.

"Credit" is defined in Section 2.1(a).

"Currency Agreement" means, in respect of a Person, any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

"Daily Simple SOFR" means, for any day, SOFR plus [REDACTED - COMMERCIALLY SENSITIVE INFORMATION] basis points, with the conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining "Daily Simple SOFR" for syndicated business loans; provided, that if the Agent decides that any such convention is not administratively feasible for the Agent, then the Agent may establish another convention in its reasonable discretion.

"Debentures" is defined in Section 8.2(g).

"Debt" means, as to any Person and without duplication:

(a) indebtedness created, issued or incurred by such Person for borrowed money (whether by way of loan or the issuance and sale of debt securities and whether current, short term or long term) and premiums (if any) and capitalized interest (if any) in respect thereof;

(b) obligations of such Person to pay the deferred purchase or deferred acquisition price of property or services, except for trade accounts payable arising, and accrued expenses incurred, in the Ordinary Course (other than for borrowed money) so long as such trade accounts payable (other than trade accounts payable arising from holdbacks under trade contracts) are payable within 90 days of the date the respective goods are delivered or respective services rendered;

(c) indebtedness of others secured by a Lien on the property of such Person, whether or not the respective indebtedness so secured has been assumed by such Person;

(d) obligations of such Person in respect of letters of credit or similar instruments (whether assumed by way of guarantee, counter indemnity or otherwise), acceptance, bill discounting or note purchase facility and receivables purchase, factoring or discounting which carries recourse to such Person;

(e) Capital Lease Obligations and all Attributable Debt;

(f) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Non-Note Guarantor, Preference Shares (but excluding, in each case, any accrued dividends);

(g) to the extent not otherwise included in this definition, the amount of obligations outstanding under the legal documents entered into as part of a securitization transaction or series of Securitization Transactions that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase outstanding relating to a Securitization Transaction or series of Securitization Transactions;

(h) to the extent accelerated or not paid when due, all Out-of-the-Money Derivative Exposure;

(i) all Debt Guaranteed; and

(j) any Equity Interest of that Person (or of any Subsidiary of that Person that is not held by that Person or by a Subsidiary of that Person that is wholly owned, directly or indirectly) which Equity Interest, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or before, or within one year after, the Maturity Date as extended from time to time, for cash or securities constituting Debt.

For the avoidance of doubt, (i) any liabilities recorded on Hudbay's balance sheet, other than as debt in accordance with IFRS, pursuant to any Deferred Revenue Financing Arrangement (as such term is defined in the Note Indentures as they exist on the date hereof) shall not be deemed to be "Debt" and (ii) the contingent obligations assuring payment of any Out-of-the-Money Derivative Exposure will only be treated as Debt if such Out-of-the-Money Derivative Exposure has in fact been accelerated or not paid when due.

In addition, "Debt" of any Restricted Party shall include (without duplication) Debt described in the preceding paragraph that would not appear as a liability on the balance sheet of Hudbay and its Subsidiaries (including Restricted Subsidiaries) if:

(1) such Debt is the obligation of a partnership or joint venture that is not a Subsidiary of Hudbay (a "Joint Venture");

(2) any Restricted Party is a general partner of the Joint Venture (a "General Partner"); and

(3) there is recourse, by contract or operation of law, with respect to the payment of such Debt to property or assets of any Restricted Party and then such Debt shall be included in an amount not to exceed:

(a) the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of any Restricted Party; or

(b) if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Debt that is recourse to Hudbay or any Restricted Party, if the Debt is evidenced by a writing and is for a determinable amount.

"Debt Guaranteed" by any Person means all Debt of the kinds referred to in the definition of Debt which is, directly or indirectly, guaranteed (except by way of endorsement of a negotiable instrument made in the ordinary course of such Person's business) by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which such Person has otherwise assured a creditor against loss.

"Declining Lenders" means, for the purposes of Section 2.4, Lenders that decline a request to extend the Maturity Date under Section 2.5(a) or do not respond to the request within the time periods referred to in Section 2.5 (for which they shall have no liability) and are thereby deemed to have declined the request.

"deemed interest period" is defined in Section 6.3(b).

"Default" means any event or condition that constitutes an Event of Default or that would constitute an Event of Default with the giving of any notice, passage of time, or both.

"Defaulting Lender" means any Lender that (a) has failed to fund any portion of the Advances or perform its obligations under Section 6.1 within three Banking Days of the date it is required to do so, unless the failure has been cured, (b) has otherwise failed to pay over to the Agent or any other Lender any other amount required to be paid by it under this Agreement within three Banking Days of when due, unless the payment is the subject of a good faith dispute or unless the failure has been cured, (c) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or pay its debts as they generally become due, (d) is the subject of a bankruptcy or insolvency proceeding or (e) is subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business.

"Deferred Revenue Financing Arrangement" means (a) the Constancia SPA, the 777 PMPA and the Arizona Streaming Agreement and (b) any financing transaction pursuant to which (i) Hudbay or any of its Restricted Subsidiaries receives cash advances or deposits in respect of future revenues from the sale of specified mineral assets to a Person other than an Affiliate, (ii) such advances or deposits are recorded as long-term liabilities (other than amounts recorded as current portion thereof), but not as debt determined in accordance with IFRS, on the consolidated balance sheet of Hudbay and (iii) such liability is amortized upon the delivery of such mineral assets.

"Demand" is defined in Section ~~6.11~~6.10.

"Deposit Account Control Agreement" is defined in Section 8.2(n).

"Derivative" means (a) any transaction now existing or hereafter entered into (i) which is a rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy/sell-back transaction, securities lending transaction, weather index transaction or forward purchase or sale of a security, commodity or other financial instrument or interest (including any option with respect to any of these transactions) or (ii) a transaction that is similar to any transaction referred to in clause (i) above that is currently, or in the future becomes, recurrently entered into in the financial markets (including terms and conditions incorporated by reference in such agreement) and which is a forward, swap, future, option or other derivative on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, economic indices or measures of economic risk or value, or other benchmarks against which payments or deliveries are to be made, and (b) any combination of these transactions provided that for clarity, a Prepaid Metals Transaction shall constitute a Derivative.

"Derivative Exposure" in relation to any Person (the "relevant party") at any time means the amount (after giving effect to all set-offs provided for thereunder) which is payable by the relevant party pursuant to the agreement governing the Derivatives entered into by the relevant party and in effect at that time if those Derivatives have been or (as the case may be) were to be terminated at such time as the result of an Event of Default or Termination Event (each as defined therein) or if such amounts are not paid when due. If the Derivative Exposure would be payable by the relevant party to the counterparty of the relevant party at the relevant time of determination, it is referred to herein as "Out-of-the-Money Derivative Exposure".

"Designated Account" means, in respect of any Advance, the account or accounts maintained by the Borrower at a branch of the Agent in Canada that the Borrower designates in its notice requesting an Advance.

"Desired Acquisition Amount" is defined in Section 2.5(d)(i)(A).

"Disposition" means with respect to any asset of any Person, any direct or indirect sale, lease (where such Person is the lessor of such asset), assignment, cession, transfer (including any transfer of title or possession), exchange, conveyance, release or gift of such asset, including by means of a Securitization Transaction, or any reorganization, consolidation, amalgamation or merger of such Person pursuant to which such asset becomes the property of any other Person; and "Dispose" and "Disposed" have meanings correlative thereto.

"Disqualified Stock" has the meaning given in the Note Indentures as they exist on the date hereof.

"EBITDA" for any period means, subject to Section 8.1(d),with respect to any Person for any period, the Adjusted Net Income of such Person for such period:

(a) increased (without duplication) by the following items to the extent deducted in calculating Adjusted Net Income:

(i) Consolidated Interest Expenses; plus

(ii) Consolidated Income Taxes; plus

(iii) consolidated amortization, depletion and depreciation expense; plus

(iv) other non-cash charges reducing Adjusted Net Income (other than depreciation, amortization or depletion expense), including any write-offs or write-downs (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was capitalized at the time of payment), non-recurring losses and non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors or employees; plus

(v) any expenses or charges (other than depreciation, amortization or depletion expense) related to any Equity Offering, Investments permitted by the terms of the Note Indentures (as they exist on the date hereof), merger, amalgamation, consolidation, arrangement, acquisition, disposition, recapitalization or Permitted Debt; plus

(vi) any restructuring charges, integration costs or costs associated with establishing new facilities (which, for the avoidance of doubt, shall include retention, severance, relocation, workforce reduction, contract termination, systems establishment costs and facilities consolidation costs) certified by the chief financial officer of Hudbay and deducted (and not added back) in computing Adjusted Net Income, provided that the aggregate amount of all charges, expenses and costs added back under this clause (vi) shall not exceed $15,000,000 in any consecutive four quarter period; plus

(vii) accretion of asset retirement obligations, net of cash payments for such asset retirement obligations;

(b) decreased (without duplication) by non-cash items increasing Adjusted Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or reserve for, anticipated cash charges that reduced EBITDA in any prior period); and

(c) increased or decreased (without duplication) to eliminate, to the extent reflected in Adjusted Net Income, effects of adjustments (including the effects of such adjustments pushed down to Hudbay and its Restricted Subsidiaries) in any line item in such Person's consolidated financial statements resulting from the application of purchase accounting in relation to any completed acquisition.

Notwithstanding the foregoing, clauses (a)(ii) through (vii) above relating to amounts of a Restricted Subsidiary of a Person will be added to Adjusted Net Income to compute EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Adjusted Net Income of such Person and, to the extent the amounts set forth in clauses (a)(ii) through (vii) above are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Adjusted Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to such Person by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its constating documents and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its shareholders.

"EEA Financial Institution" means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

"EEA Member Country" means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

"EEA Resolution Authority" means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

"Effective Date" has the meaning specified in the recitals hereto.

"Eligible Assignee" means any Person other than: (a) a natural person, (b) a Hudbay Group Member or (c) any Affiliate of a Hudbay Group Member.

"Employee Plan" means a Pension Plan, a Welfare Plan or both, but does not include any US Plan.

"Environmental and Social Guidelines" means the Equator Principles and the IFC Performance Standards, effective 1 January 2012, including the General Environmental, Health and Safety (EHS) Guidelines and the Environmental, Health and Safety Guidelines for Mining.

"Environmental Laws" means any and all Applicable Laws applicable to the operation of the Key Operating Assets, in effect at the relevant time, relating to pollution or the protection of the environment, human health or safety or natural resources, and all such Applicable Law regulating or imposing liability or standards of conduct with respect to (a) emissions, discharges, Releases or threatened Releases of Hazardous Materials, (b) the Use of Hazardous Materials, (c) human exposure to Hazardous Materials, (d) occupational safety and health requirements or (e) relating to any other environmental, social, labor, health and safety or security risks of the type contemplated by the Environmental and Social Guidelines.

"Equator Principles" shall mean the principles named "Equator Principles 4 - July 2020" adopted by various banks and financial institutions, to the extent applicable to mines, all as set forth more fully at http://equator-principles.com/wpcontent/uploads/2020/05/The-Equator-Principles-July-2020-v2.pdf.

"Equity Interests" means, with respect to any Person, any and all present and future shares (including without limitation Preference Shares), units, trust units, partnership or other interests, participations or other equivalent rights in the Person's equity or capital, however designated and whether voting or non-voting and any and all rights, warrants, options or other rights exchangeable or convertible into any of the foregoing but excluding any debt securities convertible or exchangeable into such equity.

"Equity Offering" means a public offering for cash by Hudbay of its common shares, or options, warrants or rights with respect to its common shares, other than (a) any issuances pursuant to employee benefit plans or otherwise in compensation to officers, directors or employees, (b) an issuance to any Subsidiary or (c) any offering of common shares issued in connection with a transaction that constitutes a Change of Control.

"Equivalent Amount" means, with respect to an amount in one currency, the amount in another currency that could be purchased by the amount in the first currency determined by reference to the Exchange Rate at the time of determination.

"ERISA" means the US Employee Retirement Income Security Act of 1974, as amended from time to time, and all regulations and rulings promulgated thereunder.

"ERISA Affiliate" means any trade or business (whether or not incorporated) that, together with any Restricted Party, is treated as a single employer under Section 414 of the Code.

"ERISA Event" means (a) any Reportable Event; (b) the existence with respect to any plan of a non-exempt Prohibited Transaction; (c) the failure of any insured US Welfare Plan to satisfy the non-discrimination requirements of Section 105 of the Code; (d) any failure by any US Pension Plan to satisfy the minimum funding standards (within the meaning of Sections 412 or 430 of the Code or Section 302 of ERISA) applicable to such US Pension Plan, whether or not waived; (e) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any US Pension Plan, the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any US Pension Plan or the failure by any Restricted Party or any of its ERISA Affiliates to make any required contribution to a Multiemployer Plan; (f) the incurrence by any Restricted Party or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any US Pension Plan, including but not limited to the imposition of any Lien in favor of the PBGC or any US Pension Plan; (g) a determination that any US Pension Plan is, or is expected to be, in "at risk" status (within the meaning of Section 430 of the Code or Section 303 of ERISA); (h) the receipt by any Restricted Party or any of its ERISA Affiliates from the PBGC or a plan administrator of any notice relating to an intention to terminate any US Pension Plan or to appoint a trustee to administer any US Pension Plan under Section 4042 of ERISA; (i) the incurrence by any Restricted Party or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any US Pension Plan or Multiemployer Plan; or (j) the receipt by any Restricted Party or any of its ERISA Affiliates of any notice, or the receipt by any Multiemployer Plan from a Restricted Party or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, Insolvent, in Reorganization or in "endangered" or "critical" status (within the meaning of Section 432 of the Code or Section 305 of ERISA).

"Erroneous Payment" is defined in Section 10.15(a).

"Erroneous Payment Deficiency Assignment" is defined in Section 10.15(d).

"Erroneous Payment Return Deficiency" is defined in Section 10.15(d).

"Erroneous Payment Subrogation Rights" is defined in Section 10.15(d).

"EU Bail-In Legislation Schedule" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

"Event of Abandonment" means a formal, public announcement by any Hudbay Group Member of a decision to abandon, or the abandonment of the operation of any material portion of the Constancia Mine for any reason.

"Event of Default" is defined in Section 9.1.

"Event of Taking" means any taking, seizure, confiscation, requisition, exercise of rights of eminent domain, public improvement, inverse condemnation, condemnation, expropriation or similar action or threat of any such action of or proceeding by any Governmental Authority or other Person relating to (unless otherwise specified) all or any part of the Key Operating Assets.

"Exchange Rate" means, on any day, for the purpose of calculations under this Agreement, the amount of one currency into which another currency may be converted using the Agent's mid-rate (i.e., the average of the Agent's spot buying and selling rates) for converting the first currency to the other currency at the relevant time on that day. If the Exchange Rate is being determined at any time in respect of a previous day, the daily average exchange rate of the Bank of Canada on that previous day shall be used instead of the Agent's mid-rate.

"Excluded Taxes" means, with respect to the Agent, any Lender, an Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of an Obligor hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable Lending Office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Lender is located and (c) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrower under Section 13.11, (ii) an assignee pursuant to an Assignment and Assumption made when an Event of Default has occurred and is continuing or (iii) any other assignee to the extent that the Borrower has expressly agreed that any withholding tax shall be an Indemnified Tax), to the extent any withholding tax that is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Loan Document to such Foreign Lender because of such Foreign Lender's failure or inability (other than as a result of a Change in Law) to comply with Section 13.9(e), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new Lending Office (or assignment), to receive additional amounts from an Obligor with respect to such withholding tax pursuant to Section 13.9(e).

"FATCA" means:

(a) sections 1471 to 1474 of the Code or any associated regulations or other official guidance;

(b) any treaty, law or regulation of or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above;

(c) any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction; or

(d) any other similar law of any other jurisdiction, including the common reporting standards approved by the Organisation for Economic Cooperation and Development Council on July 15, 2014.

"Federal Funds Effective Rate" means, for any period, a fluctuating interest rate per annum equal, for each day during the period, to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for the day (or, if the day is not a Banking Day, for the first preceding Banking Day) by the Federal Reserve Bank of New York or, for any day on which that rate is not published for that day by the Federal Reserve Bank of New York, the average of the quotations for that day for such transactions received by the Agent from three Federal Funds brokers of recognized standing, in each case calculated on the basis of a 360-day year for the actual number of days elapsed.

"Federal Reserve Bank of New York's Website" means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source.

"Fee Agreements" means, collectively, (a) the letter agreement dated October 26, 2021 which provides that the arrangement fee is payable by the Borrower, (b) the letter agreement dated October 26, 2021 which provides that the L/C fronting fees are payable by the Borrower to the Issuing Banks, (c) the letter agreement dated October 26, 2021 which provides the upfront fees are payable by the Borrower, (d) the letter agreement dated October 26, 2021 which provides that the agency fee is payable by the Borrower to the Agent, (e) the Peruvian Collateral Agent Fee Letter and (f) any other fee agreements entered into with any of the Lenders and "Fee Agreement" means any one of them.

"Financial Letter of Credit" means a Letter of Credit issued by an Issuing Bank to support obligations of the Borrower and which is not a Performance Letter of Credit.

"Floor" means the rate per annum of interest equal to [REDACTED - COMMERCIALLY SENSITIVE INFORMATION].

"Foreign Lender" means any Lender that is not organized under the laws of Canada for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Loan Document to be resident for income tax or withholding tax purposes in Canada for tax purposes by application of the laws of Canada.

"Framework Conditional Assignment of Contracts Agreement" means the Peruvian law governed framework agreement for the conditional assignment of certain Material Project Documents dated as of June 2, 2014, as amended and restated on March 30, 2016 (Primera Modificación Integral al Contrato Marco de Cesión Condicionada de Posición Contractual), as amended on July 14, 2017 and on the date hereof, and as further amended from time to time, by the Borrower in favor of the Peruvian Collateral Agent, for the benefit of the Secured Parties.

"[REDACTED - COMMERCIALLY SENSITIVE INFORMATION]" means the supplier agreement to be entered into between Hudbay and Citibank N.A. (or one of its affiliates or subsidiaries acceptable to the Agent acting reasonably) (in form and substance acceptable to the Agent, acting reasonably) in respect of certain receivables due from [REDACTED - COMMERCIALLY SENSITIVE INFORMATION] or one of its affiliates or subsidiaries.

"Government Approval" means (a) any authorization, consent, approval, license, lease, ruling, Permit, certification, waiver, exemption, filing, variance, claim, order, judgment or decree of, by or with, (b) any required notice to, (c) any declaration of or with or (d) any registration by or with, any Governmental Authority, in each case relating to the operation of the Constancia Mine to the extent (i) not routine, (ii) not ministerial in nature or (iii) not otherwise immaterial to the operation of the Constancia Mine or the Borrower's compliance with Applicable Law or obtaining or maintaining any Government Approval.

"Governmental Authority" means the government of Canada or Peru or any other nation, or of any political subdivision thereof, whether state, provincial or local, and any agency, authority, ministry, instrumentality, regulatory body, board, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.

"Guarantee Trust Over Shares Agreement" means the Peruvian law governed guarantee trust over shares agreement dated as of June 2, 2014, as amended and restated on March 30, 2016 (Primera Modificación Integral al Contrato de Fideicomiso en Garantía), as amended on July 14, 2017, as amended on August 28, 2017 and on the date hereof, and as further amended from time to time, by 6502873 Canada Inc., HB Peru Canada, the Share Trustee, with the acceptance of the Borrower, in favor of the Agent and the Canadian Credit Facility Agent, for the benefit of the Bank Debt Secured Parties.

"Guarantees" means, subject to Section 4.4, the guarantees given by the Obligors from time to time as described in Section 3.1.

"Guarantors" means the Affiliates of the Borrower who are guarantors of the ~~Borrower's~~ Obligations and Other Secured Obligations from time to time pursuant to Article 3. As of the date hereof, the Guarantors are Hudbay, HB Marketing, HB Peru Canada, HB (BVI) and 6502873 Canada Inc.

"Guarantors' Security Documents" is defined in Section 4.2.

"Hazardous Materials" means any pollutant, contaminant or hazardous, deleterious, toxic or, dangerous waste, substance or material, as defined in or regulated by any Applicable Law or Governmental Authority from time to time, including friable asbestos and poly-chlorinated biphenyls or any tailings, residual materials, waste, substance or other material which does or may cause harm or adverse effect to human health or the environment.

"HB (BVI)" means HudBay (BVI) Inc.

"HB (BVI) Accounts" means, collectively, account number [REDACTED - COMMERCIALLY SENSITIVE INFORMATION] established by HB (BVI) with Republic Bank (BVI) Limited, account [REDACTED - COMMERCIALLY SENSITIVE INFORMATION] established by HB (BVI) with Scotiabank Barbados and such other account established by HB (BVI) in the British Virgin Islands which the Borrower may hereafter designate by way of written notice to the Agent as the "HB (BVI) Account" and in respect of which such designation has been approved in writing by the Agent and "HB (BVI) Account" means any one of such accounts as the context requires.

"HB Exploration" means Hudson Bay Exploration and Development Company Limited., a predecessor by amalgamation to Hudbay.

"HB Marketing" means HudBay Marketing & Sales Inc.

"HB Minerals" means HudBay Minerals Inc., a predecessor by amalgamation to Hudbay.

"HB Peru Canada" means HudBay Peru Inc.

"HB Peru Group" means HB Peru Canada, HB (BVI), 6502873 Canada Inc. and any other Subsidiary of Hudbay (other than the Borrower) which owns any Equity Interests or other interest in the HB Peru Group, the Borrower or any ownership or other interest in the Constancia Mine.

"HBMS" means Hudson Bay Mining and Smelting Co., Limited., a predecessor by amalgamation to Hudbay.

"Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

"Hudbay" means HudBay Minerals Inc., the successor by amalgamation to HB Minerals, HBMS and HB Exploration.

"Hudbay ARCA" means the fifth amended and restated credit facility agreement dated the date hereof among Hudbay, as borrower, BNS, as agent, and certain financial institutions as lenders.

"Hudbay Event of Default" has the meaning ascribed to the term Event of Default in the Hudbay ARCA.

"Hudbay Group" means Hudbay and each of its Subsidiaries.

"Hudbay Group Member" means any Person who is a member of the Hudbay Group.

"Hudbay Obligations" means all "Obligations" as defined in the Hudbay ARCA.

"IFRS" means the International Financial Reporting Standards.

"Immaterial Greenfield Subsidiary" means any Subsidiary of Hudbay:

(a) formed or acquired after the Effective Date whose operations are limited to holding or developing non-producing mineral assets that are in the pre-construction phase of development; or

(b) that has been designated as a Immaterial Greenfield Subsidiary by the Agent and the Lenders,

provided that this Section shall not apply to such Subsidiary if at any time it guarantees, provides security in respect of or otherwise becomes obligated in respect of the Debt of any other Person (including the Hudbay Group Members).

"Impacted Lender" means any Lender that (a) the Agent or the Issuing Banks believe in good faith has defaulted in fulfilling its obligations under one or more other syndicated credit facilities, or (b) that is Controlled by a Person that has been determined by a court of competent jurisdiction or regulator to be insolvent, is unable to meet its obligations or pay its debts as they generally become due or is the subject of a bankruptcy or insolvency proceeding.

"Incur" means issue, create, assume, Guarantee (as such term is defined in the Note Indentures as they exist on the date hereof), incur or otherwise become liable for, provided however that any Debt or Equity Interests of a Person existing at the time such Person becomes a Restricted Subsidiary of Hudbay (whether by merger, consolidation, amalgamation or arrangement, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of Hudbay. The terms "Incurred" and "Incurrence" have meanings correlative to the foregoing.

"Indemnified Taxes" means Taxes other than Excluded Taxes.

"Indemnitee" is defined in Section 13.8(b).

"ING" means ING Capital LLC.

"Insolvent" means, with respect to any Multiemployer Plan, the condition that such Multiemployer Plan is insolvent within the meaning of Section 4245 of ERISA.

"Insurance Assignment" means the English law governed assignment of insurance dated the Effective Date by the Borrower in favour of the Peruvian Collateral Agent.

"Intellectual Property" means domestic and foreign: (a) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (b) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae, customer lists, data bases, documentation, registrations and franchises relating to any of the foregoing; (c) copyrights, copyright registrations and applications for copyright registration; (d) mask works, mask work registrations and applications for mask work registrations; (e) designs, design registrations, design registration applications and integrated circuit topographies; (f) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (g) computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs; (h) any other intellectual property and industrial property; and (i) all additions and improvements to the foregoing.

"Interbank Reference Rate" means, in respect of any currency, the interest rate expressed as a percentage per annum which is determined by the Agent at any time in accordance with banking industry rules on interbank compensation for use when calculating interest due by it or owing to it arising from correction of errors in transactions in that currency between it and other banks.

"Intercorporate Obligations" mean all present and future Debts, liabilities and obligations of any kind owing or remaining unpaid by any Restricted Party to any Hudbay Group Member (other than in respect of the CMMC Intercompany Debt) in respect of loans or advances made by such Hudbay Group Member to such Restricted Party; provided that such Hudbay Group Member (who is the lender in respect of the Intercorporate Obligation) is a party to and bound by the Intercorporate Subordination Agreement.

"Intercorporate Subordination Agreement" means the Amended and Restated Intercorporate Subordination Agreement dated as of the Effective Date between: (a) the Agent, on behalf of the Lenders and their Affiliates party to the Other Secured Obligations, and (b) those Hudbay Group Members party to such Intercorporate Subordination Agreement from time to time.

"Intercreditor Agreements" means any agreements that may be entered into from time to time to provide for the subordination, ranking or priority of any other Debt in relation to the Obligations or the Other Secured Obligations including, without limitation, the SW Intercreditor Agreement and the Peruvian Intercreditor Agreement.

"Interest Coverage Ratio" means , subject to Section 8.1(d), the ratio of (a) Hudbay's EBITDA for the most recently completed four fiscal quarters to (b) Hudbay's Consolidated Interest Expense for the same period.

"Interest Payment Date" means ~~(in connection~~ :

(a) with respect to each Base Rate ~~Advances)~~ Advance, the first Banking Day of each calendar month~~.~~; and

(b) with respect to each SOFR Advance, the last Banking Day of each applicable Interest Period and, if any Interest Period is longer than 90 days, the last Banking Day of each such 90 day period during such Interest Period.

"Interest Period" means,

(a) with respect to each Base Rate Advance, the period commencing on the applicable drawdown or conversion date, as the case may be, and terminating on the date selected by the Borrower hereunder for the conversion of such Advance into another type of Advance or for the repayment of such Advance;

(b) with respect to a SOFR Advance, the period commencing on the date an Advance of SOFR Advances is advanced, continued, or created by conversion and ending in the case of Term SOFR, the period commencing on the date of such Advance and ending on the numerically corresponding day in the calendar month that is 1, 3 or 6 months thereafter, as specified in the applicable drawdown notice or interest election request; and

(c) with respect to an L/C, the period commencing on the date of issuance of the L/C and terminating on the last day that the L/C is outstanding;

provided that:

(a) no Interest Period shall extend beyond the final maturity date of the relevant Advance;

(b) whenever the last day of any Interest Period would otherwise be a day that is not a Banking Day, the last day of such Interest Period shall be extended to the next succeeding Banking Day, provided that, if such extension would cause the last day of an Interest Period for an Advance of SOFR Advances to occur in the following calendar month, the last day of such Interest Period shall be the immediately preceding Banking Day; and

(c) for purposes of determining an Interest Period for a SOFR Advance, a month means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month; provided, that if there is no numerically corresponding day in the month in which such an Interest Period is to end or if such an Interest Period begins on the last Banking Day of a calendar month, then such Interest Period shall end on the last Banking Day of the calendar month in which such Interest Period is to end; and

(d) no tenor that has been removed from this definition pursuant to Section 2.11 below shall be available for specification in such drawdown notice.

"Interest Rate Agreement" means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

"Inventory Pledge Agreement" means the Peruvian law governed inventory pledge agreement dated as of January 11, 2013, as amended on January 27, 2014, as amended and restated on June 2, 2014, and as amended and restated on March 30, 2016 (Segunda Modificación Integral al Contrato de Garantía Mobiliaria Sobre Inventarios), as amended on July 14, 2017 and on the date hereof, and as further amended from time to time, by the Borrower in favor of the Peruvian Collateral Agent, for the benefit and in representation of the Secured Parties, with the acceptance of Francisco Javier del Río del Águila, acting as depositary.

"Investment" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers, suppliers or vendors in the ordinary course of business) or other extensions of credit (including by way of Guarantee (as such term is defined under the Note Indentures as they exist on the date hereof) or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit (other than a time deposit)) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Equity Interests, Debt or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS, provided that none of the following will be deemed to be an Investment:

(a) Hedging Obligations entered into in the ordinary course of business and in compliance with the Note Indentures (as they exist on the date hereof);

(b) endorsements of negotiable instruments and documents in the ordinary course of business; and

(c) an acquisition of assets, common shares or other securities by Hudbay or a Subsidiary for consideration to the extent such consideration consists of common shares of Hudbay.

"Irrevocable Power of Attorney" means the irrevocable power of attorney (Poder Irrevocable) in connection with each of the Chilloroya Peasant Community Agreement, the Conditional Assignment of Permits Agreement, the Framework Conditional Assignment of Contracts Agreement and the Real Property Mortgage Agreement in connection with the Uchuccarco Rural Community Agreement dated the Effective Date by the Borrower in favor of the Peruvian Collateral Agent, for the benefit and in representation of the Secured Parties.

"Issuing Banks" means, for the time being, any of CIBC, ING, NBC, BNS and/or BNS Peru. If each of CIBC, ING, NBC, BNS and BNS Peru cease to be Issuing Banks, a successor shall be agreed to by the Borrower and the Required Lenders, acting reasonably.

"Key Operating Assets" means Hudbay's direct or indirect interest in the 777 Mine, the Lalor Mine, the Constancia Mine and Hudbay's metallurgical facilities and concentrators (including without limitation the Flin Flon concentrator, the Flin Flon zinc refinery, the Stall Concentrator and the New Britannia Mill).

"L/C" or "Letter of Credit" means either a Performance Letter of Credit or Financial Letter of Credit denominated in US Dollars in a form satisfactory to the Issuing Banks, issued by any of the Issuing Banks at the request of the Borrower in favour of a third Person to secure the payment or performance of an obligation of a Restricted Party to the third Person.

"L/C Fees" means, with respect to an L/C, the amount calculated by multiplying (a) the face amount of that L/C by the rate for calculation of the L/C Fee specified in Section 2.6(a) by (b) a fraction, the numerator of which is the duration of the term of that L/C and the denominator of which is the number of days in the calendar year in question.

"L/C Sublimit" means the lesser of:

(a) the Maximum Available Amount; and

(b) US$300,000,000 less the face amount (or the US Dollar Equivalent Amount thereof) of any letter of credit issued pursuant to the terms of the Hudbay ARCA.

"Lalor Mine" means Hudbay's underground zinc, gold and copper mine located near the town of Snow Lake, Manitoba for greater certainty including, without limitation, the underground access ramp from the Chisel North Mine, the Stall Concentrator and the New Britannia Mill.

"Leased Real Properties" means the leasehold interests (other than Mining Leases) held by any Hudbay Group Member in any real properties (including as described in Schedule 7.1(t) forming the subject matter of the Leases to which the applicable Hudbay Group Member is a party).

"Leases" means all leases, subleases, agreements to lease, offers to lease, renewals of leases and other rights on interest of, in or to real property granted to any Hudbay Group Member.

"Lenders" means each of the Persons listed on Schedule A and other lenders that from time to time become Lenders in accordance with Article 11, including the Issuing Banks, and "Lender" means any one of them. Notwithstanding the foregoing, references in this Agreement or any other Loan Documents to the Lenders in the context of the Agent holding Guarantees or any Lien for the benefit or on behalf of the Lenders shall be interpreted as including Affiliates of Lenders who may hold Other Secured Obligations from time to time.

"Lending Office" means, as to any Lender, the office or offices from which it makes Advances and receives payments pursuant to this Agreement from time to time.

~~"LIBO Rate" means, for any LIBOR Period and LIBOR Advance, either:~~

~~(a) the rate expressed as a percentage per annum for deposits in US Dollars in the London interbank market for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance, that appears on the Reuters LIBOR01 Page (or any successor source from time to time) as of 11:00 a.m. (London time) two Banking Days before the first day of the LIBOR Period; or~~

~~(b) if no such rate appears as contemplated in item (a), the interest rate expressed as a percentage per annum at which deposits in US Dollars are offered by the principal office of the Agent in London, England, in the London interbank market at 11:00 a.m. (London time) two Banking Days before the first day of the LIBOR Period for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance.~~

~~Provided that notwithstanding the foregoing the LIBO Rate shall not be less than 0.00%.~~

~~"LIBOR Advance" means an Advance in US Dollars bearing interest based on the LIBO Rate and includes deemed LIBOR Advances provided for in this Agreement.~~

~~"LIBOR Period" means the period selected by the Borrower for a LIBOR Advance or the period deemed to be applicable to the LIBOR Advance provided for in this Agreement.~~

"Lien" means, with respect to any Property, any hypothec, mortgage, deed of trust, prior claim, privilege, lien, pledge, charge, security interest, encumbrance or royalty of any kind in respect of such Property. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any Property that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such Property.

"Liquidity" means, at any time, the sum of Unrestricted Cash plus (x) so long as no Default or Event of Default has occurred and is continuing, the Maximum Available Amount less all outstanding Advances plus (y) so long as no default or event of default has occurred and is continuing under the Hudbay ARCA, the Maximum Available Amount (as defined in the Hudbay ARCA) less all outstanding Advances (as defined in the Hudbay ARCA).

"Loan Documents" means this Agreement, the Guarantees, the Security Documents (including, for certainty, the Peruvian Security Documents), any Intercreditor Agreement, the Fee Agreements, the Intercorporate Subordination Agreement, any Derivatives entered into with the Lenders or any Affiliate of the Lenders, each of the Peruvian Notes, the Peruvian Note Completion Agreement, and all other documents relating to the Credit and any such Derivatives.

"Machinery, Equipment and Other Movable Property Pledge Agreement" means the Peruvian law governed machinery, equipment and other movable property pledge agreement dated as of January 11, 2013, as amended on December 13, 2013, as amended and restated on June 2, 2014, as clarified on July 17, 2014, as amended on October 13, 2014, as amended on December 17, 2015, and as amended and restated on March 30, 2016 (Segunda Modificación Integral al Contrato de Garantía Mobiliaria Sobre Maquinarias, Equipos y otros Bienes Muebles), as amended on July 14, 2017, as amended on August 25, 2017 and on the date hereof, and as further amended from time to time, by the Borrower in favor of the Peruvian Collateral Agent, for the benefit and in representation of the Secured Parties, with the acceptance of Francisco Javier del Río del Águila, acting as depositary.

"Majority Lenders" means Lenders holding, in the aggregate, greater than 50% of the Commitments.

"Management and Guarantee Trust Agreement" means the Peruvian law governed management and guarantee trust agreement dated as of September 23, 2013, as amended and restated on June 2, 2014 and as amended and restated on March 30, 2016 (Segunda Modificación Integral al Contrato de Fideicomiso en Administración y Garantía), as amended on July 14, 2017 and on the date hereof, and as further amended from time to time, by the Borrower, the Management and Guarantee Trustee, Francisco Javier del Río del Águila, acting as depositary, in favor of the Peruvian Intercreditor Agent, for the benefit of the Secured Parties.

"Management and Guarantee Trustee" means La Fiduciaria S.A., in its capacity as trustee under the Management and Guarantee Trust Agreement.

"Material Adverse Effect" means any event, fact or circumstance or series of events, facts or circumstances affecting the condition, properties, business or results of operations of the Hudbay Group, taken as a whole, and/or the Borrower that either individually or in the aggregate materially adversely affects or could materially adversely affect: (a) the business, affairs, property, liabilities or financial condition of the Restricted Parties taken as a whole and/or the Borrower; (b) the ability of the Obligors or any Restricted Party to perform their respective obligations under the Loan Documents in accordance with the respective terms thereof; or (c) the rights and remedies, as applicable, of the Agent, the Peruvian Collateral Agent, the Management and Guarantee Trustee, the Conditional Credit Assignment Agent, the Share Trustee or the Peruvian Intercreditor Agent or the Lenders under or the enforceability of any of the Loan Documents.

"Material Agreement" means, any Contract of any Hudbay Group Member the breach, non-performance, non-enforceability, or cancellation of which or the failure of which to renew could reasonably be expected to have a Material Adverse Effect.

"Material Project Documents" means, collectively, on the date of the execution and delivery of this Agreement, the agreements listed in Schedule 7.1(aa) hereto and which are the subject of the Framework Conditional Assignment of Contracts Agreement or the Irrevocable Power of Attorney.

"Material Subsidiary" means (a) HB Marketing, (b) HB Peru Canada, (c) the Borrower, (d) HudBay (BVI) Inc., (e) 6502873 Canada Inc., (f) Hudbay Arizona Inc., (g) HudBay Arizona (Barbados) SRL, (h) HudBay Arizona (US) Corporation, (i) HudBay Arizona (US) Holding Corporation, (j) Cobre Verde Development Corporation, (k) ~~Rosemont~~ Copper ~~Company and~~ World, Inc., (l) CMMC Holdco, the CMMC-MMC Joint Venture and each CMMC Group Member and (m) any other Subsidiary of Hudbay (whether or not wholly-owned): (i) that, as of the end of any fiscal quarter of Hudbay, has total consolidated assets having a book value of or equivalent to US$40,000,000 or more, or (ii) that, as of the end of any fiscal quarter of Hudbay, has total consolidated revenue for the last 12 months of or equivalent to US$10,000,000 or more, or (iii) Equity Interests of which are acquired after March 30, 2016 at an aggregate cost to Hudbay on a consolidated basis of or equivalent to US$40,000,000 or more, or (iv) that directly or indirectly holds Equity Interests of a Material Subsidiary or (v) that has been designated as a Material Subsidiary by written notice from the Borrower to the Agent and the Lenders. No Material Subsidiary shall cease to be a Material Subsidiary without the consent of the Required Lenders and, for certainty, no Subsidiary which otherwise constitutes a Material Subsidiary can be designated an Unrestricted Subsidiary by the Borrower.

"Maturity Date" means October 26, 2025 or such later date as may be agreed in accordance with the terms of this Agreement.

"Maximum Available Amount" means, subject to adjustment pursuant to Section 6.4(c), US$150,000,000.

"Mine Properties" means the Mining Rights, Mining Title and Mining Leases comprising the Lalor Mine, the 777 Mine, the Chisel North Mine, the Constancia Mine and any other material fee simple properties, surface leases, Mining Rights, Mining Title and Mining Leases held or owned by any of the Hudbay Group Members.

"Mining Concessions and Other Rights Mortgage Agreement" means the Peruvian law governed mining concessions and other rights mortgage agreement dated as of January 11, 2013, as amended on December 13, 2013, as amended and restated on June 2, 2014, as amended on December 17, 2015, and as amended and restated on March 30, 2016 (Segunda Modificación Integral al Contrato de Hipoteca Sobre Concesiones Mineras y Otros Derechos), as amended from time to time, including a tenth amendment dated as of the date hereof, and as further amended from time to time, by the Borrower in favor of the Peruvian Collateral Agent, for the benefit and in representation of the Secured Parties.

"Mining Lease" means a lease, license or other use agreement which provides any Hudbay Group Member real property or water rights, other interests in land, including any mineral or resource, mining and surface rights, easements, rights of way or options. Leases which provide a Hudbay Group Member the right to construct and operate a conveyor, crusher plant, silo, load out facility, rail spur, shops, offices and related facilities on the surface of the real property containing such reserves, minerals or resources shall also be deemed a Mining Lease.

"Mining Rights" means the mining claims and associated mining exploitation rights, mineral leases, Order-in-Council leases, mining concessions and other mining rights in respect of the Mine Properties, and registered with Governmental Authority in the name of any Hudbay Group Member, together with all other unpatented mining claims and associated mining exploitation rights or claims hereafter owned or held by any Hudbay Group Member.

"Mining Title" means fee simple title to surface and/or minerals or an undivided interest in fee simple title thereto or a leasehold interest in all or an undivided interest in surface and/or minerals together with no less than those real property, easements, licenses, privileges, rights and appurtenances as are necessary to mine, remove, process and transport minerals in the manner presently operated.

"MMC" means Mitsubishi Materials Corporation.

"Moody's" means Moody's Investors Service, Inc. or any successor by merger or consolidation to its business.

"Multiemployer Plan" means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

"NBC" means National Bank of Canada, a bank listed on Schedule I of the Bank Act (Canada).

"New Britannia Financing Transaction" means the Prepaid Metals Transaction entered into by and between Hudbay and certain of the Lenders on May 7, 2020, pursuant to which [REDACTED - COMMERCIALLY SENSITIVE INFORMATION].

"New Britannia Mill" means Hudbay's ore processing facility located in Snow Lake, Manitoba, which processes ore from the Lalor Mine and produces (or will produce) silver/gold doré and copper concentrate.

"New Lenders" means one or more other financial institutions that are identified by the Borrower (with the assistance of the Agent, if requested) and that are acceptable to the Accepting Lenders, acting reasonably.

"Non-Funding Lender" is defined in Section ~~6.12(b~~6.11(b).

"Non-Note Guarantor" means any Restricted Subsidiary of Hudbay that is not a Note Guarantor.

"Non-Recourse Debt" means Debt of a Person:

(a) as to which neither Hudbay nor any of the Restricted Subsidiaries (i) provides any guarantee or credit support of any kind (including any undertaking, Guarantee (as defined in the Note Indentures as they exist on the date hereof), indemnity, agreement or instrument that would constitute Debt), other than Debt secured by Liens permitted by clause (25) of the definition of Permitted Liens (as such term is defined in the Note Indentures as they exist on the date hereof), or (ii) is directly or indirectly liable as guarantor or otherwise, other than Debt secured by Liens permitted by clause (25) of the definition of Permitted Liens (as such term is defined in the Note Indentures as they exist on the date hereof);

(b) no default with respect to which would permit (upon notice, lapse of time or both) any holder of any other Debt of Hudbay or any of the Restricted Subsidiaries, other than Debt secured by Liens permitted by clause (25) of the definition of Permitted Liens (as such term is defined in the Note Indentures as they exist on the date hereof), to declare a default under such other Debt or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(c) the explicit terms of which provide there is no recourse against any of the assets of Hudbay or the Restricted Subsidiaries, other than in respect of Liens permitted by clause (25) of the definition of Permitted Liens (as such term is defined in the Note Indentures as they exist on the date hereof);

provided that for greater certainty the parties hereto agree that "Liens permitted by clause (25) of Permitted Liens (as such term is defined in the Note Indentures as they exist on the date hereof)" do not constitute Permitted Liens.

"Non-Recourse Subsidiary" means any Hudbay Group Member that is not a Material Subsidiary or a Guarantor.

"Note Guarantor" means each Restricted Subsidiary of Hudbay in existence on the issue date of a Note Indenture that provided a Note Guarantee (as such term is defined in the applicable Note Indenture as it exists on the date hereof) on the issue date of the applicable Note Indenture and any other Restricted Subsidiary of Hudbay that provides a Note Guarantee (as such term is defined in the applicable Note Indenture as it exists on the date hereof) after the issue date of the applicable Note Indenture in accordance with such Note Indenture, provided that upon release or discharge of any Restricted Subsidiary of Hudbay from its Note Guarantee (as such term is defined in the applicable Note Indenture as it exists on the date hereof) in accordance with such Note Indenture, such Restricted Subsidiary shall cease to be a Note Guarantor.

"Note Indentures" means (a) the indenture dated as of September 23, 2020, among U.S. Bank National Association, as trustee, Hudbay and the guarantors party thereto in respect of the US$600,000,000 aggregate principal amount of 6.125% senior unsecured notes due 2029 and (b) the indenture dated as of March 8, 2021, among U.S. Bank National Association, as trustee, Hudbay and the guarantors party thereto in respect of the US$600,000,000 aggregate principal amount of 4.50% senior unsecured notes due 2026.

"Obligations" means all obligations of the Obligors to the Agent and/or the Lenders under or in connection with this Agreement or any other Loan Document, including all debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by the Obligors to the Agent and/or the Lenders in any currency or remaining unpaid by the Obligors to the Agent and/or the Lenders in any currency under or in connection with this Agreement or any other Loan Documents, whether arising from dealings between the Agent and/or the Lenders and the Borrower or from any other dealings or proceedings by which the Agent and/or the Lenders may be or become in any manner whatever creditors of the Obligors under or in connection with this Agreement or any other Loan Document, and wherever incurred, and whether incurred by the Obligors alone or with another or others and whether as principal or surety, and all interest, fees, legal and other costs, charges and expenses. In this definition, the "Lenders" means the Lenders, or any of them.

"Obligors" means, collectively, the Borrower, the Arizona Group (other than JPAR LLC) , CMMC Holdco, each CMMC Group Member and each of the Guarantors from time to time and does not include Non-Recourse Subsidiaries. ~~At~~ As of the CMMC Amendment Effective ~~Date~~Time, the Obligors are the Borrower, Hudbay, HB Marketing, the HB Peru Group and, regardless of whether they are Guarantors, the Arizona Group (other than JPAR LLC), CMMC Holdco and the CMMC Group Members.

"OFAC" means The Office of Foreign Assets Control of the US Department of the Treasury.

"Ordinary Course" means, with respect to an action taken by a Person, that the action is consistent with the past practices of the Person and is taken in the usual course of the normal day-to-day operations of the Person.

"Original Credit Agreement" has the meaning specified in the recitals hereto.

"Original Lenders" has the meaning specified in the recitals hereto.

"Other Secured Obligations" is defined in Section 3.2(a)(ii).

"Other Taxes" means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

"Out-of-the-Money Derivative Exposure" has the meaning given to it in the definition of "Derivative Exposure".

"Owned Real Properties" means, collectively, all land and premises owned, from time to time, by any Hudbay Group Member (including those listed on Schedule 7.1(t)) and the Buildings and Fixtures thereon and also for greater certainty including any other Owned Real Property disclosed pursuant to Section 8.3(b).

"Participant" is defined in Section 11.4(a).

"Parties" means collectively the Borrower, the other Obligors, the Lenders and the Agent.

"Payment Recipient" is defined in Section 10.15(a).

"PBGC" means the US Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

"Pension Plan" means (a) a "pension plan" or "plan" within the meaning of the applicable pension benefits legislation in any jurisdiction of Canada, that is organized and administered to provide pensions, pension benefits or retirement benefits for employees and former employees of any Restricted Party, or (b) any other pension benefit plan or similar arrangement applicable to employees and former employees of any Restricted Party, except a Welfare Plan or a Statutory Plan.

"Performance Letter of Credit" means a Letter of Credit issued by an Issuing Bank to support delivery of goods or services or performance of contractual obligations other than the payment of money.

"Permits" means franchises, licences, qualifications, authorizations, consents, certificates, registrations, exemptions, waivers, filings, grants, notifications, privileges, rights, orders, judgments, rulings, directives, permits and other approvals, obtained from or required by a Governmental Authority.

"Permitted Debt" means:

(a) the Obligations;

(b) the Other Secured Obligations to the extent they constitute Debt;

(c) Debt of a Restricted Party contemplated by paragraph (h) of the definition of Debt herein in respect of Derivatives permitted by the terms of the Loan Documents;

(d) unsecured Intercorporate Obligations; provided that such Debt is incurred when no Default or Event of Default has occurred and is continuing;

(e) Debt acquired or incurred in connection with the acquisition of a new Subsidiary (other than Debt contemplated by paragraph (p) of the definition of Permitted Debt), provided that prior to and immediately following the incurrence or acquisition of such Debt, no Default or Event of Default will exist and be continuing and the financial covenants set forth in Section 8.1, calculated on a pro forma basis, shall not have been adversely affected (i.e., is no worse) as compared to such financial covenants calculated immediately prior to such acquisition;

(f) US$1,200,000,000 of unsecured Debt incurred by Hudbay under the Note Indentures as of the Effective Date;

(g) unsecured Debt incurred by Hudbay in connection with the issuance of any unsecured notes and unsecured guarantees from the other Obligors in respect of such notes; provided that such notes shall only be permitted hereunder so long as they do not provide for any scheduled repayments of principal before the date which is at least one year following the Maturity Date and provided further that prior to and immediately following the incurrence of such Debt and the provision of any such guarantee, Hudbay is in compliance with its financial covenants set forth in Section 8.1, calculated on a pro forma basis and no Default or Event of Default has occurred and is continuing or could result from the incurrence of such Debt or provisions of such guarantee;

(h) Debt outstanding under the Hudbay ARCA;

(i) letters of credit and surety bonds in an aggregate maximum of up to (i) prior to the CMMC Bond Repayment Date, US$200,000,000, and (ii) thereafter, US$250,000,000, provided that, for greater certainty, any letters of credit and any surety bonds issued on behalf of the Arizona Group may be guaranteed by Hudbay on an unsecured basis and shall be counted for purposes of this paragraph (i);

(j) Capital Lease Obligations, Attributable Debt and Debt secured by Purchase Money Obligations which do not exceed at any time the aggregate of (i) prior to the CMMC Bond Repayment Date, US$150,000,000 or its Equivalent Amount in another currency and (ii) thereafter, US$225,000,000 or its Equivalent Amount in another currency, provided that, for greater certainty, any Capital Lease Obligations, Attributable Debt or Debt secured by Purchase Money Obligations incurred by the Arizona Group may, with respect only to such Capital Lease Obligations, be guaranteed by Hudbay on an unsecured basis and in each case may be counted for purposes of this paragraph (j);

(k) Debt in a maximum of US$400,000,000 incurred by any Restricted Subsidiary that is not a Guarantor (including any member of the Arizona Group); provided that such Debt is non-recourse to any other Hudbay Group Member that is a Guarantor other than the Borrower who may provide an unsecured guarantee in respect of such Debt; provided further that, prior to the CMMC Bond Repayment Date, this paragraph (k) shall not apply to Debt incurred by CMMC Holdco, any CMMC Group Member or the CMMC-MMC Joint Venture;

(l) Subordinated Debt in an aggregate amount not to exceed US$200,000,000;

(m) other unsecured Debt up to a maximum amount not exceeding US$25,000,000 or its Equivalent Amount in another currency;

(n) obligations of ~~Rosemont~~ Copper ~~Company~~ World, Inc. and the Borrower to pay to United Copper and Moly, LLC ("UCM") the deferred portion of the purchase price for UCM's interest in the Rosemont project in accordance with the terms of the purchase agreement dated April 25, 2019; ~~and~~

(o) Permitted Refinancing Indebtedness~~.~~;

(p) prior to the CMMC Bond Repayment Date, Debt outstanding under the CMMC Bond Indenture (as it exists on the date hereof notwithstanding the application of Section 1.4), excluding, for certainty, any refinancing or renewal of such Debt, together with other Debt of any CMMC Group Member and the CMMC-MMC Joint Venture (other than the CMMC Intercompany Debt) up to a maximum aggregate amount of $10,000,000 which is otherwise permitted pursuant to the terms of the CMMC Bond Indenture; and

(q) the CMMC Intercompany Debt.

"Permitted Jurisdictions" means Canada, the United States of America, the United Kingdom, Switzerland, France, Germany, The British Virgin Islands, Barbados, Chile and Peru and their respective territories.

"Permitted LC Cash Collateral Account" means any bank account maintained with an Acceptable LC Issuer (other than a Lender) in which is deposited cash collateral to the extent necessary to secure all reimbursement and related obligations permitted by paragraph (i) of the definition of Permitted Debt and owed to such Acceptable LC Issuer.

"Permitted Liens" means:

(a) Liens granted pursuant to the SW Documents;

(b) encumbrances related to the Royalty Agreement dated effective as of January 1, 2015 between Callinan Royalties Corporation and HBMS related to the 777 mine and surrounding area;

(c) the royalties comprised of (i) any royalty payable to the Government of Peru, (ii) a 0.5% net smelter return royalty to a maximum of $10,000,000 in respect of the Constancia Royalty Properties, and (iii) a 3.0% net smelter return royalty in respect of the ~~Rosemont~~ Copper World Project Property;

(d) Liens granted pursuant to the Security Documents;

(e) Liens imposed by any Governmental Authority for Taxes not yet due and delinquent or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Borrower in accordance with IFRS, and, during such period during which such Liens are being so contested, such Liens shall not be executed on any Property of any Restricted Party;

(f) Liens arising by operation of Applicable Law, securing the claims of Persons having taken part in the construction or renovation of real property (including the Real Property) and other like Liens arising in the Ordinary Course which are not overdue for a period of more than 30 days or which are being contested in good faith and by appropriate proceedings, and, during such period during which such Liens are being so contested, such Liens shall not be executed on any Property of any Restricted Party, provided that the relevant Restricted Party shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by its auditors;

(g) statutory Liens incurred or pledges or deposits made under worker's compensation, employment insurance and other social security legislation;

(h) Liens or deposits to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature (other than for borrowed money) incurred in the Ordinary Course, provided that the aggregate of the obligations secured does not exceed US$5,000,000 at any time;

(i) servitudes, easements, rights-of-way, restrictions and other similar encumbrances incurred in the Ordinary Course and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from the value of the Property subject thereto or interfere with the ordinary conduct of the business of the applicable Restricted Party;

(j) Liens of or resulting from any judgment or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the applicable Restricted Party shall at any time in good faith be prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;

(k) the reservations, limitations and conditions contained in or implied by statute in any original grants from the Crown of any land or interest therein, statutory exceptions to title to and reservations in respect of a valid discovery with respect to Mining Rights, and Liens in favour of the Crown with respect to water rights and Mining Rights;

(l) undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which although filed or registered, relate to obligations not due or delinquent;

(m) the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or Permits, which affect any land, to terminate the leases, licenses, franchises, grants or Permits or to require annual or other periodic payments as a condition of the continuance thereof;

(n) securities to public utilities or to any municipalities or governmental or other public authorities when required by the utility, municipality, governmental or other public authority in connection with the supply of services or utilities to any Restricted Party;

(o) Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided, however, that such Liens or covenants do not materially and adversely affect the use of the lands by any Restricted Party;

(p) statutory Liens incurred or pledges or deposits made in favour of a Governmental Authority to secure the performance of obligations of any Restricted Party under Applicable Law relating to the environment, human health or Hazardous Materials to which any Property of such Restricted Party is subject;

(q) Liens arising solely by virtue of any statutory or common law provision relating to banker's liens, rights of combination of accounts or similar rights in the ordinary course of conducting day-to-day banking business in relation to deposit accounts or other funds maintained with a creditor depository institution;

(r) Liens arising from the right of distress enjoyed by landlords or Liens otherwise granted to landlords, in either case, to secure the payment of arrears of rent in respect of leased properties;

(s) Liens incurred in respect of Debt referred to in paragraph (e) of the definition of Permitted Debt; provided that such Liens are limited to the assets being acquired;

(t) Liens incurred in respect of Debt referred to in paragraph (h) of the definition of Permitted Debt;

(u) Liens incurred in respect of Debt referred to in paragraph (i) of the definition of Permitted Debt on cash collateral used to secure any amounts outstanding in respect of such surety bonds or letters of credit; provided that the aggregate amount so secured shall not exceed ~~$200,000,000~~(i) prior to the CMMC Bond Repayment Date, US$200,000,000 and (ii) thereafter, US$250,000,000;

(v) Liens granted to secure Capital Lease Obligations, Attributable Debt and Debt secured by Purchase Money Obligations as contemplated in paragraph (j) of the definition of Permitted Debt;

(w) Liens incurred by any Restricted Party that is not the Borrower or a Guarantor (including any member of the Arizona Group) in respect of Debt referred to in paragraph (k) of the definition of Permitted Debt;

(x) (i) security interests granted by Hudbay to any of Citibank N.A., its branches, affiliates or subsidiaries in connection with the sale by Hudbay pursuant to the [REDACTED - COMMERCIALLY SENSITIVE INFORMATION]of accounts receivables owed by [REDACTED - COMMERCIALLY SENSITIVE INFORMATION] to Hudbay provided that the security interest shall only attach to such transferred accounts receivables and (ii) if a court of competent jurisdiction determines that the transactions contemplated by the [REDACTED - COMMERCIALLY SENSITIVE INFORMATION] constitute secured loans rather than purchases and sales, security interests granted by Hudbay to any of Citibank N.A., its branches, affiliates or subsidiaries in and to any and all present and future accounts receivable which were expressly the subject such [REDACTED - COMMERCIALLY SENSITIVE INFORMATION] provided that the security interest shall only attach to such transferred accounts receivables and shall only secure the repayment of amounts paid by Citibank pursuant to the [REDACTED - COMMERCIALLY SENSITIVE INFORMATION];

(y) Liens consented to by the Required Lenders; ~~and~~

(z) any extension, renewal or replacement of any of the foregoing; provided, however, that the Liens permitted hereunder shall not be extended to cover any additional Debt or additional Property (other than a substitution of like Property)~~.~~;

(aa) prior to the CMMC Bond Repayment Date, in respect of the CMMC Group Members and the CMMC-MMC Joint Venture only, Liens permitted by the terms of the CMMC Bond Indenture (as it exists on the date hereof notwithstanding the application of Section 1.4), excluding, for certainty, Liens incurred by any Restricted Party in respect of any refinancing or renewal of such Debt; and

(bb) Liens incurred by the CMMC-MMC Joint Venture in respect of the CMMC Intercompany Debt.

"Permitted Refinancing Indebtedness" means, in respect of any Debt referred to in paragraph (e) of the definition of Permitted Debt, unsecured Debt incurred in connection with the refinancing or renewal of such Debt, provided that:

(a) the principal amount (or accreted value, in the case of Debt issued at a discount) of such Permitted Refinancing Indebtedness is no greater than the aggregate of the principal amount (or accreted value, as the case may be) plus accrued and unpaid interest of the Debt being refinanced or renewed;

(b) such Permitted Refinancing Indebtedness is incurred by the Person (or Persons, as applicable) that was the obligor of such Debt and is guaranteed only by Persons who were obligors (including as guarantors) on such Debt;

(c) if such Debt was subordinated in right of payment to Obligations then such Permitted Refinancing Indebtedness, by its terms, is subordinated in right of payment to the Obligations at least to the same extent as the Permitted Refinancing Indebtedness;

(d) such Permitted Refinancing Indebtedness is subject to terms no more onerous than the Debt being refinanced or renewed; and

(e) the terms of such Permitted Refinancing Indebtedness do not provide for any scheduled repayments of principal before the date which is at least one year following the Maturity Date.

"Permitted Unrestricted Cash Jurisdictions" means each Permitted Jurisdiction provided that each is at the relevant time a jurisdiction in which cash and/or Cash Equivalents are (a) free and clear of all Liens (other than Permitted Liens) to the extent the use thereof for the application to repayment of the Obligations and the Other Secured Obligations is not prohibited by Applicable Law or by any contract to which any Hudbay Group Member is a party or otherwise bound, and (b) subject to control agreements in favour of the Agent in those jurisdictions where a control agreement is necessary to perfect a security interest is cash and/or Cash Equivalents held in an account.

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"Peruvian Collateral Agent" means La Fiduciaria S.A., in its capacity as the "Peruvian Collateral Agent" appointed pursuant to the Peruvian Intercreditor Agreement, and its successors in such capacity.

"Peruvian Collateral Agent Fee Letter" means that certain letter agreement dated the March 30, 2016 between the Borrower and the Peruvian Collateral Agent with respect to certain fees payable by the Borrower for the account of La Fiduciaria S.A., in its capacity as Peruvian Collateral Agent, as Management and Guarantee Trustee, as Conditional Credit Assignment Agent and as Share Trustee.

"Peruvian Equipment Sale Leaseback Documents" means:

(a) the Peruvian law governed leaseback agreement dated as of September 8, 2017 (Contrato de Retroarrendamiento Financiero), and as further amended from time to time, by the Borrower and Scotiabank Perú S.A.A.;

(b) the Peruvian law governed leaseback agreement dated as of September 8, 2017, as amended on October 26, 2017 (Primera Modificación al Contrato de Retroarrendamiento Financiero), and as further amended from time to time, by the Borrower and Banco de Crédito del Perú S.A.; and

(c) the Peruvian law governed leaseback agreement dated as of September 8, 2017 (Contrato de Retroarrendamiento Financiero) and as further amended from time to time, by the Borrower and Banco Internacional del Perú S.A.A. - INTERBANK.

"Peruvian Intercreditor Agent" means Computershare Trust Company of Canada, in its capacity as the "Intercreditor Agent" appointed pursuant to the Peruvian Intercreditor Agreement, and its successors in such capacity.

"Peruvian Intercreditor Agreement" means the third amended and restated intercreditor agreement dated as of the Effective Date among, inter alia, the Canadian Credit Facility Agent, the Agent, Silver Wheaton Caymans, the Borrower, the Peruvian Intercreditor Agent, the Peruvian Collateral Agent and the Conditional Credit Assignment Agent.

"Peruvian Note" is defined in Section 3.3.

"Peruvian Note Completion Agreement" is defined in Section 3.3.

"Peruvian Security Documents" means collectively, the Conditional Credit Assignment Agreement, the Framework Conditional Assignment of Contracts Agreement, the Conditional Assignment of Permits Agreement, the Inventory Pledge Agreement, the Machinery, Equipment and Other Movable Property Pledge Agreement, the Accounts Pledge Agreement, the Mining Concessions and Other Rights Mortgage Agreement, the Real Property Mortgage Agreement, Management and Guarantee Trust Agreement, the Guarantee Trust Over Shares Agreement and the Irrevocable Power of Attorney.

"Preference Shares" means any class or classes (however designated) of capital of a corporation that is preferred as to the payment of dividends upon liquidation, dissolution or winding up.

"Prepaid Metals Transaction" means any Derivative transaction involving the sale and purchase of precious metals, other minerals or commodities entered into between the Borrower or any other Restricted Party and any Person, pursuant to which such Person makes an upfront pre-payment to the Borrower or any other Restricted Party as consideration for the delivery by the Borrower or any other Restricted Party of a fixed quantity of precious metals, other minerals or commodities (as applicable); provided that, for the avoidance of doubt, (i) precious metals streaming transactions and royalty agreements, including those entered into pursuant to the SW Documents and any transactions of a similar nature that may be entered into in the future, shall not be considered Prepaid Metals Transactions for purposes of this Agreement; and (ii) a Prepaid Metals Transaction may be but is not necessarily a Deferred Revenue Financing Arrangement.

"Pricing Date" means, for any fiscal quarter of the Borrower ending on or after the Effective Date, the first Banking Day after the latest date on which the Borrower is required to deliver to the Agent the financial statements and Compliance Certificate for such fiscal quarter pursuant to Sections 8.3(a)(i) or 8.3(a)(ii) hereof, as applicable.

"Prohibited Transaction" has the meaning assigned to such term in Section 406 of ERISA and Section 4975(f)(3) of the Code.

"Project Revenues" means collectively, all revenue received by the Borrower from any source including without limitation all revenue received from time to time by the Borrower from any Person which has agreed to purchase from the Borrower copper or molybdenum concentrates (including any amounts paid to or drawn by the Borrower pursuant to a letter of credit issued by a bank to the Borrower to satisfy such Persons payment obligations in respect of copper and molybdenum contained in mineral concentrates sold by the Borrower to such Person).

"Property" means, with respect to any Person, any or all of its undertaking, property and assets, whether tangible, intangible, real or personal, and includes rights under Contracts and Permits and, in the case of the Hudbay Group Members, including all Real Property.

"Purchase Money Obligation" means, in respect of any Person, any Lien charging property acquired by such Person, which is granted or assumed by such Person, reserved by the transferor or which arises by operation of Applicable Law in favour of the transferor concurrently with and for the purpose of the acquisition of such property, in each case where: (a) the principal amount secured by such security interest is not in excess of the cost to such Person of the property acquired and costs associated with such acquisition; and (b) such security interest extends only to the property acquired and the proceeds therefrom.

"Real Property" means, collectively, the Owned Real Property, the Leased Real Property, the Mine Properties, the Mining Leases, the Mining Rights and the Mining Title.

"Real Property Mortgage Agreement" means the Peruvian law governed mining concessions and other rights mortgage agreement dated as of January 11, 2013, as amended on January 7, 2014, as amended and restated on June 2, 2014, and as amended and restated on March 30, 2016 (Segunda Modificación Integral al Contrato de Hipoteca Sobre Inmuebles), as amended on July 14, 2017 and on the date hereof, and as further amended from time to time, by the Borrower in favor of the Peruvian Collateral Agent, for the benefit and in representation of the Secured Parties.

"Receivable" means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an "account," "chattel paper," "payment intangible" or "instrument" under the Uniform Commercial Code as in effect in the State of New York and any "supporting obligations" as so defined.

"Receivables Fees" means any fees or interest paid to purchasers or lenders providing the financing in connection with a securitization transaction, factoring agreement or other similar agreement, including any such amounts paid by discounting the face amount of Receivables or participations therein transferred in connection with a securitization transaction, factoring agreement or other similar arrangement, regardless of whether any such transaction is structured as on balance sheet or off balance sheet or through a Restricted Subsidiary of Hudbay or an Unrestricted Subsidiary.

"Reference Lender" means a Lender that is a bank named on Schedule I of the Bank Act (Canada) and that has been designated as or deemed to be a Reference Lender pursuant to Section 10.14.

"Register" is defined in Section 11.3.

"Rehabilitation and Reclamation Plans" means the closure plans that have been submitted to the applicable Governmental Authority in respect of each of the Key Operating Assets.

"Related Parties" means, with respect to any Person, such Person's Affiliates and the directors, officers, employees, agents and advisors of such Person and of such Person's Affiliates.

"Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of any Hazardous Material into the environment, including the movement of such Hazardous Material through ambient air, soil, surface water, ground water, wetlands, land or subsurface strata.

"Relevant Governmental Body" means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

"Reorganization" means, with respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of Section 4241 of ERISA.

"Reportable Event" means any "reportable event," as defined in Section 4043(c) of ERISA or the regulations issued thereunder, other than those events as to which the 30-day notice period referred to in Section 4043(c) of ERISA has been waived, with respect to a US Pension Plan.

"Representatives" means, with respect to any Party, its Affiliates and, if applicable, its and their respective directors, officers, employees, agents and other representatives and advisors.

"Required Lenders" means Lenders holding, in the aggregate, a minimum of 66⅔% of the Commitments.

"Resolution Authority" means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

"Restricted Parties" means Hudbay and all of its Subsidiaries excluding all Non-Recourse Subsidiaries and, for clarity, the CMMC-MMC Joint Venture is a Restricted Party.

"Restricted Payments" means, with respect to any Person, any cash payment by such Person (a) of any dividends on any of its Equity Interests, (b) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any of its Equity Interests or any warrants, options or rights to acquire any such Equity Interests, or the making by such Person of any other distribution in respect of any of its Equity Interests, (c) of any principal of or interest or premium on any Debt of such Person to a holder of Equity Interests of such Person or to an Affiliate of a holder of Equity Interests of such Person where such Debt is primarily held by holders of Equity Interests of such Person excluding Debt issued on an Arm's Length basis and on a widely held basis, or (d) of any management, consulting or similar fee or any bonus payment or comparable payment, or by way of cash gift or other cash gratuity, to any Affiliate of such Person or to any director or officer thereof (excluding customary director and officer compensation); provided that, Restricted Payments do not include payments made from any Hudbay Group Member to any other Hudbay Group Member.

"Restricted Subsidiary" of a Person means any direct or indirect Subsidiary of the referent Person (or if no such Person is specified, Hudbay) that is not an Unrestricted Subsidiary.

~~"Rosemont Property" means the patented and unpatented claims and fee land in Pima County, Arizona that is the site of the Rosemont copper project.~~

"RP Basket Amount" means, for any fiscal year of Hudbay, the greater of (a) the RP Threshold Amount for such fiscal year and (b) 50% of Adjusted Net Income for the previous fiscal year.

"RP Threshold Amount" means, for any fiscal year, C$0.03 multiplied by the sum of 261,525,311 common shares of Hudbay plus any common shares of Hudbay issued from treasury after October 26, 2021 (which for greater certainty shall not include any common shares of Hudbay issued in connection with any stock split or stock dividend).

"S&P" means Standard & Poor's Financial Services LLP or any successor by merger or consolidation to its business.

"Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby Hudbay or its Restricted Subsidiary transfers such property to a Person (other than Hudbay or any of its Subsidiaries) and Hudbay or its Restricted Subsidiary leases it from such Person.

"Sanctioned Entity" means (a) a country or a government of a country, (b) an agency of the government of a country, (c) an organization directly or indirectly controlled by a country or its government, (d) a Person resident in or determined to be resident in a country, in each case, that is subject to a country sanctions program administered and enforced by OFAC.

"Sanctioned Person" means a person named on the list of Specially Designated Nationals maintained by OFAC.

"Sanction(s)" means any international economic sanction administered or enforced by, the Government of Canada, the United States Government (including without limitation, OFAC), the United Nations Security Council, the European Union, ~~Her~~ His Majesty's Treasury or other relevant sanctions authority.

"Secured Parties" has the meaning ascribed thereto in the Peruvian Intercreditor Agreement.

"Securitization Transaction" means, in respect of any Person, any transaction providing for the sale, securitization or other asset-backed financing of (a) receivables of or owing to such Person or (b) any other assets of such Person and includes without limitation a Sale/Leaseback Transaction.

"Security" means the guarantees and security held from time to time by or on behalf of the Lenders (including guarantees and security held by the Agent), securing or intended to secure or support repayment of any of the Obligations, including the security and guarantees described in Article 3 and Article 4.

"Security Documents" means collectively, the Borrower's Security Documents and the Guarantors' Security Documents.

"Semi-Annual Interest Note Payment" is defined in Section 8.2(n).

"Senior Secured Debt" means , subject to Section 8.1(d), the aggregate amount of (a) all Obligations, (b) all Hudbay Obligations and (c) Hudbay's consolidated Capital Lease Obligations.

"Senior Secured Debt to EBITDA Ratio" means the ratio of (a) Senior Secured Debt on the relevant calculation date to (b) the sum of the consolidated EBITDA of Hudbay for the most recently completed four fiscal quarters.

"Share Trustee" means La Fiduciaria S.A., in its capacity as trustee under the Guarantee Trust Over Shares Agreement, and its successors in such capacity.

"Silver Wheaton Caymans" means Wheaton Precious Metals International Limited.

"SOFR" ~~with respect to any day~~ means a rate equal to the secured overnight financing rate ~~published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark, (or a successor administrator) on~~ as administered by the Federal Reserve Bank of New York ~~'s Website.~~(or a successor administrator of the secured overnight financing rate).

"SOFR Advance" means an Advance in US Dollars made by the Lenders to the Borrower bearing interest based on Adjusted Term SOFR.

"SOFR Margin" means, with respect to SOFR Advances, the applicable percentage rate per annum indicated below the references to "SOFR Margin" in the pricing grid in Section 2.6(b).

"Stall Concentrator" means Hudbay's ore concentrator located in Snow Lake, Manitoba, which processes ore from the Lalor Mine and produces zinc and copper concentrates.

"Stated Maturity" means, with respect to any instrument or security, the date specified in the agreement governing or certificate relating to such Debt as the fixed date on which the final payment of principal of such instrument or security is due and payable, including pursuant to any mandatory redemption provision, but not including any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

"Statutory Plan" means any benefit plan that a Restricted Party is required by statute to participate in or contribute to in respect of any current or former employee, director, officer, shareholder, consultant or independent contractor of that Restricted Party, or any dependent of any of them, including the Canada Pension Plan, the Quebec Pension Plan and plans administered pursuant to applicable legislation regarding health, tax, workers' compensation insurance and employment insurance.

"Subordinated Debt" means any debt for borrowed money that (a) the Borrower and the Required Lenders shall have specifically agreed in writing will constitute Subordinated Debt for the purpose hereof, and (b) is incurred at such time as no Default or Event of Default is continuing or would be created by the incurrence thereof and which has a maturity date for any principal repayments which is not earlier than the Maturity Date and which is postponed and subordinated to all rights of the Lenders under or in respect of the Loan Documents pursuant to a subordination agreement satisfactory in form and substance to the Required Lenders.

"Subsidiary" of any Person means: (a) for the purposes of calculating Consolidated Income Taxes, Consolidated Interest Expense and EBITDA (i) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or (ii) any partnership, joint venture, limited liability company (other than an unincorporated joint venture) or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a)(i) and (a)(ii), at the time owned or controlled, directly or indirectly, by (A) such Person, (B) such Person and one or more Subsidiaries of such Person or (C) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of Hudbay and (b) for all other purposes, any Person Controlled by the first Person or by any Subsidiary of the first Person. For clarity, the CMMC-MMC Joint Venture is a Subsidiary of the Borrower.

"SW Documents" means, collectively, the SW Intercreditor Agreement, the Peruvian Intercreditor Agreement, the 777 PMPA, the Arizona Streaming Agreement and the Constancia SPA and "SW Document" means any one of them.

"SW Intercreditor Agreement" means the Second Amended and Restated Intercreditor Agreement dated the Effective Date among the Agent, the Canadian Credit Facility Agent, the Borrower and Wheaton Precious Metals Corp.

"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto, and "Tax" has a corresponding meaning.

~~"Term SOFR" means the~~ "Term SOFR" means, for the applicable tenor, the Term SOFR Reference Rate on the day (such day, the "Term SOFR Determination Day") that is two U.S. Government Securities Banking Days prior to in the case of SOFR Advances, the first day of such applicable Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Banking Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Banking Day is not more than three U.S. Government Securities Banking Days prior to such Term SOFR Determination Day, provided, that if Term SOFR determined as provided above shall ever be less than the Floor, then Term SOFR shall be deemed to be the Floor.

"Term SOFR Administrator" means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Agent in its reasonable discretion).

"Term SOFR Reference Rate" means the per annum forward-looking term rate based on SOFR ~~that has been selected or recommended by the Relevant Governmental Body~~.

"Total Net Debt to EBITDA Ratio" means, subject to Section 8.1(d),at any time, the ratio of (a) the aggregate consolidated Debt of Hudbay on the relevant calculation date less the amount of Unrestricted Cash (as at the date of calculation) to (b) the sum of the consolidated EBITDA of Hudbay for the most recently completed four fiscal quarter period.

"UK Resolution Authority" means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

"Unadjusted Benchmark Replacement" means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

"Unrestricted Cash" means, the cash and/or Cash Equivalents held by the Borrower and the Guarantors in Permitted Unrestricted Cash Jurisdictions that (a) may be classified, in accordance with IFRS, as "unrestricted" on the consolidated balance sheet of Hudbay, or (b) as otherwise determined by the Borrower and the Agent.

"Unrestricted Subsidiary" means:

(a) any Subsidiary of Hudbay which at the time of determination shall be designated an Unrestricted Subsidiary by the board of directors of Hudbay in the manner provided below pursuant to the terms of both this Agreement and the Note Indentures; and

(b) any Subsidiary of an Unrestricted Subsidiary.

The board of directors of Hudbay may designate any Subsidiary of Hudbay (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation, amalgamation, arrangement or Investment therein) to be an Unrestricted Subsidiary only if:

(1) such Subsidiary or any of its Subsidiaries does not own any common shares or Debt of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of Hudbay that is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2) such Subsidiary has no Debt other than Non-Recourse Debt;

(3) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of Hudbay and its Subsidiaries;

(4) such Subsidiary is a Person with respect to which neither Hudbay nor any of its Restricted Subsidiaries has any direct or indirect obligation:

(a) to subscribe for additional common shares of such Person; or

(b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(5) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with Hudbay or any of its Restricted Subsidiaries with terms substantially less favorable to Hudbay than those that might have been obtained from Persons who are not Affiliates of Hudbay.

Any such designation by the board of directors of Hudbay shall be evidenced to the Agent by a certified resolution of the board of directors of Hudbay giving effect to such designation and certificate of an officer of Hudbay certifying that such designation complies with the foregoing conditions and any conditions set forth in the Note Indentures. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary, and any Debt of such Subsidiary shall be deemed to be Incurred as of such date. Notwithstanding the foregoing neither the Borrower nor any Guarantor may, under any circumstances, be an Unrestricted Subsidiary. For certainty, the Borrower may designate a Subsidiary as an Unrestricted Subsidiary for purposes of the Note Indentures without designating such Subsidiary an Unrestricted Subsidiary for purposes of this Agreement.

"U.S. Bank Interest Payment Accounts" means, collectively, the bank accounts listed on Schedule 8.2(n) and any other bank accounts maintained or established by Hudbay with U.S. Bank National Association or its Affiliates in accordance with Section 8.2(n).

"US Dollars", "US$", "Dollars" and "$" mean the lawful currency of the United States of America.

"U.S. Government Securities Banking Day" means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

"US Pension Plan" means any employee pension plan (as defined in Section 3(2) of ERISA, other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA and in respect of which any Restricted Party or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4062 or Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"US Plan" means any US employee benefit plan as defined in Section 3(3) of ERISA, including any US Welfare Plan, any US Pension Plan, and any such plan which is both a US Welfare Plan and a US Pension Plan, and in respect of which any Restricted Party or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4062 or Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"US Welfare Plan" means any employee welfare benefit plan (as defined in Section 3(1) of ERISA) subject to ERISA and/or the Code that is sponsored, maintained or contributed to by any Obligor or Restricted Party for any present or former employee and in respect of which any Restricted Party or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4062 or Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"USA Patriot Act" means the anti-money laundering provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism, Act of 2001, Public Law 107-56 (October 26, 2001) amending the Bank Secrecy Act, 31 U.S.C. Section 5311 et seq.

"Use" means the generation, manufacture, processing, distribution, handling, use, treatment, recycling, storage, disposal, arrangement for or permitting the disposal, transportation or Release of any Hazardous Material.

"Welfare Plan" means any deferred compensation, bonus, share option or purchase, savings, retirement savings, retirement benefit, profit sharing, medical, health, hospitalization, insurance or any other benefit, program, agreement or arrangement, funded or unfunded, formal or informal, written or unwritten, that is applicable to any current or former employee, director, officer, shareholder, consultant or independent contractor of any Restricted Party, or any dependent of any of them, except a Pension Plan or a Statutory Plan.

"Wholly Owned Subsidiary" means a Restricted Subsidiary of Hudbay, all of the Equity Interests of which (other than directors' qualifying shares) is owned by Hudbay or another Wholly Owned Subsidiary.

"Withdrawal Liability" means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Title IV of ERISA.

"Write-Down and Conversion Powers" means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.2 Construction

The Loan Documents have been negotiated by each Party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Loan Documents.

1.3 Certain Rules of Interpretation

In this Agreement:

(a) the division into articles and sections and the insertion of headings and a table of contents in any Loan Document are for convenience of reference only and shall not affect the construction or interpretation of the Loan Document; and

(b) ~~(b)~~ unless specified otherwise or the context otherwise requires, in any Loan Document:

(i) "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of"; and

(ii) all references to specific times are references to Toronto, Ontario time.

1.4 Terms Generally

The definitions of terms in any Loan Document shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document in any Loan Document (including any reference to this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications in any Loan Document), (b) any reference in any Loan Document to any Person shall be construed to include such Person's successors and permitted assigns, (c) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement (or the other Loan Document in which the words appear) in its entirety and not to any particular provision hereof or thereof, (d) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which the references appear, (e) any reference to any law or regulation in any Loan Document shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (f) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all Property, including cash, securities, accounts and contract rights.

1.5 Knowledge

In any Loan Document, any reference to the knowledge of any Party means to the best of the knowledge, information and belief of the Party after reviewing all relevant records and making due inquiries regarding the relevant matter.

1.6 Performance on Banking Days

If any action is required to be taken pursuant to any Loan Document on or by a specified date that is not a Banking Day, the action is valid if taken on or by the next Banking Day, except that in the case of a payment in respect of a ~~LIBOR~~ SOFR Advance, if the next Banking Day is in a different calendar month then the payment shall be made on the preceding Banking Day.

1.7 Accounting Terms & Calculations

(a) In any Loan Document, unless specified otherwise, each accounting term has the meaning assigned to it under IFRS.

(b) For greater clarity and unless otherwise specifically provided herein, the consolidated financial results of Hudbay prepared in accordance with IFRS shall be used for the purposes of calculating Adjusted Net Income, EBITDA and Consolidated Interest Expense (and in each case all components thereof).

1.8 Change in Accounting Policies

Whereas Hudbay may adopt new accounting policies from time to time (including with respect to IFRS), whether such adoption is compelled by accounting or regulatory bodies having jurisdiction or at its own discretion, and whereas these accounting changes may result in a material change in the calculation of the financial covenants or financial covenant thresholds or terms used in this agreement or any other Loan Document, then the Borrower, the Agent and the Lenders agree to enter into negotiations in good faith and in a timely manner in order to amend such provisions of this agreement or such Loan Document, as applicable, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating Hudbay's or any of its Subsidiary's financial condition, financial covenants, financial covenant thresholds or terms used in this agreement or any other Loan Document shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Required Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders. If the Borrower and the Required Lenders cannot agree upon the required amendments immediately prior to the date of implementation of any accounting policy change, then all calculations of financial covenants, financial covenant thresholds or terms used in this agreement or any other Loan Document shall be prepared and delivered without reflecting the accounting policy change.

1.9 Amendment and Restatement

(a) Effective as of the Effective Date, this Agreement amends and restates, in its entirety, and supersedes the Original Credit Agreement. Each of the parties hereto acknowledges and agrees that any of the Loan Documents to which it is a party or otherwise bound shall continue in full force and effect and that all of its obligations thereunder shall be valid and enforceable and shall not be impaired or limited by the execution or effectiveness of the amendment and restatement of the Original Credit Agreement. It is the intention of each of the parties hereto that the Original Credit Agreement be amended and restated so as to preserve the perfection and priority of all security interests securing Debt and obligations (including the Guarantees) under the Original Credit Agreement and that all Debt and other obligations (including the Guarantees) of the Obligors hereunder and thereunder shall be secured by the Security Documents and that this Agreement does not constitute a novation of the obligations and liabilities (including the Guarantees) existing under the Original Credit Agreement. The parties hereto further acknowledge and agree that this Agreement constitutes an amendment of the Original Credit Agreement validly made under and in accordance with the terms of Section 13.2 of the Original Credit Agreement. Except to the extent specifically amended hereby, each of the Loan Documents (including the Exhibits and Schedules to the Original Credit Agreement and the other Loan Documents) shall continue in full force and effect and, from and after the Effective Date, all references to the "Credit Agreement" contained therein shall be deemed to refer to this Agreement.

(b) Each of the parties hereto acknowledges that BNS resigned on the date hereof as administrative agent under the Original Credit Agreement and each of the other Loan Documents and that CIBC was appointed as successor administrative agent. For the avoidance of doubt, each of the parties hereto acknowledges and agrees that CIBC has succeeded BNS and is vested with all of the rights, powers, privileges and duties of the Agent under each of the Loan Documents, including this Agreement.

1.10 Additional Lender

Upon the Effective Date the Original Lenders irrevocably sell and assign to the Additional Lender (as defined below), and the Additional Lender hereby irrevocably purchases and assumes from the Original Lenders, a portion of the rights and obligations of the Original Lenders as "Lender" under this Agreement, including their interests in the outstanding "Advances" under this Agreement, as necessary in order to reflect the Commitments set out in Schedule A of this Agreement. The sales, assignments, purchases and assumptions shall be deemed to have been made, and consented to as required by the Borrower, the Agent and the Issuing Banks, on the terms of the Assignment and Assumption. For greater certainty, the assignment fee contemplated by Section 11.2 shall not apply to the assignments contemplated by this Section 1.10. For purposes of this Section 1.10, the "Additional Lenders" means Barclays Bank PLC.

ARTICLE 2
THE CREDIT

2.1 Amount and Availment Options

(a) Subject to the terms and conditions of this Agreement, the Lenders shall provide, severally (not jointly and not jointly and severally), a credit (the "Credit") for the use of the Borrower in the aggregate amount of up to the Maximum Available Amount. Each Lender's obligation shall be limited to its respective Applicable Percentage of the Credit.

(b) At the option of the Borrower, all or a portion of the Credit may be used by:

(i) requesting the Lenders to make Base Rate Advances and/or ~~LIBOR~~ SOFR Advances; and/or

(ii) requesting that L/Cs be issued by any of the Issuing Banks on behalf of all the Lenders, except that the aggregate face amount of L/Cs outstanding under the Credit at any time shall not exceed the L/C Sublimit.

(c) The aggregate of all Advances shall not, at any time, exceed the Maximum Available Amount.

2.2 Reborrowing

The Credit is a revolving credit and the principal amount of any Advance under the Credit that is repaid may be re-borrowed, if the Borrower is otherwise entitled to an Advance under the Credit.

2.3 Use of the Credit

The Credit may, subject to the restrictions set forth in ~~Section~~ Sections 8.6(a), 8.6(h) and ~~Section 8.6(h~~8.6(r), be used to finance working capital requirements, Capital Expenditures, non-hostile acquisitions permitted under the terms of this Agreement, the repurchase of notes referred to in paragraphs (f) and (g) of the definition of Permitted Debt , the repayment of the CMMC Bonds, Investments in CMMC Holdco, the CMMC Group Members or the CMMC-MMC Joint Venture and the general corporate requirements of the Borrower (including, for certainty, in connection with funds advanced by the Borrower to the Arizona Group) and issuance of L/Cs for such purposes, but references in this Section to the use of the Credit shall not in any way modify other provisions of this Agreement.

2.4 Term and Repayment

The Credit shall be repaid in full and cancelled on or before the Maturity Date. If no Default has occurred and is continuing, the Borrower may request that the Maturity Date be extended by up to one year on each request in accordance with the procedures specified in this Section 2.4. All payments hereunder (and if and when a demand for payment is made thereunder, the Peruvian Notes) shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances.

2.5 Extension

(a) The Borrower shall, if it wishes to extend the Maturity Date of the Credit, make a request to each Lender by written notice given to the Agent not later than 60 days prior to the Maturity Date; provided that: (i) the Borrower shall not be entitled to make more than one such request in any calendar year and (ii) no such notice shall be effective unless the Borrower (as defined in the Hudbay ARCA) has delivered a written notice pursuant to Section 2.5 of the Hudbay ARCA that it wishes to extend the "Maturity Date" (as defined in the Hudbay ARCA). Each Lender shall provide a written response to that request to the Agent within 30 days; provided that no such response shall be effective unless such Lender and/or any of its Affiliates who are Lenders (as defined in the Hudbay ARCA) under the Hudbay ARCA have collectively provided the same response (accepting or declining the proposed extension under the Hudbay ARCA) and if such notices are not the same such Lender shall be deemed to have declined such extension request under both this Agreement and the Hudbay ARCA. Promptly thereafter, the Agent shall notify the Borrower of the response of the Lenders, and shall include the names of all Declining Lenders (such notice, the "Accepting Lender Notice").

(b) If all of the Lenders agree to extend the Maturity Date, the Maturity Date shall be extended by 365 days from the then applicable Maturity Date.

(c) If the aggregate amount of the Commitments of the Accepting Lenders is less than 66⅔% of the aggregate Commitments of all Lenders then in effect, the Maturity Date shall not be extended.

(d) If the aggregate amount of the Commitments of the Accepting Lenders are equal to or greater than 66⅔% but less than 100% of the aggregate Commitments of all Lenders, unless the Borrower elects not to extend the Maturity Date by giving a further written notice to the Agent to that effect within 10 days after the Agent notifies the Borrower of the Lenders' response, the Maturity Date shall be extended by one year from the then applicable Maturity Date provided that the Borrower has, before the then applicable Maturity Date, replaced or cancelled the Commitments of all Declining Lenders in the following manner:

(i) The Borrower may, at any time on or before the 10th Banking Day following the receipt of the Accepting Lender Notice, by written request to the Agent (each, an "Acquisition Request Notice"), a copy which shall be provided by the Agent to each Lender within one Banking Day of the Agent receiving same, request that the rights and obligations of the Declining Lenders be assigned in accordance with this Section 2.4 and the following shall apply:

(A) Any Accepting Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Loan Documents (all of such rights and obligations being herein called the "Available Amount") by giving written notice to the Agent (an "Acquisition Notice") of the portion of the Available Amount which it is prepared to acquire (the "Desired Acquisition Amount") provided that it and/or any of its Affiliates who are Lenders (as defined in the Hudbay ARCA) under the Hudbay ARCA have collectively provided an identical Acquisition Notice (as defined in the Hudbay ARCA) (with only such changes as are necessary to reflect the involvement of such Affiliate) under Section 2.5 of Hudbay ARCA. Such Acquisition Notice shall be given within 10 days following the giving of the Acquisition Request Notice by the Borrower to the Agent (such deadline being herein called the "Acquisition Deadline"). If only one Accepting Lender gives an Acquisition Notice to the Agent or if more than one Accepting Lender gives an Acquisition Notice to the Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Accepting Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Loan Documents. If more than one Accepting Lender gives an Acquisition Notice to the Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Accepting Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Loan Documents, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Accepting Lender.

(B) Promptly following the Acquisition Deadline, the Agent shall give to the Borrower and each Lender a written notice identifying the Available Amount of each Declining Lender and the portion thereof to be acquired by each Accepting Lender. Each of such acquisitions shall be completed on the date which is five Banking Days following the Acquisition Deadline, in accordance with the procedures set out in Section 11.2.

(C) If the Available Amount is not completely acquired by the Accepting Lenders, the Borrower may locate New Lenders, to acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Loan Documents on the date which is 20 Banking Days following the Acquisition Deadline, in accordance with the procedures set out in Section 11.2.

(D) Any outstanding Commitment of the Declining Lenders which is not acquired by Accepting Lenders or New Lenders under Sections 2.5(d)(i)(B) or 2.5(d)(i)(C) shall be repaid by the Borrower, and the Commitments of the Declining Lenders not so acquired shall be cancelled on the then applicable Maturity Date and the amount of the Credit shall thereupon be reduced by the aggregate of the Commitments so cancelled, if any.

2.6 Interest Rates and Fees

(a) The Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (i) the continuation of, administration of, submission of, calculation of or any other matter related to Base Rate, the Term SOFR Reference Rate or Adjusted Term SOFR Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR or any other Benchmark prior to its discontinuance or unavailability, or (ii) the effect, implementation or composition of any Conforming Changes. The Agent and its affiliates or other related entities may engage in transactions that affect the calculation of Base Rate, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR or any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Agent may select information sources or services in its reasonable discretion to ascertain Base Rate, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

(b) ~~(a)~~Interest rates on Base Rate Advances and ~~LIBOR~~ SOFR Advances and the rates for calculation of L/C Fees shall , subject to Section 8.1(d), be determined on a Pricing Date in accordance with the table set forth below based on the Total Net Debt to EBITDA Ratio based on the Compliance Certificate delivered in respect of the most recently completed fiscal quarter, as applicable, and the applicable interest rate established on a Pricing Date shall remain in effect until the next Pricing Date. If the Borrower has not delivered its financial statements and Compliance Certificate by the date such financial statements and Compliance Certificate are required to be delivered under Section 8.3 hereof, until such financial statements and Compliance Certificate are delivered, the applicable interest rate/fee shall, on the first day after the latest date by which the Borrower was so required to provide such financial statements and Compliance Certificate, be set at Level V. Each determination of the applicable interest rate/fee made by the Agent in accordance with the foregoing shall be conclusive and binding on the Borrower and the Lenders if reasonably determined.

Level	Total Net Debt to EBITDA Ratio	L/C Fee (Financial L/C)	L/C Fee (Performance L/C)	Base Rate Advances	~~LIBOR~~SOFR Margin and Other Advances	Standby Fee

[REDACTED - COMMERCIALLY SENSITIVE INFORMATION]

All figures in the table represent per cent per annum. Each of the amounts specified above, other than the standby fees, shall be increased by 2% per annum if a Default has occurred and is continuing. If a Default is disclosed by a Compliance Certificate, any increase shall be applied beginning as of the end of the fiscal period to which the Compliance Certificate relates.

(c) ~~(b)~~Interest shall accrue and be payable on Base Rate Advances at the Base Rate, plus the relevant figure shown under "Base Rate Advances" in the table in Section ~~2.6(a). Interest shall accrue and be payable on LIBOR Advances at the LIBO Rate plus the relevant figure shown under "LIBOR and Other Advances" in that table~~2.6(b). The rate for calculation of L/C Fees for Financial Letters of Credit shall be the relevant figure shown under "L/C Fee (Financial L/C)" in that table. The rate for calculation of L/C Fees for Performance Letters of Credit shall be the relevant figure shown under "L/C Fee (Performance L/C)" in that table.

(d) The Borrower shall pay interest on each SOFR Advance made or maintained by a Lender and such Advance shall bear interest during each Interest Period it is outstanding (computed on the basis of a year of three-hundred and sixty (360) days and actual days elapsed) on the unpaid principal amount thereof from the date such SOFR Advance is advanced or continued, or created by conversion from a Base Rate Advance, until maturity (whether by acceleration or otherwise) at a rate per annum equal to the sum of the SOFR Margin plus the Adjusted Term SOFR applicable to such Interest Period, payable by the Borrower on each Interest Payment Date and at maturity (whether by acceleration or otherwise).

(e) ~~(c)~~The Borrower shall pay interest and fees at the applicable rate specified in Section ~~2.6(a~~2.6(b) to the Agent at the Branch of Account on Advances outstanding from time to time. The Borrower shall pay interest on Advance Base Rate Advances and SOFR Advances on each Interest Payment Date. ~~The Borrower shall pay interest on each LIBOR Advance on the last day of the applicable LIBOR Period and, if the LIBOR Period is longer than three months, every three months after the date of the relevant LIBOR Advance.~~ The Borrower shall pay L/C Fees quarterly in arrears on the first Banking Day following each of Hudbay's fiscal quarters.

(f) ~~(d)~~The Borrower shall pay a standby fee on the daily unadvanced portions of the Credit (which for clarity shall, for the purposes of this Section ~~2.6(d~~2.6(f), be equal to the Maximum Available Amount less any amounts outstanding hereunder) at the rate specified under "Standby Fee" in the table in Section ~~2.6(a~~2.6(b). The standby fee shall be calculated daily beginning on the Effective Date and shall be payable quarterly in arrears on the first Banking Day following each of Hudbay's fiscal quarters. On final payment of the Obligations, the Borrower shall also pay any accrued but unpaid standby fees.

(g) ~~(e)~~The Agent shall distribute interest and fees for the Credit to the Lenders based on their respective Applicable Percentages.

2.7 Other Fees

(a) The Borrower shall, concurrently with the execution of this Agreement, pay: (i) non-refundable upfront fees as separately agreed between the Borrower and the Lenders; and (ii) a non-refundable arrangement fee as separately agreed between the Borrower and the Arrangers.

(b) The Borrower shall also pay agency fees to the Agent, and the Borrower shall also pay fronting fees relating to L/Cs to the relevant Issuing Bank, in each case in accordance with the Fee Agreements.

2.8 Credit Excess

Notwithstanding any other provisions of this Agreement, if at any time the aggregate principal amount of all Advances exceeds the Maximum Available Amount, the Borrower shall immediately repay the aggregate outstanding Advances to the extent required to eliminate such excess. If the Borrower is unable to immediately do so because ~~LIBOR~~ Interest Periods have not ended, the Borrower shall immediately on demand post Cash Collateral with the Agent in the amount of the excess, and that Cash Collateral shall be held as security for the Obligations until the amount of the excess is paid in full.

2.9 Pari Passu

Subject to Section 9.11, all amounts owing in respect of the Obligations and the Other Secured Obligations shall rank pari passu with each other. Notwithstanding that any Person ceases to be a Lender for any reason, Other Secured Obligations shall not cease to rank pari passu with the Obligations (and secured by any security that may be held from time to time by or for the benefit of the Lenders) without the prior written consent of the applicable former Lender or Affiliate to whom the Other Secured Obligations are owed. Notwithstanding the foregoing, Other Secured Obligations owing to a Person who has ceased to be a Lender or its Affiliates shall not include any such Other Secured Obligations incurred on or after the date such Person has ceased to be a Lender for any reason.

2.10 Termination of SOFR Advances

(a) If at any time a Lender determines, acting reasonably, (which determination shall be conclusive and binding on the Borrower) that:

(i) SOFR and its constituent parts does not adequately reflect the effective cost to the Lender of making or maintaining a SOFR Advance; or

(ii) it cannot readily obtain or retain funds in order to fund or maintain any SOFR Advance for a SOFR Interest Period selected by the Borrower or cannot otherwise perform its obligations hereunder with respect to any SOFR Advance for any such period;

then the Lender shall inform the Agent and upon at least four Banking Days' written notice by the Agent to the Borrower; and

(iii) the right of the Borrower to request SOFR Advances for such period from that Lender shall be and remain suspended until the Agent notifies the Borrower that any condition causing such determination no longer exists; and

(iv) without limiting Section 13.15, if the Lender is prevented from maintaining a SOFR Advance, the Borrower shall, at its option, either repay the SOFR Advance to that Lender or convert the SOFR Advance into other forms of Advance which are permitted by this Agreement, and the Borrower shall be responsible for any loss or expense that the Lender incurs as a result, including Breakage Costs, if the Lender is prevented from maintaining a SOFR Advance.

2.11 ~~2.10~~Effect of Benchmark ~~Replacement Setting~~Transition Event

Notwithstanding anything to the contrary herein or in any other Loan Document (~~other than Derivatives):~~and any interest rate swap agreement shall be deemed not to be a "Loan Document" for the purposes of this Section 2.11):

~~(a) Replacing USD LIBOR. On March 5, 2021 the Financial Conduct Authority ("FCA"), the regulatory supervisor of USD LIBOR's administrator ("IBA"), announced in a public statement the future cessation or loss of representativeness of overnight/Spot Next, 1-month, 3-month, 6-month and 12-month USD LIBOR tenor settings. On the earlier of (i) the date that all Available Tenors of USD LIBOR have either permanently or indefinitely ceased to be provided by IBA or have been announced by the FCA pursuant to public statement or publication of information to be no longer representative and (ii) the Early Opt-in Effective Date, if the then-current Benchmark is USD LIBOR, the Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any setting of such Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to this Agreement or any other Loan Document. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.~~

(a) ~~(b)Replacing Future Benchmarks. Upon the occurrence of a Benchmark Transition Event, the~~ Benchmark Replacement. If a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of the then current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace ~~the then-current~~ such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth ~~(5th)~~ Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the ~~Required Lenders. At any time that the administrator of the then-current Benchmark has permanently or indefinitely ceased to provide such Benchmark or such Benchmark has been announced by the regulatory supervisor for the administrator of such Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored, the Borrower may revoke any request for a borrowing of, conversion to or continuation of Advances to be made, converted or continued that would bear interest by reference to such Benchmark until the Borrower's receipt of notice from the Agent that a Benchmark Replacement has replaced such Benchmark, and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Base Rate Advances. During the period referenced in the foregoing sentence, the component of Base Rate based upon the Benchmark will not be used in any determination of the Base Rate.~~Majority Lenders. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

(b) ~~(c)Benchmark Replacement Conforming Changes~~Benchmark Replacement Conforming Change. In connection with the use, administration, adoption or implementation ~~and administration~~ of a Benchmark Replacement, the Agent will have the right to make ~~Benchmark Replacement~~ Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such ~~Benchmark Replacement~~ Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(c) ~~(d)Notices~~Notice; Standards for Decisions and Determinations. The Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement ~~Conforming Changes~~. The Agent will promptly notify the Borrower of the removal or reinstatement of any tenor of a Benchmark pursuant to this Section 2.11. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.11, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party ~~hereto~~to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.11.

(d) ~~(e)~~Unavailability of Tenor of Benchmark. At any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including ~~Term SOFR or USD LIBOR), then the Agent may remove any tenor of such Benchmark that is unavailable or~~ the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its reasonable discretion or (B) the administration of such Benchmark or the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Agent may modify the definition of "Interest Period" (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable, non-representative ~~for~~ , non-compliant or non-aligned tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) ~~settings and~~ or (~~ii~~B) ~~the Agent may reinstate any~~ is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Agent may modify the definition of "Interest Period" (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor ~~for Benchmark (including Benchmark Replacement) settings.~~.

(e) Benchmark Unavailability Period. Upon the Borrower's receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a SOFR Advance of, conversion to or continuation of SOFR Advances to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for an Advance of or conversion to Base Rate Advances.

(f) Conforming Changes. In connection with the use or administration of Term SOFR, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. The Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR.

~~(f) Definitions.~~

~~"Available Tenor" means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if the then-current Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of an LIBOR Period or (y) otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this Agreement as of such date.~~

~~"Benchmark" means, initially, USD LIBOR; provided that if a replacement of the Benchmark has occurred pursuant to this Section titled "Benchmark Replacement Setting", then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate. Any reference to "Benchmark" shall include, as applicable, the published component used in the calculation thereof.~~

~~"Benchmark Replacement" means, for any Available Tenor:~~

~~(1) For purposes of clause (a) of this Section, the first alternative set forth below that can be determined by the Agent:~~

~~(a) the sum of: (i) Term SOFR and (ii) 0.11448% (11.448 basis points) for an Available Tenor of one-month's duration, 0.26161% (26.161 basis points) for an Available Tenor of three-months' duration, and 0.42826% (42.826 basis points) for an Available Tenor of six-months' duration, or~~

~~(b) the sum of: (i) Daily Simple SOFR and (ii) the spread adjustment selected or recommended by the Relevant Governmental Body for the replacement of the tenor of USD LIBOR with a SOFR-based rate having approximately the same length as the interest payment period specified in clause (a) of this Section; and~~

~~(2) For purposes of clause (b) of this Section, the sum of (a) the alternate benchmark rate and (b) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Agent and the Borrower as the replacement for such Available Tenor of such Benchmark giving due consideration to any evolving or then-prevailing market convention, including any applicable recommendations made by the Relevant Governmental Body, for U.S. dollar-denominated syndicated credit facilities at such time;~~

~~provided that, if the Benchmark Replacement as determined pursuant to clause (1) or (2) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.~~

~~"Benchmark Replacement Conforming Changes" means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "Base Rate," the definition of "Banking Day," the definition of "LIBOR Period," timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).~~

~~"Benchmark Transition Event" means, with respect to any then-current Benchmark other than USD LIBOR, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then-current Benchmark, the regulatory supervisor for the administrator of such Benchmark, the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark, a resolution authority with jurisdiction over the administrator for such Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark, announcing or stating that (a) such administrator has ceased or will cease on a specified date to provide all Available Tenors of such Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark or (b) all Available Tenors of such Benchmark are or will no longer be representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored.~~

~~"Daily Simple SOFR" means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate recommended by the Relevant Governmental Body for determining "Daily Simple SOFR" for syndicated business loans; provided, that if the Agent decides that any such convention is not administratively feasible for the Agent, then the Agent may establish another convention in its reasonable discretion.~~

~~"Early Opt-in Effective Date" means, with respect to any Early Opt-in Election, the sixth (6th) Banking Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Agent has not received, by 5:00 p.m. (New York City time) on the fifth (5th) Banking Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Required Lenders.~~

~~"Early Opt-in Election" means the occurrence of:~~

~~(1) a notification by the Agent to (or the request by the Borrower to the Agent to notify) each of the other parties hereto that at least five currently outstanding U.S. dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and~~

~~(2) the joint election by the Agent and the Borrower to trigger a fallback from USD LIBOR and the provision by the Agent of written notice of such election to the Lenders.~~

~~"Floor" means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to USD LIBOR.~~

~~"Relevant Governmental Body" means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.~~

~~"SOFR" means a rate per annum equal to the secured overnight financing rate for such Banking Day published by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) on the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org (or any successor source for the secured overnight financing rate identified as such by the administrator of the secured overnight financing rate from time to time).~~

~~"Term SOFR" means, for the applicable corresponding tenor, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.~~

~~"USD LIBOR" means the London interbank offered rate for U.S. dollars.~~

~~(g) Interpretation.~~

~~For the purposes of this Section 2.10 the references to Loan Documents shall not include Derivatives.~~

ARTICLE 3
GUARANTEES, ETC.

3.1 Guarantees

(a) The Borrower shall deliver an unconditional guarantee of the Other Secured Obligations in favour of the Agent for the benefit of the Lenders. The Borrower shall, subject to this Section, deliver or cause the delivery of unconditional guarantees of the Obligations and the Other Secured Obligations by each of the Material Subsidiaries, in each case in favour of the Agent for the benefit of the Lenders. The Guarantees shall be in form and substance satisfactory to the Lenders and must be unlimited except for limits imposed under Applicable Law or the Constating Documents of the respective Obligors. Hudbay shall use commercially reasonable efforts to amend or remove any limitation on or prohibition of guarantees in the Constating Documents of the Borrower or the Material Subsidiaries, except that Hudbay need not request the consent of any Arm's Length third party other than by seeking a Permit that is normally available without material expense. The Borrower shall not be required to deliver or cause the delivery of a guarantee by a Material Subsidiary (i) if the delivery of such guarantee is prohibited by Applicable Law or would result in the breach of a Material Agreement (to which such Material Subsidiary is party with another Person at Arm's Length from the Hudbay Group) or the Borrower and the Agent (each acting reasonably) determine that the provision of the guarantee would have a material adverse tax consequence to the Hudbay Group or (ii) which is not a direct or indirect wholly-owned Subsidiary of Hudbay; provided that Section 3.1(a)(ii) above will not be applicable if any other Person who owns any Equity Interest in such Subsidiary acquired such Equity Interest for consideration not equal to the fair market value of such Equity Interest or acquired or retained such Equity Interest in order to invoke the provision of Section 3.1(a)(ii).

(b) If at any time the Borrower establishes or acquires a Material Subsidiary, or a Subsidiary that was not previously a Material Subsidiary becomes a Material Subsidiary or any Material Subsidiary that was previously unable to be an Obligor is able to become an Obligor, the Borrower shall, subject to Section 3.1(a), promptly cause that Subsidiary to become an Obligor, adopt this Agreement by delivering an agreement in the form of Schedule 3.1(b) so as to be bound by all of the terms applicable to Obligors as if it had executed this Agreement as an Obligor, and deliver a Guarantee as required by Section 3.1(a) ~~and deliver~~ , the Guarantor Security Documents as required by Section 4.2 and all related certificates and opinions required by the Agent acting reasonably.

(c) Until the date on which all amounts owing in respect of the CMMC Bonds (whether on account of principal, interest, fees, premium or otherwise) have been paid in full, this Section shall not apply to CMMC Holdco or the CMMC Group Members. This Section shall not apply to the CMMC-MMC Joint Venture at any time.

3.2 Obligations Secured by the Security Documents and Guaranteed by the Guarantees

(a) Unless otherwise agreed by the Lenders among themselves, the Guarantees and the Security Documents (and any security that may be held from time to time by or for the benefit of the Lenders) shall support the following obligations pari passu with each other:

(i) the Obligations;

(ii) the present and future debts, liabilities and obligations of a Hudbay Group Member to the Agent, any Lender or Affiliate of a Lender (collectively, the "Other Secured Obligations") under or in connection with (i) cash management arrangements (including, without limitation, obligations arising in respect of credit card arrangements and electronic payments), (ii) Derivatives that are permitted under this Agreement (including without limitation in connection with any Deferred Revenue Financing Arrangement or Prepaid Metals Transactions (other than the Constancia SPA, the 777 PMPA and the Arizona Streaming Agreement)) and (iii) other transactions not made under this Agreement if it is agreed in writing after March 30, 2016 by the Obligors and the Agent acting on the instructions of the Required Lenders that such debts, liabilities and obligations shall be guaranteed; and

(iii) notwithstanding that any Person ceases to be a Lender for any reason, Other Secured Obligations shall not cease to be guaranteed (and secured by any security that may be held from time to time by or for the benefit of the Agent and/or the Lenders including pursuant to the Security Documents) without the prior written consent of the applicable former Lender or Affiliate to whom the Other Secured Obligations are owed. Notwithstanding the foregoing, Other Secured Obligations owing to a Person who has ceased to be a Lender or its Affiliates shall not include any such Other Secured Obligations arising solely under agreements or instruments entered into on or after the date such Person ceased to be a Lender for any reason. If the Obligations (other than those existing in respect of Other Secured Obligations) have been indefeasibly paid in full and the Commitments have been cancelled, the Agent, the Lenders and their Affiliates (and each former Lender or its Affiliates who benefit from the Liens referred to in this Section 3.2) shall release their interest in the Liens granted pursuant to the Security Documents and their rights under the Guarantees on receiving Cash Collateral to secure the Other Secured Obligations, in an amount satisfactory to the Lenders and their Affiliates (including each former Lender or its Affiliates to whom such Other Secured Obligations are owed) to whom Other Secured Obligations are owed.

(b) Notwithstanding the rights of Lenders and Affiliates to benefit from the Security Documents and the Guarantees in respect of the Other Secured Obligations, all decisions concerning the Obligations (other than those arising in respect of the Other Secured Obligations) and Guarantees (and any security that may be held from time to time by or for the benefit of the Agent and/or the Lenders including pursuant to the Security Documents) and the enforcement thereof shall be made by the Agent, the Lenders or the Required Lenders in accordance with this Agreement and no Lender (including any former Lender) or Affiliate to whom Other Secured Obligations are owed from time to time shall have any additional right to influence the Security Documents, the Guarantees (or any security granted in connection therewith including pursuant to the Security Documents) or their enforcement as a result of holding Other Secured Obligations as long as this Agreement remains in force. Notwithstanding the termination of this Agreement by reason of payment of the Credit, or for any other reason (but subject always to the last sentence of Section 3.2(a)(iii)), the Other Secured Obligations shall continue to be guaranteed by the Guarantees (and secured by the Security Documents). After the termination of this Agreement, decisions concerning the Guarantees (and any Liens granted under the Security Documents) shall be made by the holders of Other Secured Obligations referred to above as they may determine among themselves.

(c) The Agent: (i) agrees to hold the benefit of this Section 3.2 and all other rights and provisions granted to or in favour of any Affiliates of any Lender contained in any Loan Document in trust for the benefit of each Lender and its Affiliates; and (ii) covenants to afford the benefit of all such rights and provisions to such Lender and its Affiliates.

(d) The parties hereto agree that the provisions of this Section 3.2 shall survive: (i) the termination of this Agreement; and each of the other Loan Documents and the repayment of the Obligations and the Other Secured Obligations (until such time as all Obligations and Other Secured Obligations owing by the Obligors to the Lenders and their Affiliates have been fully, finally and indefeasibly paid, satisfied and discharged in full) and (ii) the assignment by a Lender (or, if applicable, its Affiliates) of all of its Commitment and Advances in accordance with Section 11.2 and its or, if applicable, its Affiliates rights and obligations under any other Loan Documents until, in respect of a Lender and its Affiliates, all Obligations and Other Secured Obligations owing by the Obligors to such Lender and its Affiliates are fully, finally and indefeasibly paid, satisfied and discharged in full.

3.3 Peruvian Notes

The Borrower's obligation to pay the principal amount of the Obligations owing to each Lender together with accrued but unpaid interest thereon and all other amounts from time to time payable to each Lender under this Agreement shall be evidenced by one or more pagaré incompleto (the "Peruvian Note" and collectively, the "Peruvian Notes") issued under Peruvian law, pursuant to article 10 of Peruvian Law No. 27287 (Ley de Títulos Valores), and substantially in the form of Schedule D. Each Peruvian Note shall be (a) payable to the order of the applicable Lender, (b) dated the Effective Date, (c) payable on the date referred to in the Peruvian Note Completion Agreement, and (d) subject to an aggregate [REDACTED - COMMERCIALLY SENSITIVE INFORMATION] annual simple interest rate on its face amount once completed; provided, however, that each Lender covenants to not demand and collect payment of any amount of interests on the Peruvian Note above what is applicable hereunder. If any Lender receives any amount of interest from the Borrower on account of the Peruvian Note in excess of what is payable hereunder, such Lender shall return such excess amount to the Borrower. On the Effective Date, the Borrower shall provide the Agent for distribution to each Lender (i) a duly executed Peruvian Note for each Lender; and (ii) a duly executed note completion agreement, in substantially the form of Schedule E (each, a "Peruvian Note Completion Agreement") pursuant to which the Borrower authorizes the applicable Lender to complete the Peruvian Note issued to its order in accordance with the rules set forth in such agreement.

Each Peruvian Note and Peruvian Note Completion Agreement provided to each Lender hereunder shall replace any and all original notes and their corresponding note completion agreements which were originally delivered to the lenders under the Original Credit Agreement, as applicable, pursuant to the Original Credit Agreement (it being agreed by the Lenders that, once the Peruvian Notes and Peruvian Note Completion Agreements have been delivered to the Lenders in accordance herewith, the Lenders shall not transfer their interest in the original note documents to any Person or enforce such original note documents and the Lenders shall return all original notes in their possession to the Borrower (or its Peruvian counsel) as promptly as practicable).

ARTICLE 4
SECURITY

4.1 Borrower's Security Documents

As security for all Advances made to it and as security for all its other liability or Debt, both present and future, hereunder or under any other Loan Document the Borrower shall deliver, or cause to be delivered, to the Agent, as agent for, Lenders or to the Peruvian Intercreditor Agent, the Peruvian Collateral Agent and the Conditional Credit Assignment Agent, as applicable, the following documents (collectively, the "Borrower's Security Documents"):

(a) a Canadian law governed security agreement creating a security interest in all the then present and future, personal property, fixed assets, equipment, accounts receivable, Contracts, Intellectual Property and all other assets and undertaking of the Borrower including Equity Interests of all of its Subsidiaries;

(b) the Insurance Assignment;

(c) the Peruvian Security Documents (including, if applicable, by way of public deed);

(d) the Peruvian Intercreditor Agreement; and

(e) such other documents as the Agent may now or hereafter reasonably require to give effect to, register, perfect the security interests created by the documents or to evidence the same (including legal opinions, insurance certificates, title insurance, officer's certificates and other customary documentation) referred to in this Section 4.1, in the jurisdiction where such charged assets are located; provided, however, that notwithstanding the terms of any other Loan Documents no registrations under applicable personal property legislation in Canada in respect of specific vehicle identification numbers shall be required and the Lenders hereby authorize the Agent to amend any such existing registrations as requested by the Borrower to remove references to specific vehicle identification numbers provided for therein.

4.2 Guarantors' Security Documents

As security for all its liability and Debt under the Guarantees and each other Loan Document, each of the Guarantors shall deliver to the Agent, as agent for, Lenders (collectively, the "Guarantors' Security Documents"):

(i) ~~(a)~~in the case of HB (BVI):

(A) ~~(i)~~an amended and restated security agreement (the "BVI Security Agreement") creating a security interest in all of HB (BVI)'s right, title and interest in and to the intercompany debt between HB (BVI) and the Borrower, the HB (BVI) Accounts maintained in BVI and all proceeds therefrom; and

(B) ~~(ii)~~if delivered by the Borrower and HB (BVI) the Barbados Security Agreement;

(ii) ~~(b)~~in the case of Hudbay:

(A) ~~(i)~~a general security agreement creating a security interest in all its then present and future, personal property, fixed assets, equipment, accounts receivable, Contracts, Intellectual Property and all other assets and undertaking including Equity Interests of all of its Subsidiaries; and

(B) ~~(ii)~~a debenture/mortgage (or immovable hypothec, as applicable) dated on or before the Effective Date constituting a first priority charge on all of its presently wholly-owned and after-acquired material Real Property located in Manitoba or Saskatchewan (or immovable property, as applicable);

(iii) ~~(c)~~in the case of HB Marketing:

(A) ~~(i)~~a general security agreement creating a security interest in all its then present and future, personal property, fixed assets, equipment, accounts receivable, Contracts, Intellectual Property and all other assets and undertaking including Equity Interests of all of its Subsidiaries; and

(B) ~~(ii)~~a debenture/mortgage (or immovable hypothec, as applicable) dated on or before the Effective Date constituting a first priority charge on all of its presently wholly-owned and after-acquired material Real Property located in Manitoba or Saskatchewan (or immovable property, as applicable);

(iv) ~~(d)~~in the case of all other Guarantors, a general security agreement creating a security interest in all the then present and future, personal property, fixed assets, equipment, accounts receivable, Contracts, Intellectual Property and all other assets and undertaking, including Equity Interests of all of its Subsidiaries (if any); and

(v) ~~(e)~~such other documents as the Agent may now or hereafter reasonably require to give effect to, register and perfect the security interests created by the documents referred to in Section 4.2, in the jurisdiction where such charged assets are located; provided, however, that notwithstanding the terms of any other Loan Documents no registrations under applicable personal property legislation in Canada in respect of specific vehicle identification numbers shall be required and the Lenders hereby authorize the Agent to amend any such existing registrations as requested by the Borrower to remove references to specific vehicle identification numbers provided for therein.

4.2.1 Waiver of Perfection Requirement

(b) ~~(a)~~Subject to Section ~~4.2.1(b~~4.2.1(c), notwithstanding any provision contained in the Loan Documents, the Agent and the Lenders acknowledge and agree that any obligation under the Loan Documents for the Liens granted by Hudbay in favour of the Agent over the U.S. Bank Interest Payment Accounts to be perfected is hereby waived.

(c) ~~(b)~~Upon the execution and delivery of the Deposit Account Control Agreement, Section ~~4.2.1(a~~4.2.1(b) shall cease to be operative.

4.3 Additional Security Documents

(a) If any member of the Arizona Group shall or shall propose to:

(i) guarantee the Debt of any Hudbay Group Member (other than the Debt of any other member of the Arizona Group); and/or

(ii) grant any Lien over any of its Property other than Permitted Liens,

then ~~in the case of Section 4.3(a)(i),~~ such member of the Arizona Group shall guarantee the ~~obligations of the Borrower hereunder~~ Obligations and the Other Secured Obligations on terms acceptable to the Agent and shall provide the Security contemplated above.

(b) Without limiting any other provision contained herein, upon the CMMC Bond Repayment Date, unless otherwise consented to by the Agent, CMMC Holdco and each CMMC Group Member shall deliver a Guarantee as required by Section 3.1(a), the Guarantor Security Documents as required by Section 4.2 and all related certificates and opinions required by the Agent acting reasonably; provided that notwithstanding the foregoing or Section 4.2: (i) in the case of the CMMC-MMC Joint Venture, no Guarantee or Security shall be required and (ii) the grant of Security over equity interests held in the CMMC-MMC Joint Venture by a CMMC Group Member shall be subject to the prior written consent of MMC.

(c) ~~(b)~~Without limiting Section 8.2(i)(ii), the Borrower and each Guarantor shall execute all such further documentation as may be reasonably necessary from time to time to permit the Agent, the Peruvian Collateral Agent, the Management and Guarantee Trustee, the Conditional Credit Assignment Agent, the Share Trustee or the Peruvian Intercreditor Agent (as applicable) on behalf of the Lenders, to (i) take, register and perfect and maintain security interests to which the Lenders are entitled pursuant to Sections 4.1 or 4.2 in any property or assets presently owned or hereafter acquired by any of them or as necessary following any restructuring or merger, amalgamation or reorganization permitted pursuant to Article 12 or (ii) have, register, perfect and maintain security interests in any mining leases or material mineral claims (or material group of such claims) of the Borrower.

4.4 Exceptions

The Parties hereto agree that notwithstanding anything else contained in Article 3, this Article 4 or Article 5 (subject to Section 4.3(a)), Section 3.1 and Section 4.2 do not apply to:

(a) Hudbay Arizona Inc., HudBay Arizona (Barbados) SRL, HudBay Arizona (US) Corporation, HudBay Arizona (US) Holding Corporation, Cobre Verde Development Corporation, ~~Rosemont~~ Copper ~~Company~~World, Inc., Mason Resources (US) Inc., JPAR LLC, Sonoran Property Investors LLC, Panther Peak Holdings LLC, Panther Peak LLC or any of their respective Subsidiaries;~~or~~

(b) an Immaterial Greenfield Subsidiary~~.~~;

(c) the CMMC-MMC Joint Venture; or

(d) prior to the CMMC Bond Repayment Date, CMMC Holdco or any CMMC Group Member.

ARTICLE 5
CLOSING CONDITIONS

5.1 Conditions Precedent to Closing and Future Advances

In addition to the conditions precedent specified set forth in Section 5.2, the obligation of the Lenders to make any Advance or for this Agreement to be effective is subject to the conditions precedent specified in this Section 5.1 being satisfied at or before the Effective Date, unless waived by all of the Lenders. Where delivery of documents is referred to, the documents shall be delivered to the Agent, for and on behalf of the Lenders, and shall be, where applicable, duly executed by all parties thereto and otherwise in full force and effect and in form and substance satisfactory to the Lenders.

(a) Financial Information. The Agent shall have received a Compliance Certificate from Hudbay for the twelve months ended June 30, 2021.

(b) Credit Agreement, Loan Documents and Other Documents. The Agent shall have received:

(i) duly executed copies of this Agreement;

(ii) duly executed copies of the Fee Agreements;

(iii) except to the extent related solely to the change of administrative agent, duly executed copies of the other Loan Documents, duly registered as required, together with any confirmations of security reasonably requested by the Agent, including:

(A) the Blocked Account Agreement;

(B) the Insurance Assignment;

(C) the SW Intercreditor Agreement;

(D) the Peruvian Intercreditor Agreement;

(E) the Intercorporate Subordination Agreement;

(F) a supplemental deed of security to the BVI Security Agreement;

(G) such documentation required to reflect the charge in favour of the Agent on all presently owned and after-acquired real property in Manitoba; and

(H) such documentation required to reflect the charge in favour of the Agent on all presently owned and after-acquired real property in Saskatchewan; and

(iv) copies of the settled drafts, in form and substance reasonably satisfactory to the Agent, of the amendments to the Peruvian Security Documents described in Section 8.2(g).

(c) Corporate and Other Information. The Agent shall have received:

(i) a certificate of the Borrower and each Guarantor, certifying as to its Constating Documents (copies of which are attached to that certificate) and such other corporate information as the Agent may reasonably require;

(ii) a certificate of the Borrower and each Guarantor, certifying a list of certain of its officers and directors who may execute Loan Documents on its behalf, specimens of those officers' and directors' signatures, and the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under the Loan Documents;

(iii) a certificate of status, compliance, good standing or similar certificate for the jurisdiction of incorporation of the Borrower and each Guarantor and for each jurisdiction the Borrower and each Guarantor carries on business;

(iv) evidence that the execution and delivery of Loan Documents will not contravene Applicable Law governing financial assistance or other similar subjects that affect the Loan Documents; and

(v) in the case of the Borrower or a Guarantor that is incorporated in the British Virgin Islands, a registered agent certificate attaching a certified register of members, register of directors/officers and register of charges.

(d) Opinions. The Agent shall have received customary legal opinions of counsel to the Borrower and each Guarantor, addressed to the Agent, the Peruvian Collateral Agent and the Lenders, in form and substance satisfactory to the Agent, the Peruvian Collateral Agent and the Lenders.

(e) Insurance. The Agent shall have received certificates of insurance evidencing the existence of all insurance required to be maintained by the Borrower and the other Hudbay Group Members pursuant to Section 8.2(c) and the designation of the Agent as additional named insured and loss payee in respect of such insurance (other than the insurance referred to below where the Peruvian Collateral Agent is so named) and the designation of the Peruvian Collateral Agent as the loss payee (acting on the behalf of the Agent and the Lenders) and the Peruvian Collateral Agent as additional named insured in respect of the operation of the Constancia Mine and the Constancia Mine, such certificates to be in such form and contain such information as required by the Agent. In addition, the Borrower shall have delivered a certificate of the Borrower setting forth the insurance obtained by it in accordance with the requirements of Section 8.2(c) as it relates to the Borrower and other Hudbay Group Members and stating that such insurance (A) has been obtained and in each case is in full force and effect, (B) that such insurance materially complies with Section 8.2(c), and (C) that all premiums then due and payable on all insurance required to be obtained by the Borrower have been paid.

(f) Security in Peru. The Liens created under the Peruvian Security Documents shall have been duly created, and perfected as valid and enforceable first priority Liens (subject only to Permitted Liens and the Peruvian Intercreditor Agreement) or other interests or rights of the kind the relevant Peruvian Security Documents purport to create over all of the Collateral, subject only to Permitted Liens, all in accordance with Section 8.2(g). For avoidance of doubt, the condition precedent set forth herein shall be fully satisfied upon receipt by the Agent of evidence of filing (deposit) of each of the Peruvian Security Documents, as applicable, required to be registered as set forth in Section 8.2(g) in fully registrable form. Any and all documents required (other than the Peruvian Security Documents) to be filed, registered, notarized, apostilled, consularized or recorded in order to create, perfect and, where applicable, register the Liens created under the Peruvian Security Documents as valid and enforceable first priority Liens (subject only to Permitted Liens and the Peruvian Intercreditor Agreement) or other interests or rights of the kind the relevant Peruvian Security Documents purport to create over all of the Collateral shall have been properly filed, registered, notarized or recorded in each office of each jurisdiction in which such filings, registrations, notarizations, apostilles, consularizations or recordations are required and any other action required or reasonably requested by the Peruvian Collateral Agent, the Management and Guarantee Trustee, the Conditional Credit Assignment Agent and the Share Trustee, as applicable, to perfect such Collateral as first priority Liens (subject only to Permitted Liens and the Peruvian Intercreditor Agreement) shall have been taken and the Borrower shall have delivered to the Peruvian Collateral Agent, the Management and Guarantee Trustee, the Conditional Credit Assignment Agent and the Share Trustee, as applicable, evidence thereof. All notices and acknowledgments required under the relevant Peruvian Security Document shall have been made and given in accordance with each relevant Peruvian Security Document and the Peruvian Collateral Agent, the Management and Guarantee Trustee, the Conditional Credit Assignment Agent and the Share Trustee, as applicable, shall have received originals of all Peruvian Security Documents.

(g) Other Matters. The following conditions must be satisfied:

(i) the Agent must have received payment of all fees payable to the Agent, the Lenders or any of them on or before the Effective Date, and the reimbursement of all documented expenses incurred and reimbursable by the Borrower pursuant to Section 13.8 including legal fees;

(ii) the representations and warranties set forth in Section 7.1 and each of the other Loan Documents shall be true and correct in all respects on and as of the Effective Date, both before and after giving effect to any drawdown of an Advance and to the application of proceeds therefrom on such date, by reference to the facts and circumstances then existing (except to the extent such representations and warranties relate to a different date, in which case such representations and warranties shall be true and correct in all material respects on and as of such date) and the Borrower shall have delivered an officer's certificate to the Agent to such effect;

(iii) no Default or Event of Default shall have occurred and be continuing and the Borrower shall have delivered an officer's certificate to the Agent to such effect;

(iv) the Agent and Lenders' counsel shall be satisfied that all registrations (except for the amendments to the Peruvian Security Documents entered on or as of the Effective Date, as applicable, to be registered in accordance with Section 8.2(g) herein and the Debentures) and other actions necessary to perfect the security interest created by the Security Documents and maintain the priority of the Lien in favour of the Lenders have been made, or in the absence of such actions having been taken, provisions (satisfactory to the Agent, in its sole discretion) therefor shall have been made;

(v) nothing shall have occurred (nor shall the Agent or any Lender become aware of any facts not previously known), which the Lenders determine is reasonably likely to have a Material Adverse Effect since June 30, 2021;

(vi) the Collateral is subject to the perfected first priority Lien (subject only to Permitted Liens, the Peruvian Intercreditor Agreement and the amendments to the Peruvian Security Documents entered on or as of the Effective Date, as applicable, to be registered in accordance with Section 8.2(g) herein) established pursuant to the Security Agreements;

(vii) the Agent shall have received a certified copy of each Note Indenture;

(viii) the Agent shall have received documentation and other information required by bank regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including the USA Patriot Act, in each case in form and substance reasonably satisfactory to the Agent, and such other information as may reasonably be requested by the Agent; and

(ix) the Agent shall have received such other documents as the Lenders may reasonably require.

The conditions set forth in this Section 5.1 are inserted for the sole benefit of the Lenders and may only be waived as specified in Section 10.7(c).

5.2 Conditions Precedent to all Advances

In addition to the other conditions precedent specified in Section 5.1 of this Agreement, the obligation of the Lenders to make any Advance is subject to the conditions precedent that:

(a) the Agent has received timely notice as required under Section 6.5;

(b) the representations and warranties set forth in Section 7.1 and each of the other Loan Documents shall be deemed to have been given on the date of any Advance and shall be, mutatis mutandis, true and correct in all material respects on and as of such date, both before and after giving effect to the drawdown of such Advance and to the application of proceeds therefrom (except to the extent such representations and warranties specifically relate to a different date, in which case such representations and warranties shall be true and correct in all material respects on and as of such date); and

(c) no Default or Event of Default shall have occurred and be continuing, nor shall any such event occur as a result of making such Advance or the application of proceeds therefrom.

The conditions set forth in this Section 5.2 are inserted for the sole benefit of the Lenders and may only be waived as specified in Section 10.7(b).

ARTICLE 6
ADVANCES

6.1 Lenders' Obligations Relating to L/Cs

(a) Notwithstanding that L/Cs are issued by the Issuing Banks, it is the intention of the Parties that the ultimate credit risk and exposure of any Lender be in accordance with its overall Applicable Percentage of the Credit. Each Lender shall immediately indemnify the Issuing Banks for that Lender's Applicable Percentage of any payment made by the Issuing Banks in respect of an L/C for which the Issuing Banks is not immediately reimbursed by the Borrower, and shall do all such things, including purchases of participations in Advances made by the Issuing Banks, as shall be required to ensure that result. Any such action on the part of the Lenders shall be binding on the Borrower.

(b) Each Lender acknowledges and agrees that its obligations under this Section 6.1 in respect of L/Cs are absolute, unconditional and irrevocable and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any L/C, the occurrence and continuance of a Default or the reduction or termination of its Commitment, and that any payment it is required to make pursuant to its obligations shall be made without any offset, abatement, withholding or reduction whatsoever.

(c) If any Lender fails to take the actions required under this Section 6.1, the Agent may, without prejudice to the other rights of the Lenders, make such adjustments to the payments to the defaulting Lender under this Agreement as are necessary to compensate the other Lenders for the defaulting Lender's failure.

6.2 Evidence of Indebtedness

The Agent shall maintain records concerning the Obligations and each Lender shall maintain records concerning those Advances it has made and the Issuing Banks shall maintain records concerning those L/Cs issued by them. The records maintained by the Agent, the Lenders and the Issuing Banks shall constitute prima facie evidence of the Obligations and all related details, absent manifest error. The failure of the Agent, the Issuing Banks or any Lender to correctly record any detail relating to an Advance shall not, however, adversely affect the obligation of the Borrower to pay any of the Obligations in accordance with this Agreement.

6.3 Calculation and Other Matters Regarding Interest and Fees

(a) All interest on Base Rate Advances and ~~LIBOR~~ SOFR Advances shall accrue from day to day and shall be payable in arrears, calculated on the actual number of days elapsed from and including the date of Advance or the previous date on which interest was due in accordance with Section 2.6, as the case may be, to but excluding the date on which interest is due. If interest is not paid on the date it is due, the principal amount shall continue to bear interest at the rate that is applicable to the particular type of Advance from time to time in accordance with Section 2.6(a), both before and after maturity, default and judgment, and overdue interest shall bear interest at the same rate, compounded monthly, and be payable on demand. Notwithstanding the immediately preceding sentence, upon the expiry of the ~~LIBOR~~ Interest Period applicable to any ~~LIBOR~~ SOFR Advance, the principal amount and any overdue interest with respect to that ~~LIBOR~~ SOFR Advance shall bear interest calculated at the rates applicable to Base Rate Advances.

(b) Interest and fees shall be calculated on the basis of a calendar year unless otherwise specified. Interest calculated with reference to ~~the LIBO Rate~~ SOFR shall be calculated on the basis of a year of 360 days. Any rate that is calculated with reference to a period (the "deemed interest period") that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying that rate of interest by the actual number of days in the calendar year of calculation and dividing by the number of days in the deemed interest period. All calculations of interest and fees under the Loan Documents shall be made on the basis of the nominal rates described in this Agreement and not on the basis of effective yearly rates or on any other basis that gives effect to the principle of deemed reinvestment. The Parties acknowledge that there is a material difference between the stated nominal rates and effective yearly rates taking into account reinvestment, and that they are capable of making the calculations required to determine effective yearly rates.

(c) In this Section 6.3, any reference to a "calendar year" means the calendar year in which the period for which the calculation in question falls. If the period falls in two calendar years, one of which is a leap year, the calculation shall be done separately for the parts of the period that fall in each calendar year and the calculated amounts for each period shall be added.

(d) The L/C Fee for an L/C is calculated by multiplying the face amount of the L/C by the rate for calculation of the L/C Fee specified in Section 2.6, and multiplying the result by a fraction, the numerator of which is the number of days elapsed from and including the issuance or renewal of the L/C or the previous date on which the L/C Fee was due, as the case may be, to but excluding the date on which the L/C Fee is due or the L/C is drawn or cancelled, as the case may be, and the denominator of which is the number of days in the calendar year.

(e) The standby fee shall be calculated daily on the undrawn amount of the applicable Credit at the rate for calculation of the standby fee specified in Section 2.6, beginning on the Effective Date, and each payment shall cover the period from and including the Effective Date or the previous date on which the standby fee was due in accordance with Section 2.6, as the case may be, to but excluding the date on which the standby fee is due.

(f) If the Borrower fails to pay when due any amount payable under any Loan Document for which interest is not otherwise provided in this Agreement or another relevant Loan Document, the Borrower shall, on demand, pay interest on the overdue amount to the Agent from and including the due date up to but excluding the date of actual payment, both before and after demand, default or judgment, at the rate of interest determined from time to time in accordance with Section 2.6(a) that is applicable to Base Rate Advances, in each case compounded monthly.

(g) If the Borrower deposits cash as Cash Collateral pursuant to a requirement under this Agreement, the Agent or the Lender or Lenders holding the cash shall pay the Borrower interest on the cash while it continues to be held as Cash Collateral at the rate offered by the relevant Lenders from time to time for deposits in the relevant currency of comparable size and term.

(h) The Parties intend to comply with Applicable Law relating to usury. Notwithstanding any other provision of this Agreement or any other Loan Document, in no event shall any Loan Document require the payment or permit the collection of interest or other amounts in an amount or at a rate in excess of the amount or rate that is permitted by Applicable Law or in an amount or at a rate that would result in the receipt by the Lenders or the Agent of interest at a criminal rate, as the terms "interest" and "criminal rate" are defined under the Criminal Code (Canada). Where more than one Applicable Law applies to any Obligor, that Obligor shall not be obliged to make payment in an amount or at a rate higher than the lowest permitted amount or rate. If from any circumstance whatever, fulfilment of any provision of any Loan Document would result in exceeding the highest rate or amount permitted by Applicable Law for the collection or charging of interest, the obligation to be fulfilled shall be reduced to reflect the highest permitted rate or amount. If from any circumstance the Agent or the Lenders shall ever receive anything of value as interest or deemed interest under any Loan Document that would result in exceeding the highest lawful rate or amount of interest permitted by Applicable Law, the amount that would be excessive interest shall be applied to the reduction of the principal amount of the Credit, and not to the payment of interest, or if the excessive interest exceeds the unpaid principal balance of the Credit, the amount exceeding the unpaid balance shall be refunded to the Borrower. For the purposes of the Criminal Code (Canada), the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles and if there is any dispute, the determination of a Fellow of the Canadian Institute of Actuaries appointed by the Agent shall be conclusive.

(i) EACH OF THE OBLIGORS CONFIRMS THAT IT FULLY UNDERSTANDS AND IS ABLE TO CALCULATE THE RATE OF INTEREST APPLICABLE TO THE CREDIT BASED ON THE METHODOLOGY FOR CALCULATING PER ANNUM RATES PROVIDED FOR IN SECTION 6.3 OF THIS AGREEMENT. The Agent agrees that if requested in writing by the Borrower it shall calculate the nominal and effective per annum rate of interest on any Advance outstanding at any time and provide such information to the Borrower promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve the Borrower or any other Obligor of any of its obligations under this Agreement or any other Loan Document, nor result in any liability to the Agent or any Lender. EACH OBLIGOR HEREBY IRREVOCABLY AGREES NOT TO PLEAD OR ASSERT, WHETHER BY WAY OF DEFENCE OR OTHERWISE, IN ANY PROCEEDING RELATING TO THE LOAN DOCUMENTS, THAT THE INTEREST PAYABLE UNDER THE LOAN DOCUMENTS AND THE CALCULATION THEREOF HAS NOT BEEN ADEQUATELY DISCLOSED TO THE OBLIGORS, WHETHER PURSUANT TO SECTION 4 OF THE INTEREST ACT (CANADA) OR ANY OTHER APPLICABLE LAW OR LEGAL PRINCIPLE.

6.4 Conversions, Rollovers, Renewals, Repayments and Reductions

(a) Subject to the other terms of this Agreement, the Borrower may from time to time:

(i) convert all or any part of the outstanding amount of any ~~LIBOR~~ SOFR Advance into a Base Rate Advance in the same principal amount, or vice versa;

(ii) rollover all or any part of the outstanding amount of any ~~LIBOR~~ SOFR Advance at the end of the ~~LIBOR~~ Interest Period as a new ~~LIBOR~~ SOFR Advance or rollover all;

(iii) renew an L/C at its maturity date by extending the maturity date; and

(iv) in circumstances not mentioned in items (i) to (iii) immediately above, concurrently repay one Advance and obtain a different type of Advance.

(b) Subject to giving notice required by Section 6.5, the Borrower may from time to time repay Advances outstanding under the Credit without penalty, except that ~~LIBOR~~ SOFR Advances may not be paid or converted before the end of the applicable ~~LIBOR~~ Interest Periods unless the Borrower indemnifies the relevant Lenders for any loss or expense that the Lenders incur as a result, including any breakage costs; and

(c) The Borrower may from time to time, by giving not less than five Banking Days' notice to the Agent and paying all accrued and unpaid standby fees on the amount to be cancelled or reduced to the effective date of cancellation or reduction, irrevocably notify the Agent of the cancellation of the Credit or of the permanent reduction of the committed amount of the Credit by an amount that must be a minimum of US$10,000,000 and a whole multiple of US$1,000,000. Any reduction shall be applied pro rata to the respective Commitments of the Lenders under the Credit. The Borrower shall have no right to any reinstatement of any previously committed amount of the Credit after any cancellation or reduction.

6.5 Notice of Advances and Payments

(a) The Borrower shall give the Agent irrevocable written notice, in the form attached as Schedule 6.5(a), of any request for any Advance to them. The Borrower shall also give the Agent irrevocable written notice in the same form of any payment by it of any Advance (whether resulting from repayment, prepayment, rollover or conversion).

(b) Notice for Base Rate Advances shall be given not later than one Banking Day before the Advance Date. Notices for ~~LIBOR~~ SOFR Advances shall be given not later than the third Banking Day before the Advance Date or date of payment. Notice for an Advance by way of L/C shall be given not later than the third Banking Day before the Advance Date or at such earlier time as the relevant Issuing Bank may reasonably require so that it has sufficient time to review the proposed form of L/C. In the case of the notice for an L/C, such notice shall, inter alia, stipulate which Issuing Bank shall be the issuing bank.

(c) Notices shall be given not later than 10:00 a.m. on the date for notice. Payments (except those being made solely from the proceeds of rollovers and conversions) must be made before 11:00 a.m. on the date for payment. If a notice or payment is not given or made by those times, it shall be deemed to have been given or made on the next Banking Day, unless all Lenders affected by the late notice or payment agree, in their sole discretion, to accept a notice or payment at a later time as being effective on the date it is given or made.

6.6 Size and Term of Advances

(a) Each Base Rate Advance shall be in an aggregate minimum amount of US$5,000,000 and in a whole multiple of US$1,000,000.

(b) Each ~~LIBOR~~ SOFR Advance shall be in minimum amount of US$5,000,000 and a whole multiple of US$1,000,000. In its notice requesting a ~~LIBOR~~ SOFR Advance, the Borrower shall select ~~a LIBOR Period~~ an Available Tenor of one, three or six months (subject to availability) to apply to such particular ~~LIBOR~~ SOFR Advance.

(c) Terms of ~~LIBOR Periods~~ Available Tenors of lengths other than those specified in Section 6.6(b) shall also be available at the discretion of the Lenders from time to time and the Agent may, in circumstances of market disruption or illiquidity, restrict the term or maturity dates of ~~LIBOR~~ SOFR Advances. There shall not at any time be ~~LIBOR~~ SOFR Advances outstanding with more than 12 different maturity dates. No ~~LIBOR~~ Interest Period may end on a date that is not a Banking Day, after the Maturity Date, or after a date on which the Credit is required to be reduced if that would adversely affect the Borrower's ability to make the reduction.

(d) Each L/C issued under this Agreement shall have a term that is not more than one year after its issuance date or renewal date (which may extend beyond the then- current Maturity Date), but may provide for automatic extension of its term for successive periods of up to one year each as long as the Issuing Banks have the right to avoid automatic extension by giving notice to the beneficiary of the L/C before the extension becomes effective. An L/C may otherwise be renewed by the Borrower subject to complying with the terms of this Agreement applicable to an Advance by way of L/C. On the Maturity Date or the cancellation of the Credit, the Borrower shall arrange for all outstanding L/Cs to be returned to the relevant Issuing Bank for cancellation or, with the consent of the relevant Issuing Bank, provide Cash Collateral to the relevant Issuing Bank in an amount sufficient (in the opinion of such Issuing Bank) to fully secure all outstanding L/Cs and all L/C Fees for the remainder of their respective terms, in which case the Cash Collateral shall be held by the relevant Issuing Bank in place of the Security.

6.7 Payment of ~~LIBOR~~ SOFR Advances and L/Cs

(a) Subject to Section 9.2 and Section 9.9, the Borrower shall provide for the following by giving notice under Section 6.5 requesting a rollover or conversion if the Borrower is otherwise entitled to an Advance, or by delivery of payment:

(i) to the Agent at the Branch of Account of the amount of each ~~LIBOR~~ SOFR Advance for value on the last day of the applicable ~~LIBOR~~ Interest Period; and

(ii) to the relevant Issuing Bank, as directed by such Issuing Bank, of each amount paid to the beneficiary of the L/C for value on the date on which such Issuing Bank makes a payment.

(b) If the Borrower fails to provide for payment in accordance with Section 6.7(a), the Agent shall deem a Base Rate Advance to have been made in the case of failure to provide for a ~~LIBOR~~ SOFR Advance or US Dollar L/C. The Agent shall immediately give notice of a deemed Advance to the Borrower and the Lenders and, in the case of a deemed Advance relating to an L/C, the Lenders shall remit their respective shares of the Advance to the Agent for the account of the relevant Issuing Banks.

6.8 Co-ordination Base Rate and ~~LIBOR~~ SOFR Advances

(a) The Agent shall advise each Lender of its receipt of a notice pursuant to Section 6.5 requesting a Base Rate or ~~LIBOR~~ SOFR Advance on the day that notice is received from the Borrower and shall, as soon as possible, advise each Lender of that Lender's share of the Advance. Each Lender's share shall be based on its Applicable Percentage, but if the Agent determines that a Lender's Applicable Percentage would result in its share of an Advance not being a whole multiple of US$1,000, the Agent may increase or reduce the amount to be advanced by that Lender in the Agent's sole discretion to the extent necessary to make the amount a whole multiple.

(b) The ~~LIBOR~~ Interest Period applicable to a ~~LIBOR~~ SOFR Advance shall be identical for each Lender.

(c) Each Lender shall deliver its share of the Advance to the Agent not later than 1:00 p.m. on the Advance Date, for value on that date. Unless the Agent otherwise notifies a Lender, the amount to be delivered by such Lender shall be net of the amount required to repay other Advances it has made that are being repaid, rolled over or converted on that date.

(d) If the Agent determines that all the conditions precedent to an Advance specified in this Agreement have been met, it shall advance to the Borrower the amount delivered by each Lender by crediting the Designated Account before 2:00 p.m. on the Advance Date, but if the conditions precedent to the Advance are not met by 2:00 p.m. on the Advance Date, the Agent shall return the funds to the Lenders or invest them in an overnight investment as orally instructed by each Lender until the Advance is made.

(e) Any difference between the actual proceeds of an Advance and the amount required to repay any Advance that is concurrently being repaid and any difference between the actual proceeds of an Advance and the amount required to fulfill any specific use of the proceeds that the Borrower has directed the Agent to make, shall be paid by the Borrower to the Agent from its own resources by 1:00 p.m. on the Advance Date.

~~6.9              Inability to Determine Rates, Etc.~~

~~If the Majority Lenders determine that for any reason adequate and reasonable means do not exist for determining the LIBO Rate for any requested LIBOR Period with respect to a proposed LIBOR Advance, or that the LIBO Rate for any requested LIBOR Period with respect to a proposed LIBOR Advance does not adequately and fairly reflect the cost to such Lenders of funding such Advance, the Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain LIBOR Advances shall be suspended until the Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Borrower may revoke any pending request for a borrowing, conversion or continuation of LIBOR Advances or, failing that, will be deemed to have converted such request into a request for a borrowing of Base Rate Advances in the amount specified therein.~~

6.9 ~~6.10~~Issuance and Use of L/Cs

(a) A request for an Advance by way of L/C shall be made by the Borrower in accordance with Section 6.5, except that a copy of the request shall be sent directly to the relevant Issuing Bank. The Agent shall promptly notify the Lenders of the receipt of a request for an L/C, but L/Cs shall only be issued by the Issuing Banks as fronting banks for all Lenders. A request shall include the details of the L/C to be issued. The Issuing Banks shall promptly notify the Borrower of any comment concerning the form of the L/C requested by the Borrower and shall, if the Borrower is otherwise entitled to an Advance, issue the L/C to the Borrower on the Advance Date or as soon afterwards as the Issuing Banks are satisfied with the form of L/C to be issued.

(b) The Borrower shall not directly or indirectly use or provide an L/C as security for loans or advances from any other Person.

6.10 ~~6.11~~Reimbursement Obligation - L/Cs

Notwithstanding Section 6.7 or any other provision of this Agreement, the Borrower's obligation to reimburse the Issuing Banks for a payment to a beneficiary of an L/C shall be absolute and unconditional, but without prejudice to the Borrower's right, after reimbursing the Issuing Banks, to claim damages from the Issuing Banks for matters arising from the Issuing Banks' wilful misconduct or gross negligence. The Borrower's obligation shall not be reduced by any demand or other request for payment of an L/C (a "Demand") that is paid or acted on in good faith and in conformity with Applicable Laws or applicable commercial customs or practices being invalid, insufficient, fraudulent or forged, nor shall the Borrower's obligation be subject to any defence or be affected by any right of set-off, counter-claim or recoupment that the Borrower may have now or in the future against the beneficiary, the Issuing Banks or any other Person for any reason whatsoever, including the fact that the Issuing Banks paid a Demand or Demands (if applicable) aggregating up to the amount of the L/C notwithstanding any contrary instructions from the Borrower to the Issuing Banks or the occurrence of any event including the commencement of legal proceedings to prohibit payment by the Issuing Banks of a Demand. Any action, inaction or omission taken or suffered by the Issuing Banks under or in connection with an L/C or any Demand, if in good faith and in conformity with Applicable Laws or applicable customs or practices shall be binding on the Borrower and shall not place the Issuing Banks under any resulting liability to the Borrower. Without limiting the foregoing, the Issuing Banks may receive, accept or pay as complying with the terms of the L/C, any Demand that is otherwise in order that may be signed by, or issued to, any administrator, executor, trustee in bankruptcy, receiver or other Person or entity acting as the representative or in place of, the beneficiary. The Borrower shall not take any steps, issue any instructions to the Issuing Banks or any of its correspondents or institute any proceedings intended to derogate from the right or ability of the Issuing Banks or its correspondents to honour or pay any Demand.

6.11 ~~6.12~~Failure of Lender to Fund

(a) Unless the Agent has received notice from a Lender before the proposed date of any Advance that such Lender will not make available to the Agent such Lender's share of such Advance, the Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. If a Lender has not in fact made its full share of the applicable Advance available to the Agent, then the applicable Lender shall pay to the Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation. If such Lender pays such amount to the Agent, then such amount shall constitute such Lender's Advance. If the Lender does not pay such amount forthwith, the Borrower shall pay to the Agent forthwith on demand such corresponding amount with interest thereon at the interest rate applicable to the Advance in question. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Agent.

(b) Notwithstanding Section ~~6.12(a~~6.11(a), if any Lender fails to make available to the Agent its Applicable Percentage of any Advance (that Lender being the "Non-Funding Lender"), the Agent shall forthwith give notice of that failure by the Non-Funding Lender to the Borrower and the other Lenders. The Agent shall then forthwith give notice to the other Lenders that any Lender may make available to the Agent all or any portion of the Non-Funding Lender's Applicable Percentage of that Advance (but in no way shall any other Lender or the Agent be obliged to do so) in the place of the Non-Funding Lender. If more than one Lender gives notice that it is prepared to make funds available in the place of a Non-Funding Lender in those circumstances and the aggregate of the funds which those Lenders (collectively the "Contributing Lenders" and individually the "Contributing Lender") are prepared to make available exceeds the amount of the Advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its Applicable Percentage of that Advance based on the Contributing Lenders' relative commitments to advance in those circumstances. If any Contributing Lender makes funds available in the place of a Non-Funding Lender in those circumstances, then the Non-Funding Lender shall pay to any Contributing Lender making the funds available in its place, forthwith on demand, any amount advanced on its behalf together with interest thereon at the rate applicable to that Advance from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Advance from the Borrower. The failure of any Lender to make available to the Agent its Applicable Percentage of any Advance as required herein shall not relieve any other Lender of its obligations to make available to the Agent its Applicable Percentage of any Advance as required herein.

6.12 ~~6.13~~Payments by the Borrower

(a) All payments made by or on behalf of the Borrower pursuant to this Agreement shall be made to and received by the Agent and shall be distributed by the Agent to the Lenders as soon as possible upon receipt by the Agent. Except as required to make payments in respect of the Other Secured Obligations or as otherwise provided in this Agreement (including Section ~~6.14~~6.13), the Agent shall distribute:

(i) repayments of principal in accordance with each Lender's Applicable Percentage of the Credit; or

(ii) all other payments received by the Agent including amounts received on the enforcement of Guarantees, in accordance with each Lender's Applicable Percentage of the Credit except that with respect to proceeds of enforcement, no Lender shall receive an amount in excess of the amounts owing to it in respect of the Obligations.

(b) If the Agent does not distribute a Lender's share of a payment made by the Borrower to that Lender for value on the day that payment is made or deemed to have been made to the Agent, the Agent shall pay to the Lender on demand an amount equal to the product of (i) the Interbank Reference Rate per annum multiplied by (ii) the Lender's share of the amount received by the Agent from the Borrower and not so distributed, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including the date of receipt of the payment by the Agent to but excluding the date on which the payment is made by the Agent to such Lender and the denominator of which is 365. The Agent shall be entitled to withhold any Tax applicable to any payment as required by Applicable Law.

6.13 ~~6.14~~Payments by Agent

(a) For greater certainty, the following provisions shall apply to any and all payments made by the Agent to the Lenders hereunder:

(i) the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of that payment has been received by the Agent from the Borrower;

(ii) if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, the Agent shall have no obligation to remit to each Lender any amount other than such Lender's Applicable Percentage of that amount which is the amount actually received by the Agent;

(iii) if any Lender advances more or less than its Applicable Percentage of the Credit, that Lender's entitlement to that payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

(iv) except as specified in any applicable Assignment and Assumption, if a Lender's Applicable Percentage of an Advance has been advanced, or a Lender's Commitment has been outstanding, for less than the full period to which any payment (other than a payment of principal) by the Borrower relates, that Lender's entitlement to that payment shall be reduced in proportion to the length of time such Lender's Applicable Percentage of the Credit or such Lender's Commitment, as the case may be, has actually been outstanding;

(v) the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and that determination shall, in the absence of manifest error, be binding and conclusive; and

(vi) on written request from any Lender, the Agent shall deliver to the Lenders a statement detailing any of the payments to the Lenders referred to herein.

(b) Unless the Agent has received written notice from the Borrower before the date on which any payment is due to the Agent for the account of any Lender that the Borrower will not make such payment, the Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In that event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES

7.1 Representations and Warranties

Each Obligor represents and warrants to the Lenders as specified in this Section 7.1.

(a) Organization.

(i) It and each other Hudbay Group Member is duly incorporated or amalgamated and organized and validly subsisting under the laws of its jurisdiction of existence and has the necessary power and authority to own or dispose or lease its Property and to carry on the business in which it is engaged.

(ii) It and each other Obligor has the necessary power and authority to enter into and perform its obligations under any Loan Documents to which it is or will be a party.

(b) Authorization. All necessary corporate action has been taken by it or on its part to authorize its execution and delivery of the Loan Documents to which it is or will be a party and the fulfilment of its obligations thereunder.

(c) Absence of Conflict. The execution and delivery by it of the Loan Documents to which it (or any other Obligor) is or will be a party and the performance by it (or any other Restricted Party) of the covenants or other obligations contained in the Loan Documents will not result in:

(i) the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any of its or any other Restricted Party's obligations under:

(A) any Material Agreement;

(B) any material Permit by which it or any of its (or any other Restricted Party's) Property is bound or affected;

(C) any provision of its Constating Documents or resolutions of its (or any other Restricted Party's) board of directors (or any committee thereof) or shareholders;

(D) any judgment, decree, order or award of any Governmental Authority having jurisdiction over it (or any other Restricted Party);

(E) any approval issued to it, held by it, for its benefit or necessary to the ownership of its (or any other Restricted Party's) Equity Interests; or

(F) any Applicable Law;

(ii) the creation or imposition of any Lien on any Property of any Restricted Party or the requirement to create any Lien on any Property of any Restricted Party, other than Permitted Liens; or

(iii) the forfeiture of any Property of any Restricted Party.

(d) No Restrictions in Constating Documents. Neither its Constating Documents nor any joint venture or similar document or agreement to which it is a party restricts the power of its directors to borrow money, give financial assistance by way of loan, guarantee or otherwise, or create any Lien on any or all of its present and future Property that is required to be created under the terms of any Loan Document to secure the Obligations.

(e) Loan Documents.

(i) Enforceability. The Loan Documents to which it is or will be a party have been or will be duly executed and delivered by it and when so executed and delivered (assuming due execution and delivery by the other parties thereto), shall constitute legal, valid and binding obligations of it enforceable against it in accordance with their respective terms and, if applicable, admissible in evidence in the courts of Peru, except as such enforcement may be limited by bankruptcy, insolvency and other similar Applicable Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction. Each Peruvian Note, when executed, shall constitute a valid título valor con mérito ejecutivo enforceable against the Borrower in accordance with the Applicable Law of Peru, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally.

(ii) No Default. No Default or Event of Default has occurred and is continuing.

(f) Litigation. As of the Effective Date, there are no suits, actions, disputes, investigations, claims, orders, arbitration, legal or other proceedings, appeals or applications for review, at law, in equity or before any Governmental Authority, or industrial or labour disputes (collectively, "Claims"), in each case pending or outstanding, or, to its best knowledge threatened, against any Hudbay Group Member that, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. To its knowledge there is not any factual or legal basis on which any such Claim might be commenced with any reasonable likelihood of success.

(g) Financial Statements. All of the financial statements which have been furnished to the Agent or the Lenders, or any of them, in connection with the Loan Documents are complete and present fairly in all material respects the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial position of Hudbay on a consolidated basis as of the dates referred to therein and the sales, earnings and results of operation of Hudbay on a consolidated basis for the periods covered thereby and have been prepared in accordance with IFRS except (a) in the case of quarterly financial statements, notes to the statements and normal year-end audit adjustments required by IFRS are not included and (b) in accordance with IFRS, adjustments to financial statements may be made within one year of completion of an acquisition to reflect purchase price allocation.

(h) Business Plans, Etc. All projections, including forecasts, budgets, pro formas and business plans provided to the Agent or the Lenders by or on behalf of any Hudbay Group Member, or any of them, were prepared in good faith based on assumptions which were believed to be reasonable and are believed to be reasonable estimates of the prospects of the businesses referred to therein.

(i) Disclosed Liabilities. The Hudbay Group Members have no liabilities (whether absolute, accrued, contingent) or other obligations of the type required to be included in the consolidated financial statements of Hudbay in accordance with IFRS that are not fully included on Hudbay's audited consolidated financial statements provided to the Agent and the Lenders for its most recently-completed fiscal year, other than liabilities and obligations incurred after such fiscal year end in the Ordinary Course, none of which could reasonably be expected to materially and adversely affect the financial position of Hudbay on a consolidated basis.

(j) Existing Debt. No Restricted Party is an obligor in respect of any Debt other than Permitted Debt; provided that prior to the CMMC Bond Repayment Date, CMMC Holdco is not an obligor with respect to any Debt. As of the Effective Date, no Restricted Party is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Debt of any Restricted Party and no event or condition exists with respect to any Debt of the Restricted Parties that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Debt to become due and payable before its Stated Maturity or before its regularly scheduled dates of payment.

(k) Ownership of Assets and Permitted Liens. Each Restricted Party has good and marketable title to their respective Property, in each case free and clear of all Liens other than Permitted Liens and, to the extent such Property is joint venture property, subject to the terms of the applicable joint venture agreement; provided that prior to the CMMC Bond Repayment Date, CMMC Holdco is clear of all Liens.

(l) Full Disclosure. All written information and data concerning the Hudbay Group (other than projections) that has been prepared by any Hudbay Group Member or any of its representatives or advisors and that have been made available to the Agent and/or the Lenders by Hudbay, the Borrower or any of their Subsidiaries, at the time such information and data (other than projections) were made available, were true and correct in all material respects, and, at the time such information and data were made available, did not, taken as a whole, contain any untrue statement of a material fact, or omit to state a material fact necessary in order to make the statements contained in such information and data (other than projections) not misleading in light of the circumstances under which such statements were made.

(m) Property, Equity Interests, Etc.

(i) Schedule 7.1(m) is a complete and accurate organizational chart for the Hudbay Group ~~as~~ immediately following completion of the ~~Effective Date~~CMMC Arrangement. The organizational chart for the Hudbay Group most recently delivered pursuant to Section 8.3(b)(vi) (if any) is an accurate and complete organizational chart for the Hudbay Group.

(ii) Each Restricted Party owns or is licensed or otherwise has the right to use all Intellectual Property that is necessary for the operation of its business without conflict with the rights of any other Person other than any conflict which could not reasonably be expected to result in a Material Adverse Effect.

(iii) All Permits required to carry on the business of each Restricted Party (with respect to the Arizona Group only, as such business is currently conducted) are in full force and effect and no Restricted Party is in default of such Permit, except where the absence of such Permit, the failure to maintain such Permit in full force and effect, or the default thereunder could not reasonably be expected to result in a Material Adverse Effect.

(n) Organizational Matters. Schedule 7.1(n) sets forth a complete and accurate list of all Restricted Subsidiaries and Unrestricted Subsidiaries ~~as~~ immediately following completion of the ~~Effective Date~~CMMC Arrangement.

(o) Environmental Matters.

(i) The Constancia Mine, insofar as its design, specification and operation are concerned, complies with (A) all Environmental Laws and Government Approvals required for the development and operation of the Constancia Mine under any Environmental Laws and has not at any time violated any applicable Environmental Laws or applicable Government Approvals required for the development and operation of the Constancia Mine under such Environmental Laws, and (B) the Environmental and Social Guidelines, except for any such non-compliance or violation that could not reasonably be expected to have a material adverse environmental or social effect attributable to the development and operation of the Constancia Mine.

(ii) The Constancia Mine, insofar as its design, specification and operation are concerned, has obtained and maintains in full force and effect all Government Approvals required by the relevant Governmental Authorities for the development and operation of the Constancia Mine under Environmental Laws, and there are no ongoing, or, to the Borrower's knowledge, pending or threatened actions to challenge, revoke, cancel, terminate, limit or modify any such Government Approvals, except for any failure to obtain or maintain in full force and effect or actions to challenge, revoke, cancel, terminate, limit or modify that could not reasonably be expected to have a material adverse environmental or social effect attributable to the development and operation of the Constancia Mine.

(iii) Having made due inquiry, except to the extent that Applicable Laws are complied with or no Material Adverse Effect would be caused individually or in the aggregate, (A) there are no active or abandoned storage tanks located on any real property (including the Real Property) which any Restricted Party occupies or controls, (B) there are no Hazardous Materials located on, above, below or from any real property (including the Real Property) that any Restricted Party occupies or controls (including contained in the soil or water constituting such real property), (C) no Release of Hazardous Materials has occurred on or from such real property and (D) no real property (including the Real Property) that any Restricted Party occupies or controls has been used as a landfill or waste disposal site.

(iv) The business and Property of each Hudbay Group Member (both current and former) have been and are being owned, occupied and operated in substantial compliance with Applicable Laws intended to protect human health, natural resources and the environment (including Environmental Laws) (including, without limitation, Environmental Laws and Applicable Laws respecting the regulation of greenhouse gas emissions and the rehabilitation, restoration or Release of Hazardous Materials), there are no breaches thereof and no enforcement actions or third party claims in respect thereof are threatened or pending which, in any such case, could have a Material Adverse Effect.

(v) ~~Other than an updated closure plan in respect of Hudbay's Flin Flon operations, which is in the process of being finalized in accordance with Applicable Laws (including Environmental Laws) and remains subject to regulatory approval, the~~ The Rehabilitation and Reclamation Plans ~~(including the above-noted closure plan once finalized and approved)~~ for each of the Key Operating Assets were prepared, and accepted by applicable Governmental Authorities, in accordance with Applicable Laws (including Environmental Laws) and there are no breaches thereof and no enforcement actions in respect thereof are threatened or pending which, in any such case, could have a Material Adverse Effect.

(p) Community Relations/Indigenous Matters.

Except as specifically disclosed in Schedule 7.1(p), there are no indigenous persons or groups, or Persons acting on behalf of any indigenous person or group, from which any Hudbay Group Member has received any notice of, or that any Hudbay Group Member is aware of having, any Claim or assertion, written or oral, whether proven or unproven, in respect of indigenous rights, indigenous title, treaty rights or any other indigenous interest or any other rights, title or other community interest in or in relation to all or any portion of any Hudbay Group Members' real property (including the Real Property). None of the treaty rights disclosed in Schedule 7.1(p) asserted by indigenous communities in relation to Hudbay Group Members' real property could reasonably be expected to have a Material Adverse Effect. The Hudbay Group Members' engagement and accommodation of indigenous persons or groups to date regarding the proposed exploration, development, operation and closure of the Key Operating Assets and all other mining projects in which it is involved has been, in all material respects, appropriate and generally consistent in scope with similar projects in the relevant jurisdiction.

(q) Taxes and Withholdings.

(i) Each Restricted Party has (i) duly filed on a timely basis all material income tax returns and all other material tax returns, elections and reports required to be filed by it and has paid, collected and remitted all material Taxes due and payable, collectible or remittable by it, except for such Taxes as are being contested in good faith and for which adequate reserves have been made on its books in accordance with IFRS, and (ii) made adequate provision for material Taxes payable by it for the current period and any previous period for which tax returns are not yet required to be filed, except for such Taxes as are being contested in good faith and for which adequate reserves have been made on its books in accordance with IFRS and, except as disclosed in writing to the Agent from time to time, there are no actions, proceedings or claims pending or, to its knowledge, threatened, against it in respect of Taxes that would have a Material Adverse Effect or that would be required to be reflected in the financial statements of the Restricted Party in accordance with IFRS.

(ii) Each Restricted Party has (i) withheld from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all material Taxes and other deductions required to be withheld therefrom and has paid the same to the proper tax or other receiving officers within the time required under any Applicable Laws, and (ii) collected and remitted to the appropriate tax authority when required by Applicable Law to do so all material amounts collectible and remittable in respect of goods and services tax and similar provincial or state Taxes, and has paid all such material amounts payable by it on account of sales Taxes including goods and services and value-added taxes.

(r) Employee Plans, US Plans and Statutory Plans.

(i) Except for matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, (i) each Employee Plan is, and has been, established, registered, qualified, administered and invested in compliance in all respects with its terms and all Applicable Law, (ii) all employer and employee payments, contributions and premiums required to be remitted or paid to or in respect of any Employee Plan or Statutory Plan have been remitted or paid in a timely fashion to or in respect of the Employee Plan or the Statutory Plan in accordance with their respective terms and all Applicable Law, (iii) all obligations of any Restricted Party that are required to be performed under each applicable Employee Plan and Statutory Plan have been satisfied, (iv) there is no claim by any Governmental Authority or by any Person pending or, to its knowledge, threatened in respect of any Employee Plan (except routine claims for payment of benefits), (v) no event has occurred that has given rise to or could reasonably be expected to give rise to any liability on the part of any Restricted Party under any Employee Plan except those disclosed in the financial statements required to be provided pursuant to this Agreement, (vi) with respect to any Employee Plan that is registered under any Applicable Law, no event has occurred and no condition exists that has resulted or could reasonably be expected to result in that Employee Plan having its registration revoked, or entitle any Person (except a Restricted Party) to terminate or wind up that Employee Plan (in whole or in part), or result in that Employee Plan being placed under the administration of any Governmental Authority, or result in a Restricted Party being required to pay any Taxes or penalties under any Applicable Law; (vii) no change has occurred in respect of the funding or financial condition of any Pension Plan since the date of the most recent financial statements, accounting statements, actuarial reports and other materials required to be provided pursuant to this Agreement or the Original Credit Agreement, and (viii) each Pension Plan is fully funded, on a going concern basis and a solvency basis, in accordance with the terms of the Pension Plan and the requirements of Applicable Law.

(ii) Except for matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, during the last twelve consecutive months, (i) no steps have been taken by a Restricted Party or by a Governmental Authority to terminate or wind up an Employee Plan (wholly or in part) that could result in a Restricted Party being required to make additional contributions to the Employee Plan, and (ii) no condition exists and no event has occurred with respect to any Employee Plan or Statutory Plan that might result in an increase in the amount of a Restricted Party's liability over, or the incurrence by it of any liability in addition to, its liability before the existence of the condition or the occurrence of the event, or that might result in it incurring any fine or penalty.

(iii) All contributions or premiums required to be made or paid by the Restricted Party to a Pension Plan have been made on a timely basis in accordance with the terms of such Pension Plan and all Applicable Law.

(iv) Except for matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect: (A) each Restricted Party and each of their respective ERISA Affiliates is in compliance with the applicable provisions of ERISA and the provisions of the Code relating to US Plans and the regulations and published interpretations thereunder; (B) no ERISA Event has occurred or is reasonably expected to occur; and (C) all amounts required by applicable law with respect to, or by the terms of, any US Welfare Plan or arrangement maintained for the benefit of retirees by any Restricted Party or any ERISA Affiliate or to which any Restricted Party or any ERISA Affiliate has an obligation to contribute on behalf of retirees have been accrued in accordance with Statement of Financial Accounting Standards No. 106. The present value of all accumulated benefit obligations under each US Pension Plan (if any) (based on the assumptions used for purposes of Accounting Standards Codification No. 715: Compensation-Retirement Benefits) did not, as of the date of the most recent financial statements reflecting such amounts, exceed by a material amount the fair market value of the assets of such US Pension Plan allocable to such accrued benefits, and the present value of all accumulated benefit obligations of all underfunded US Pension Plans did not, as of the date of the most recent financial statements reflecting such amounts (if applicable), exceed by more than a material amount the fair market value of the assets of all such underfunded US Pension Plans.

(s) Solvency.

(i) The Obligors on a consolidated basis (including, for certainty, consolidating the Restricted Parties) are able to meet their obligations as they generally become due and have not ceased paying their current obligations in the Ordinary Course as they generally become due.

(ii) The Borrower is able to meet its obligations as they generally become due and has not ceased paying its current obligations in the Ordinary Course as they generally become due.

(t) Real Property, Etc.

(i) Each Restricted Party owns its Property (other than Mining Leases, Leased Real Property and joint venture property), with respect to any immovable or real property (including the Real Property), with good and marketable title thereto, in each case free of Liens other than Permitted Liens. Each Restricted Party holds its interest in all Mining Leases, leased real property (including the Leased Real Property) and joint venture property free and clear of Liens other than Permitted Liens and, in the case of options to acquire Mining Leases and joint venture property, subject to the terms of the applicable option agreement or joint venture agreement, as applicable. As of the Effective Date, no HudBay Group Member owns any real property situate in Peru other than the Owned Real Properties listed in Schedule 7.1(t) and is not bound by any agreement to own or lease any immovable or real property providing for the payments of annual basic rent in excess of $5,000,000 in any fiscal year except for the Leased Real Properties.

(ii) As of the Effective Date, each Lease in respect of the Leased Real Property is in good standing in all material respects and all amounts owing thereunder have been paid by the applicable Hudbay Group Member.

(iii) The Mine Properties referred to in Schedule 7.1(t)(vii), together with any other Mine Properties disclosed pursuant to Section 8.3(b)(i)(L), constitute all of the Mine Properties related to the Constancia Mine.

(iv) The Mine Properties referred to in Section 7.1(t)(iii), together with any other Mine Properties disclosed pursuant to Sections 8.3(b)(i)(L), 8.3(b)(i)(N) and 8.3(b)(i)(P), constitute all of the Mine Properties of the Borrower or its Subsidiaries (if any) situate in Peru (including without limitation the Constancia Mine) and no other Hudbay Group Member has any material interests in any Mine Properties in Peru.

(v) Except for Claims by the indigenous groups in Schedule 7.1(t)(v) or as disclosed pursuant to Section 8.3(b)(ii), details of which have been disclosed to the Agent and the Lenders, there are no Claims that have been commenced, are pending or, to the knowledge of Hudbay or the Borrower, are threatened against any Hudbay Group Member nor is there a state of facts or events that may reasonably be expected to give rise thereto, which could affect the title to or right to explore or develop any Mine Properties situate in Manitoba, Saskatchewan or Peru.

(u) Use of Lands. To its knowledge, the uses to which the Real Property is being put by the Borrower and any other Hudbay Group Member, as applicable, are not in breach, in any material respect, of any Applicable Laws or official plans.

(v) OFAC. It and each Restricted Party is not in violation of any of the country or list based economic and trade sanctions applicable to it and administered and enforced by OFAC. No Hudbay Group Member (i) is a Sanctioned Person or a Sanctioned Entity, (ii) has more than 10% of its assets located in Sanctioned Entities, or (iii) derives more than 10% of its revenues from investments in, or transactions with Sanctioned Persons or Sanctioned Entities. If any Obligor obtains actual knowledge or receives any written notice that any Hudbay Group Member, any Affiliate of any Hudbay Group Member is named on the then current OFAC SDN List (such occurrence, an "OFAC Event"), such Obligor shall promptly (i) give written notice to the Agent of such OFAC Event, and (ii) comply in all material respects with all Applicable Laws with respect to such OFAC Event (regardless of whether the party included on the OFAC SDN List is located within the jurisdiction of the United States of America), and each Obligor hereby authorizes and consents to the Agent taking any and all steps the Agent deems necessary, in its sole but reasonable discretion, to avoid violation of all Applicable Laws with respect to any such OFAC Event, including the requirements of the Sanctioned Entities (including the freezing and/or blocking of assets and reporting such action to OFAC).

(w) Anti-Corruption Laws. No part of the proceeds of the Advances shall be used, directly or indirectly: (a) to offer or give anything of value to any official or employee of any foreign government department or agency or instrumentality or government-owned entity, to any foreign political party or party official or political candidate or to any official or employee of a public international organization, or to anyone else acting in an official capacity (collectively, "Foreign Official"), in order to obtain, retain or direct business by (i) influencing any act or decision of such Foreign Official in his official capacity, (ii) inducing such Foreign Official to do or omit to do any act in violation of the lawful duty of such Foreign Official, (iii) securing any improper advantage or (iv) inducing such Foreign Official to use his influence with a foreign government or instrumentality to affect or influence any act or decision of such government or instrumentality; (b) to cause any Lender to violate the U.S. Foreign Corrupt Practices Act of 1977 or any other similar laws in Canada; or (c) to cause any Lender to violate any other anti-corruption law applicable to such Lender (all laws referred to in clauses (b) and (c) being "Anti-Corruption Laws").

(x) Sanctions Laws. No Hudbay Group Member and to the knowledge of the Obligors, no Affiliate or broker or other agent of any Hudbay Group Member acting or benefiting in any capacity in connection with the Advances is any of the following (a "Restricted Person"): (i) a Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the "Executive Order"); (ii) a Person that is named as a "specially designated national and blocked person" on the most current list published by OFAC at its official website or any replacement website or other replacement official publication of such list or similarly named by any similar foreign governmental authority; (iii) a Person that is owned 50 percent or more by any Person described in Section 7.1(v); (iv) any other Person with which any Obligor is prohibited from dealing under any Sanctions laws applicable to such Obligor; or (v) a Person that derives more than 10% of its annual revenue from investments in or transactions with any Person described in Section 7.1(v)(i), (ii) or (iii). Further, none of the proceeds from the Advances shall be used to finance or facilitate, directly or indirectly, any transaction with, investment in, or any dealing for the benefit of, any Restricted Person or any transaction, investment or dealing in which the benefit is received in a country for which such benefit is prohibited by any Sanctions laws applicable to any Obligor. Each Obligor undertakes that it shall not repay the proceeds of the loan to the Lenders using funds derived directly or indirectly from any action that would breach Anti-Corruption Laws~~, Anti-Money Laundering Laws or Sanctions Laws~~ or AML Legislation.

(y) Nature of Business; Property; Indebtedness. The Borrower has not engaged in any business other than the operation of the Constancia Mine as permitted hereunder. As of the Effective Date the operation of the Constancia Mine is not being carried out or developed by any Subsidiaries of the Borrower. The Borrower (and each of its Subsidiaries (if applicable after the Effective Date)) has full ownership and legal and valid title to all its Property and such Property is not subject to any Liens other than Permitted Liens.

(z) Security Documents. On and after the Effective Date,

(i) the provisions of the Security Documents (other than the Peruvian Security Documents) are effective to create, in favor of the Agent for the benefit of the Lenders, a legal, valid and enforceable first priority Lien (subject to Permitted Liens and the Peruvian Intercreditor Agreement) on all of the Collateral purported to be covered thereby, and all necessary recordings and filings have been made, or shall be made on the Effective Date, in all necessary public offices, and all other necessary and appropriate action has been taken, so that each such Security Document creates a perfected Lien on all right, title and interest of the Hudbay Group Member which is a party thereto in the Collateral covered thereby, prior and superior to all other Liens other than Permitted Liens (subject to the Peruvian Intercreditor Agreement) and all necessary consents to the creation, perfection and enforcement of such Liens, if required, have been obtained from each of the parties to the Material Agreements, as applicable; and

(ii) the provisions of the Peruvian Security Documents are effective to create, in favor of the Peruvian Collateral Agent, the Management and Guarantee Trustee, the Conditional Credit Assignment Agent and the Share Trustee, as applicable, for the benefit of the Lenders, a legal, valid and enforceable first priority Lien (subject to Permitted Liens and the Peruvian Intercreditor Agreement) on all of the Collateral purported to be covered thereby and as set forth therein, so that each such Security Document creates a perfected Lien on all right, title and interest of the Borrower in the Collateral covered thereby, prior and superior to all other Liens other than Permitted Liens (subject to the Peruvian Intercreditor Agreement) and all necessary consents to the creation, perfection and enforcement of such Liens have been obtained from each of the parties to the Material Project Documents.

(aa) Material Project Documents. As at the date hereof, Schedule 7.1(aa) constitutes an accurate list of all Material Project Documents and all amendments thereto.

(bb) Insurance. All insurance required to be obtained by the Obligors and the other Restricted Parties hereunder (including the Borrower) has been obtained and is in full force and effect and materially complies with Section 8.2(c), and all premiums then due and payable on all such insurance have been paid.

(cc) Materials, Utilities, Supplies; Etc. There are no material supplies, materials or equipment necessary for the operation or maintenance of the operation of the Constancia Mine, that are not expected to be available at the operation of the Constancia Mine on commercially reasonable terms consistent, in all material respects, with the annual business plan delivered in respect of the Borrower pursuant to Section 8.3(a)(iv).

(dd) Separateness.

(i) The Borrower maintains separate bank accounts and separate books of account from the other Hudbay Group Members. The separate liabilities of the Borrower are readily distinguishable from the liabilities of each other Hudbay Group Member.

(ii) The Borrower (and each of its Subsidiaries) conducts its business solely in its own name in a manner not misleading to other Persons as to its identity.

(ee) Incorporation, Registered and Chief Executive Offices.

(i) The Borrower is incorporated under laws of Peru. The Borrower's chief executive office is located either in Peru or Ontario.

(ii) Each of Hudbay and 6502873 Canada Inc. is incorporated under the federal laws of Canada and HB Peru Canada is incorporated under the laws of British Columbia. The chief executive office of the Hudbay, HB Peru Canada and 6502873 Canada Inc. is located in Ontario.

(iii) HB (BVI) is incorporated under the laws of the British Virgin Island and its chief executive office is located in the British Virgin Islands.

7.2 Survival of Representations and Warranties

Unless expressly stated to be made as of a specific date, the representations and warranties made in this Agreement shall survive the execution of this Agreement and all other Loan Documents, and shall be deemed to be repeated as of the date of each Advance (including any deemed Advance) and as of the date of delivery of each Compliance Certificate, subject to modifications made by the Borrower to the Lenders in writing and accepted by the Required Lenders, acting reasonably. Each Lender shall be deemed to have relied upon such representations and warranties at each time it makes an Advance under this Agreement as a condition of making an Advance under this Agreement or continuing to extend the Credit under this Agreement.

ARTICLE 8
COVENANTS

8.1 Financial Covenants

(a) Hudbay shall maintain at all times a Senior Secured Debt to EBITDA Ratio less than 3.00:1.

(b) Hudbay shall maintain at all times an Interest Coverage Ratio greater than 3.00:1.

(c) Hudbay shall maintain at all times (i) until and including September 30, 2023, a Total Net Debt to EBITDA Ratio less than 4.50:1 and (ii) thereafter, a Total Net Debt to EBITDA Ratio less than 4:00:1.

(d) Notwithstanding anything to the contrary herein, for purposes of Section 2.6(b) and for the purposes of calculating the financial covenants set out in this Section 8.1:

(i) prior to the CMMC Bond Repayment Date:

(A) except as set out in Section 8.1(d)(i)(B), amounts attributable to CMMC Holdco, each CMMC Group Member and/or the CMMC-MMC Joint Venture shall be excluded from any such calculations; and

(B) Restricted Payments made by any of CMMC Holdco, a CMMC Group Member or the CMMC-MMC Joint Venture to Hudbay or any Guarantor shall be included in the calculation of Hudbay's EBITDA, provided such Restricted Payments are not made through the use of the proceeds of any Investments by any Hudbay Group Member in CMMC Holdco, a CMMC Group Member or the CMMC-MMC Joint Venture; and

(ii) after the CMMC Bond Repayment Date:

(A) subject to Section 8.1(d)(ii)(B), amounts attributable to CMMC Holdco and/or each CMMC Group Member shall be included in any such calculations; and

(B) EBITDA shall include 100% of the EBITDA of the CMMC-MMC Joint Venture less any Restricted Payments made by the CMMC-MMC Joint Venture to any Person other than a Hudbay Group Member (including, for certainty, any CMMC Group Member).

8.2 Positive Covenants

During the term of this Agreement, each Obligor (unless otherwise specifically provided) shall perform the covenants specified in this Section 8.2.

(a) Payment, Existence and Operation of Business.

(i) It shall duly pay the Obligations when due, either as Borrower or in accordance with its guarantee (if applicable) or any other Loan Document to which it is a party at the times and places and in the manner required by the terms of this Agreement.

(ii) Subject to Section 12.1, it shall, and shall cause each other Restricted Party to, preserve and maintain, as applicable, its corporate and other form of existence and to operate its affairs in compliance with its Constating Documents.

(iii) It shall, and shall cause each other Restricted Party to, keep proper books of account and records, maintain its corporate status in all jurisdictions where it carries on business, operate its business in accordance with sound business practices and in compliance in all material respects with all Applicable Laws (including those regarding ownership of Persons carrying on the type of business that it carries on).

(iv) It shall, and shall cause each Restricted Party to, continue its business, except as the board of directors of Hudbay may otherwise, in good faith, determine is in the best interests of the Hudbay Group and the Borrower, and could not reasonably be expected to have a Material Adverse Effect.

(v) It shall, and shall cause each Restricted Party to, manage its business in a proper, prudent and efficient manner (as the board of directors of Hudbay may determine in good faith) in all material respects.

(vi) It shall, and shall cause each Hudbay Group Member to, comply with all Applicable Laws, either related to bribery or anti-corruption or the non-compliance with which could reasonably be expected to have a Material Adverse Effect and each of the Borrower and Hudbay shall, and shall cause each of its respective Subsidiaries to, obtain, comply in all material respects with the terms of and maintain all Permits from, and make such filings with, any Governmental Authority as may be necessary to carry on their respective businesses, to own, lease and operate their respective properties and to enable them to enter into and perform its obligations under each of the Loan Documents to which they are expressed to be a party or to render each such Loan Document legal, valid, binding or enforceable except in each case where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(vii) It shall, and shall cause each other Restricted Party to, maintain all of its Property necessary for the proper conduct of its business in good condition (ordinary wear and tear excepted) and make all necessary repairs, renewals, replacements and improvements thereof.

(viii) It shall, and shall cause each other Restricted Party to, pay or discharge at or before maturity or before becoming delinquent all lawful claims for labour, material and supplies that, if unpaid, might become a Lien upon any of its Property unless the claim is being contested in good faith by appropriate proceedings being diligently pursued and for which adequate reserves have been established under IFRS.

(ix) It shall, and shall cause each of Hudbay Group Members to, comply in all respects and perform its obligations under all leases (whether real or personal property) and Contracts, including all Material Agreements, to which it is a party or by which it is bound if the non-compliance or non-performance of obligations thereunder could be expected to have a Material Adverse Effect.

(b) Inspection. It shall, and shall cause each other Hudbay Group Member to, at all reasonable times and from time to time on reasonable notice, permit representatives of the Agent and/or the Lenders to inspect any of its Property, and to examine and take extracts from its financial books, accounts and records, including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial condition with its senior officers and (in the presence of such of its Representatives as it may designate) its auditors, the reasonable expense of all of which shall be paid by the Borrower provided that the Agent and the Lenders maintain the confidentiality of all confidential information they receive in accordance with usual requirements of banker/customer confidentiality, and do not disclose or use it except for the purposes of the Loan Documents.

(c) Insurance.

(i) It shall, and shall cause each of the Hudbay Group Members to, maintain, or cause to be maintained, on behalf of the Obligors and the other Hudbay Group Members, insurance with responsible and reputable insurance companies or associations in such amounts and covering such risks as would be prudent for companies engaged in similar businesses and owning similar properties and assets in the same general areas in which the Obligors and the other Hudbay Group Members (as the case may be) operate (including without limitation business interruption insurance in respect of the Key Operating Assets on commercially reasonable terms). The Obligors shall pay and cause each of the other Hudbay Group Members to pay all premiums necessary for such purpose as the same shall become due and provide particulars of all such policies and all renewals thereof to the Agent upon written request.

(ii) In respect of the insurance maintained in respect of the Borrower, the Constancia Mine and its operation, the Borrower shall ensure that all times the Peruvian Collateral Agent is designated as the loss payee (acting on the behalf of the Agent and the Lenders) and the Peruvian Collateral Agent is designated as additional insured.

(d) Taxes and Withholdings.

(i) It shall, and shall cause each other Restricted Party to, pay all material Taxes as they become due and payable unless they are being contested in good faith by appropriate proceedings and it has made adequate provision for payment of the contested amount.

(ii) It shall, and shall cause each other Restricted Party to, withhold from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all material Taxes and other deductions required to be withheld therefrom and pay the same to the proper tax or other receiving officers within the time required under any Applicable Law.

(iii) It shall, and shall cause each other Restricted Party to, collect from all Persons the amount of all material Taxes required to be collected from them and remit the same to the proper tax or other receiving officers within the time required under any Applicable Law.

(e) Restricted Parties/Hudbay Group Members. It shall cause each Restricted Party and Hudbay Group Member which is not an Obligor to perform all positive covenants contained in the Loan Documents applicable to such Restricted Party and/or Hudbay Group Member.

(f) Share Certificates. Each of HB Peru Canada and 6502873 Canada Inc. shall:

(i) revise the notation on the share certificates pertaining to all the issued and outstanding shares of the Borrower endorsed in trust (dominio fiduciario) to the Share Trustee, to reflect the third amendment to the Guarantee Trust Over Shares Agreement; and

(ii) deliver to the Share Trustee a certified copy of the Borrower's shares registry book evidencing, in form and substance satisfactory to the Agent (with respect to which the Agent, on behalf of the Lenders, may consult with counsel), the transactions contemplated in the Guarantee Trust Over Shares Agreement.

(g) Creation and Perfection of Liens. The Borrower shall (and shall cause each of its Subsidiaries to) create and perfect (and cause to be created and perfected) the Liens purported to be created by the Security Documents as valid and enforceable first priority Liens over the Property of the Borrower (and each of its Subsidiaries), subject only to Permitted Liens and the Peruvian Intercreditor Agreement, (x) in the case of Liens created pursuant to the Security Documents other than the Peruvian Security Documents and the Security Documents referenced in Section 4.2(b)(ii) and 4.2(c)(ii) (collectively, the "Debentures"), on the Effective Date and (y) in the case of Liens created pursuant to each Peruvian Security Document and the Debentures, by means of filing with the public offices below on or before the Effective Date or taking such other actions, where applicable, as set forth below in this Section 8.2(g) not later than the date set forth below for such Peruvian Security Document or the Debentures (as applicable):

(i) In the case of the Accounts Pledge Agreement, by registering the second amendment of such Security Document with the Registro Mobiliario de Contratos of Lima, Peru, not later than the day that is 60 days following the Effective Date, provided that such time period shall be extended by 30 additional days in the event that the registrar of the Registro Mobiliario de Contratos of Lima, Peru makes any observation in connection with said registration;

(ii) In the case of the Conditional Credit Assignment Agreement, by (A) delivering within 14 days following the Effective Date, notarized and apostilled powers of attorney, officer's certificate and good standing certificate for HB (BVI), authorizing the execution of the second amendment to the Conditional Credit Assignment Agreement, in form and content satisfactory to the Peruvian Collateral Agent, (B) registering the second amendment of such Security Document with the Registro Mobiliario de Contratos of Lima, Peru, not later than the day that is 60 days following the Effective Date, provided that such time period shall be extended by 30 additional days in the event that the registrar of the Registro Mobiliario de Contratos of Lima, Peru makes any observation in connection with said registration and (C) obtaining all required consents from the debtors under said agreement, not later than the date required for each such consent pursuant to the terms of the Conditional Credit Assignment Agreement;

(iii) In the case of the Inventory Pledge Agreement, by registering the second amendment of such Security Document with the Registro Mobiliario de Contratos of Lima, Peru, not later than the day that is 60 days following the Effective Date, provided that such time period shall be extended by 30 additional days in the event that the registrar of the Registro Mobiliario de Contratos of Lima, Peru makes any observation in connection with said registration;

(iv) In the case of the Irrevocable Power of Attorney, by registering such Security Document with the Registro de Personas Jurídicas of Lima, Peru, not later than the day that is 60 days following the Effective Date;

(v) In the case of the Machinery, Equipment and Other Movable Property Pledge Agreement, by registering the third amendment of such Security Document with the Registro Mobiliario de Contratos of Lima, Peru (and any other registry where any of the assets pledged is registered in Peru), not later than the day that is 60 days following the Effective Date, provided that such time period shall be extended by 30 additional days in the event that the registrar of the Registro Mobiliario de Contratos of Lima, Peru (or such other registry, as applicable) makes any observation in connection with said registration;

(vi) In the case of the Management and Guarantee Trust Agreement, by registering the second amendment of such Security Document with the Registro Mobiliario de Contratos of Lima, Peru, not later than the day that is 60 days following the Effective Date, provided that such time period shall be extended by 30 additional days in the event that the registrar of the Registro Mobiliario de Contratos of Lima, Peru makes any observation in connection with said registration;

(vii) In the case of the Mining Concessions and Other Rights Mortgage Agreement, by registering the tenth amendment of such Security Document with the relevant Registro de Propiedad Inmueble of Lima, Peru, Arequipa, Peru, and Cusco, Peru in the electronic registry card (partida electrónica) of each of the mining concessions pertaining to the Constancia Mine, not later than the day that is 60 days following the Effective Date, provided that such time period shall be extended by 60 additional days in the event that (a) the relevant registrars of the Registro de Propiedad Inmueble of Lima, Peru, Arequipa, Peru, or Cusco, Peru make any observations or issue any extension (prórroga) in connection with said registration, (b) the Borrower has filed all documents required to be filed under the Applicable Law (other than powers of attorney issued by the Lenders which are not under the control of the Borrower) with the relevant registrars that made the observations or issue any extension (prórroga) in connection with said registration, and (c) the Borrower is using its best efforts to cause the registration of the amendment of the Mining Concessions and Other Rights Mortgage Agreement;

(viii) In the case of the Framework for Conditional Assignment of Contracts Agreement, by (A) executing the public deed (escritura pública) of the second amendment of such Security Document on the Effective Date, and (B) providing notice to the counterparties (contrapartes contractuales) to the Borrower of the referred amendment of such Security Document, not later than the day that is ten days following the Effective Date (with copies to the Peruvian Collateral Agent and the Agent);

(ix) In the case of the Real Property Mortgage Agreement, by registering the second amendment of such Security Document with the relevant Registro de Propiedad Inmueble of Cusco, Peru and Lima, Peru in the electronic registry card (partida electrónica) of each applicable Property, not later than the day that is 60 days following the Effective Date, provided that such time period shall be extended by 60 additional days in the event that (a) the relevant registrars of the Registro de Propiedad Inmueble of Cusco, Peru or Lima, Peru make any observations in connection with said registration, (b) the Borrower has filed all documents required to be filed under the Applicable Law (other than powers of attorney issued by the Lenders which are not under the control of the Borrower) with the relevant registrars that made the observations or issue any extension (prórroga) in connection with said registration, and (c) the Borrower is using its best efforts to cause the registration of the amendment of the Real Property Mortgage Agreement;

(x) In the case of the Conditional Assignment of Permits Agreement, by executing the public deed (escritura pública) of the second amendment of such Security Document on the Effective Date; and

(xi) In the case of the Guarantee Trust Over Shares Agreement, by updating the annotation in the share ledger of the Borrower regarding the transfer in trust of the shares subject to such agreement, updating the corresponding share certificate notations and registering the third amendment of such Security Document with the Registro Mobiliario de Contratos of Lima, Peru, not later than the day that is 60 days following the Effective Date, provided that such time period shall be extended by 30 additional days in the event that the registrar of the Registro Mobiliario de Contratos of Lima, Peru makes any observation or issue any extension (prórroga) in connection with said registration.

(h) Creation and Perfection of Liens. Except to the extent otherwise provided in Section 8.2(g), it shall (and shall cause each of its Subsidiaries to) create and perfect (and cause to be created and perfected) the Liens purported to be created by the Security Documents as valid and enforceable first priority Liens over the Collateral, subject only to Permitted Liens.

(i) Maintenance of Liens.

(i) It shall take all action reasonably required to maintain and preserve the Liens created by the Security Documents to which it is a party and the priority of such Liens, subject to Permitted Liens. It shall (and shall cause each of its Subsidiaries to) from time to time execute or cause to be executed any and all further instruments reasonably requested by the Agent for such purposes. It shall (and shall cause each of its Subsidiaries to) promptly discharge at its own cost and expense, any Lien (other than Permitted Liens) on the Collateral.

(ii) If, after the date hereof, it or any of its Subsidiaries acquires any Property, which upon such acquisition, is not subject to the Liens created pursuant to the then existing Security Documents to which it is party, then, unless otherwise specifically provided in an existing Security Document, the Borrower shall advise the Agent as soon as reasonably practicable of such acquisition and shall within 15 Banking Days after the date of such acquisition execute and deliver to the Agent, the Peruvian Collateral Agent, the Management and Guarantee Trustee or the Conditional Credit Assignment Agent, as applicable, such additional security document(s) creating Liens on the newly acquired Property as the Agent may reasonably require (together with any necessary or desirable registration documents and an opinion of the Borrower's counsel relating to such security document(s) and the Liens created thereby, all in form and substance satisfactory to the Agent, acting reasonably).

(j) Other Matters.

(i) It shall, and shall cause each other Restricted Party to, (A) observe and comply in all material respects at all times with the provisions of all Applicable Laws (including Environmental Laws) relating to Hazardous Materials, human health, indigenous and treaty rights, natural resources and the environment, including the regulation of greenhouse gas emissions and the Rehabilitation and Reclamation Plans and all related financial guarantees; (B) provide such evidence of compliance in all material respects with such Applicable Laws (including Environmental Laws) and any standards thereunder as the Required Lenders may reasonably require from time to time including, if requested by the Required Lenders on or after the Effective Date by conducting one or more environmental site assessments (each consisting of a non-intrusive phase I environmental site assessment and recommendations with respect to the findings described therein and such other audits or investigations recommended in each such phase I environmental site assessment, including, without limitation, as intrusive phase II environmental site assessment) and/or compliance audits and delivering reports thereon by an independent consultant engaged by the Obligors and acceptable to the Required Lenders, acting reasonably, with reliance on such reports to be extended to Required Lenders; and (C) in the case of the Borrower, provide climate-related disclosure in accordance with generally accepted environmental, social and governance practices applicable to companies of a similar size and in a similar business and in compliance in all material respects with any Applicable Laws (including Environmental Laws). It shall, and shall cause each other Restricted Party to, also remove, rehabilitate, restore, clean up or otherwise remedy the matters referred to in Section 8.3(b)(iii).

(ii) It shall and shall cause all of the other Hudbay Group Members to perform all of its obligations under and in respect of each Employee Plan, each Statutory Plan and each US Plan and shall remit or pay all payments, contributions and premiums that it is required to remit or pay to or in respect of each Employee Plan, each Statutory Plan and each US Plan, all in a timely way in accordance with the terms of the applicable plan and all Applicable Law, except to the extent that its failure to do so would not have a Material Adverse Effect.

(iii) It shall and shall cause all of the other Hudbay Group Members to remit or pay all material payments, contributions and premiums that it is required to remit or pay to or in respect of a Pension Plan, a US Pension Plan and any Multiemployer Plan to which it has obligations to contribute in a timely way in accordance with the terms of the applicable plan and all Applicable Law.

(iv) Without limiting Section 13.13, it shall promptly provide all such information, including information concerning its directors, officers, direct and indirect holders of Equity Interests and other Persons exercising Control over it and including supporting documentation and other evidence, as may be reasonably requested by the Agent, any Lender, or any prospective assignee or participant of a Lender, in order to comply with policies and procedures relating to Applicable Law regarding anti-money laundering, anti-terrorist financing, government sanction and "know your client" matters, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

(v) It shall, and shall cause each of the Hudbay Group Members to pay, to the extent they are legally able to do so, dividends, interest, amounts due in respect of Intercorporate Obligations , CMMC Intercompany Debt and capital or other distributions to the Borrower in an aggregate amount sufficient and as may be required to enable the Borrower to satisfy their obligations under this Agreement and to pay all Consolidated Interest Expense, mandatory repayments of principal, fees, costs and other charges in respect of Debt of the Borrower.

(vi) It shall, promptly upon having knowledge thereof, cure or cause to be cured any defects in the execution and delivery of any of the Loan Documents or any of the other agreements, instruments or documents contemplated hereby and thereby or executed pursuant hereto and thereto or any defects in the validity or enforceability of any of the Loan Documents and execute and deliver or cause to be executed and delivered all such agreements, instruments, confirmations and other documents as the Agent may consider reasonably necessary or desirable for the foregoing purposes.

(vii) It shall, and shall cause each of its Subsidiaries at all times to, take all action and supply the Agent and the Lenders with all information necessary to maintain the Liens granted pursuant to the Security Documents as valid and perfected first ranking Liens charging the Property charged thereby, subject only to Permitted Liens.

(viii) It shall, and shall cause each of the other Hudbay Group Members to, execute and deliver, upon request by the Agent, such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Agent to carry out more effectually the provisions and purposes of the Loan Documents.

(k) Deposits into Collection Account. The Borrower shall deposit (or cause to be deposited) into the Collection Account all Project Revenues in respect of shipments that are invoiced on or after the Effective Date (other than payments made by a Person in respect of the gold and silver contained in copper or molybdenum concentrates which such Person has agreed to purchase from the Borrower, which such payments shall be paid to a CIBC metals trading account).

(l) Sanctions. It shall and shall cause each Hudbay Group Member to institute and maintain policies and procedures reasonably designed to ensure compliance by the Hudbay Group Members and their respective directors, officers, employees, and agents with Sanctions and shall: (i) ensure that it and all Hudbay Group Members are in compliance with all Sanctions; and (ii) use reasonable commercial efforts to ensure that all of its and their respective directors, officers, employees and agents are in compliance with Sanctions.

(m) Post Closing Deliverables. The Borrower shall:

(i) deliver or cause to be delivered to the Agent:

(A) promptly and within 10 days of the date of this Agreement, any Obligor incorporated in the British Virgin Islands shall: (a) enter details of any Lien created by a Loan Document and/or enter details of any variation (including for the avoidance of doubt, any assignment, amendment, restatement, supplement and/or modification) of any Lien created by a Loan Document pursuant to and in accordance with sections 163 and 164 of the BVI Business Companies Act, 2004 (as amended) (as applicable); and (b) update its private register of charges with the details of any Lien created by a Loan Document and/or any variation (including for the avoidance of doubt, any assignment, amendment, restatement, supplement and/or modification) of any Lien created by a Loan Agreement pursuant to and in accordance with section 162 of the BVI Business Companies Act, 2004 (as amended);

(B) promptly (and in any event within five ~~Business~~ Banking Days) following the date of this Agreement Hudbay shall forthwith cause the necessary filings to be made in the applicable recording offices in the Province of Manitoba to evidence the registration of: (a) Assignments for Collateral Purposes in the Manitoba Crown Lands Agency charging certain of Hudbay's miscellaneous leases and general permits of Crown lands, (b) transfers of the mortgages, personal property security notices and assignment of caveat in the applicable Manitoba Land Titles Offices resulting in Status of Title evidencing the transfer or assignment of such Security in the Owned Real Properties to the Agent; (c) notice of change of registrant in the Mines Branch of Manitoba recording the change of the filings in the Mines Branch in Manitoba in the name Agent; and promptly (and in any event within five ~~Business~~ Banking Days) following the foregoing registrations being completed, a legal opinion of Manitoba counsel to the Borrower, addressed to the Agent and the Lenders, in form and substance satisfactory to the Lenders, acting reasonable and pertaining to the registration of the transfer or assignment of the Security to the Agent in all applicable recording offices in the Province of Manitoba; and

(C) promptly (and in any event within five ~~Business~~ Banking Days) following the date of this Agreement Hudbay shall forthwith cause the necessary filings to be made in the applicable offices in the Province of Saskatchewan to evidence the registration or filing (as applicable) of: (a) Assignments of Leases as Collateral Security with Saskatchewan Ministry of Environment charging Hudbay's Saskatchewan Crown leases, (b) assignments of the mortgages and personal property security notices in the Saskatchewan Land Registry resulting in Certificates of Title/Interest Registers evidencing the assignment of such Security in the Owned Real Properties and Leased Real Properties to the Agent; (c) assignments of the security notices with respect to the Saskatchewan mineral dispositions filed with the Saskatchewan Ministry of Energy and Resources - Mineral Tenure evidencing and providing notice of the assignment of such Security to the Agent; (d) the assignment and assumption agreement in respect of the mortgage of certain leasehold interests of Hudbay with the Town of Creighton, Saskatchewan to the Agent; and promptly (and in any event within five ~~Business~~ Banking Days) following confirmation of the foregoing registrations or filings being completed, a legal opinion of Saskatchewan counsel to the Borrower, addressed to the Agent and the Lenders, in form and substance satisfactory to the Lenders, acting reasonably and pertaining to the registration or filing, as applicable, of the assignment of the Security to the Agent in all recording and other applicable offices in the Province of Saskatchewan; and

(ii) comply with Section 5.1 of the Insurance Assignment.

(n) U.S. Bank Interest Payment Accounts.  Hudbay shall (i) maintain the U.S. Bank Interest Payment Accounts for the limited purpose of holding each semi-annual interest payment required in connection with the Note Indentures (each, a "Semi-Annual Interest Note Payment") for a period of up to five Banking Days prior to the applicable payment date for such Semi-Annual Interest Note Payment, (ii) ensure that control over any U.S. Bank Interest Payment Account is granted only in favour of the Agent or any other Person as directed by the Agent, (iii) use commercially reasonable efforts to obtain a deposit account control agreement with U.S. Bank National Association (or its Affiliates, as applicable) in favour of the Agent and the Lenders in respect of the U.S. Bank Interest Payment Accounts (on terms acceptable to the Agent) (the "Deposit Account Control Agreement") (and any related legal opinions, certificates or other documentation requested by the Agent) in advance of the Semi-Annual Interest Note Payment due on April 1, 2023 (or such later date as may be agreed by the Agent), (iv) deliver to the Agent any U.S. law governed security agreements (and any related legal opinions, certificates or other documentation requested by the Agent) which the Agent, acting in good faith, believes is necessary to create, preserve, perfect or protect the Liens granted (or required to be granted) in favour of the Agent in the U.S. Bank Interest Payment Accounts within 15 days of request from the Agent, (v) ensure that the aggregate balance of the U.S. Bank Interest Payment Accounts is zero other than (A) for any period which is five Banking Days prior to the date on which a Semi-Annual Interest Note Payment is due, in which case the aggregate balance of the U.S. Bank Interest Payment Accounts shall not exceed the amount of such Semi-Annual Interest Note Payment and (B) for purposes of the payment of standard account administration fees, which such fees shall be debited from the U.S. Bank Interest Payment Accounts by U.S. Bank National Association (or its Affiliates (if applicable), as applicable in accordance with standard market practice) and (vi) ensure that no bank accounts or securities accounts are established or maintained by it with U.S. Bank National Association or any of its Affiliates other than the bank accounts listed on Schedule 8.2(n) or as otherwise consented to by the Agent.

(o) Account Balance.  Hudbay shall, within two Banking Days following the written request of the Agent, provide the Agent with written confirmation of the aggregate balance of the U.S. Bank Interest Payment Accounts.

(p) MMC Consent. The Borrower and the CMMC Group Members shall use commercially reasonable efforts to obtain any consent of MMC that may be required pursuant to Section 4.3(b).

8.3 Periodic Reports

(a) During the term of this Agreement, the Borrower and Hudbay shall deliver or cause the delivery of the reports, documents and information listed below. All financial statements and other reports shall be in a form satisfactory to the Lenders, acting reasonably.

(i) The Borrower shall, as soon as practicable and in any event within 45 days of the end of each of its fiscal quarters (excluding the fourth quarter), cause to be prepared and delivered to the Agent and the Lenders, Hudbay's interim unaudited consolidated financial statements as at the end of such quarter, in each case prepared in accordance with IFRS (subject to year-end adjustments and excluding footnotes), in each case consisting of a consolidated balance sheet, consolidated income statements, statements of comprehensive income, statements of and change in equity, statements of cash flow and management's discussion and analysis for the period commencing with the end of the previous fiscal quarter and ending with the end of such fiscal quarter, together with figures for the year-to-date and setting forth in each case, in comparative form, the figures for the corresponding portion of the previous fiscal year.

(ii) The Borrower shall, as soon as practicable and in any event within 90 days after the end of each of its fiscal years, cause Hudbay's annual audited consolidated financial statements to be prepared in accordance with IFRS and delivered to the Agent and the Lenders in each case consisting of a consolidated balance sheet, consolidated income statements, statements of comprehensive income, statements of and change in equity and statements of cash flow, in each case setting forth the corresponding figures for the previous fiscal year in comparative form, together with management's discussion and analysis, and the report thereon of an independent auditor of recognized national standing (without qualification) to the effect that the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Hudbay, as of the end of such fiscal year and the consolidated results of the operations and changes in cash flow for such fiscal year in conformity with IFRS, consistently applied.

(iii) The Borrower shall, concurrently with the delivery of Hudbay's financial statements referred to in Sections 8.3(a)(i) and 8.3(a)(ii), provide the Agent and the Lenders with: (A) a Compliance Certificate and (B) copies of all mine manager operating reports prepared in respect of each mine owned or operated by any Restricted Party for the month ending the same period as the financial statements referred to above.

(iv) Hudbay shall, as soon as practicable and in any event not later than 90 days after the beginning of each of its fiscal years, cause to be prepared and delivered to the Agent and the Lenders, Hudbay's consolidated annual plan as presented to its board of directors, with such additional material as is necessary to provide forecasts of revenues, expenses, production, operating costs, Capital Expenditures, exploration expenditures, financial covenant calculations, and EBITDA on a consolidated basis the proven reserves, probable reserves and current life of mine plan for each producing mine of the Hudbay Group Members (including the Constancia Mine) , details for each material exploration property and such other information as may reasonably be requested by the Agent to provide the Agent and the Lenders a proper understanding of the forecast operations of the Hudbay Group Members.

(v) The Borrower shall promptly provide the Agent and each of the Lenders with all other information reasonably requested by the Agent or any of the Lenders from time to time concerning the business, financial condition, financial affairs and Property of any of the Hudbay Group Members.

If there is any change in a subsequent period from the accounting policies, practices and calculation methods used by Hudbay in preparing its financial statements for its fiscal year ended December 31, 2020, or components thereof, Hudbay shall provide the Agent and the Lenders with all information that the Agent and the Lenders reasonably require (without restating financial information for past periods) for them to ensure that reports provided to the Agent and the Lenders after any change are comparable to previous reports. In addition, if the changed policies, practices and methods would materially affect the results of calculations made for the purposes of the Loan Documents, those calculations shall continue to be made based on the accounting policies, practices and calculation methods that were used in preparing Hudbay's financial statements for its fiscal year ended December 31, 2020 unless and until the Borrower and the Required Lenders agree on amendments to the calculations and/or covenant compliance levels to reflect the changes.

(b) Requirements for Notice.

(i) The Borrower and Hudbay shall deliver to the Agent:

(A) as soon as practicable and in any event within three Banking Days after becoming aware of the occurrence of each Default or Event of Default, a statement of a senior officer of the Borrower setting forth the details of such Default or Event of Default and the action which the Borrower proposes to take or has taken with respect thereto;

(B) promptly, and in any event within ten days after any Hudbay Group Member receives notice of or becomes aware of any suit, proceeding or similar action commenced or threatened by any Governmental Authority or other Person which could reasonably result in a Material Adverse Effect, a statement setting forth the details of such suit, proceeding or action;

(C) promptly, and in any event within ten days after any Hudbay Group Member receives notice of or becomes aware of any cancellation or non-renewal of any Permits or other regulatory approvals where such cancellation or non-renewal could reasonably result in a Material Adverse Effect, a statement setting forth the details of such notice, cancellation or non-renewal;

(D) notification of any material waiver, amendment or modifications of any agreements to which any Hudbay Group Member is party with respect to any Debt (other than Intercorporate Obligations) in excess of C$5,000,000 (or its Equivalent Amount in Dollars or in the applicable currency, as the case may be) of such Person within three days of such waiver, amendment or modification;

(E) notification of any notice received from, or other action taken by or proposed to be taken by, any creditor (other than the Lenders) of any Hudbay Group Member which could reasonably be expected to result in a Material Adverse Effect;

(F) notice of any change in the fiscal year of Hudbay or any of its Subsidiaries (including the Borrower) at least 30 days prior to such change;

(G) notice of any change in the name or jurisdiction of organization of any of the Obligors and any change in the location of the registered office or chief executive office of any of them at least 30 days prior to such change;

(H) promptly following the Agent's request, copies of any annual information report (including all actuarial reports and other schedules and attachments thereto) required to be prepared or filed with a Governmental Authority in connection with each Employee Plan or Statutory Plan that is required by Applicable Laws;

(I) promptly following receipt thereof, copies of any documents described in Sections 101(k) or 101(l) of ERISA that any Restricted Party or any ERISA Affiliate may receive with respect to any Multiemployer Plan; provided, that if the Restricted Parties or any of their ERISA Affiliates have not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan, then, upon reasonable request of the Agent, the Restricted Parties and/or their ERISA Affiliates shall promptly make a request for such documents or notices from such administrator or sponsor and Hudbay shall provide copies of such documents and notices to the Agent promptly after receipt thereof;

(J) promptly upon the issuance thereof, copies of all annual reports, annual information forms and material change reports filed with any stock exchange, securities commission or similar regulatory body in any jurisdiction (except for, without limitation of or derogation from Hudbay's obligations under Section 8.3(b), any material change report filed on a confidential basis with any securities commission or stock exchange);

(K) notice of the acquisition of any Mine Properties related to the 777 Mine, the Lalor Mine or the Chisel North Mine at least 15 days prior to such acquisition;

(L) notice of the acquisition of any Mine Properties related to the Constancia Mine at least 15 days prior to such acquisition;

(M) notice of the acquisition of any Mine Properties of the Hudbay Group Member (other than in respect of the projects referred to in Section 8.3(b)(i)(K)) having a cost equal to or greater than U.S.$10,000,000 or which could otherwise be considered as material to any other Mine Property situate in Manitoba or Saskatchewan at least 15 days prior to such acquisition;

(N) notice of the acquisition of any Mine Properties of the Hudbay Group Member (other than in respect of the projects referred to in Section 8.3(b)(i)(L)) having a cost equal to or greater than U.S.$10,000,000 or which could otherwise be considered as material to any other Mine Property situate in Peru at least 15 days prior to such acquisition;

(O) notice of the acquisition of any Mine Properties of the Hudbay Group Member situate in Manitoba or Saskatchewan (other than in respect of the projects referred to in Sections 8.3(b)(i)(K) or 8.3(b)(i)(M)) within 45 days of the end of each fiscal quarter of Hudbay;

(P) notice of the acquisition of any Mine Properties of the Hudbay Group Member situate in Peru (other than in respect of the projects referred to in Sections 8.3(b)(i)(L) or 8.3(b)(i)(N)) within 45 days of the end of each fiscal quarter of Hudbay;

(Q) notice of the acquisition of any Owned Real Property or Leased Real Property, in each case situate in either Manitoba or Saskatchewan, not otherwise disclosed pursuant to Sections 8.3(b)(i)(K) or 8.3(b)(i)(M) or 8.3(b)(i)(O) and having a fair market value in excess of US$10,000,000, at least 15 days prior to such acquisition;

(R) notice of the acquisition of any Owned Real Property or Leased Real Property, in each case situate in either Manitoba or Saskatchewan, not otherwise disclosed pursuant to Sections 8.3(b)(i)(K) or 8.3(b)(i)(M) or 8.3(b)(i)(O) or 8.3(b)(i)(Q), within 45 days of the end of each fiscal quarter of the Borrower;

(S) notice of the acquisition of any Owned Real Property or Leased Real Property, in each case situate in Peru, not otherwise disclosed pursuant to Sections 8.3(b)(i)(L) or 8.3(b)(i)(N) or 8.3(b)(i)(P) and having a fair market value in excess of US$10,000,000, at least 15 days prior to such acquisition;

(T) notice of the acquisition of any Owned Real Property or Leased Real Property, in each case situate in Peru, not otherwise disclosed pursuant to Sections 8.3(b)(i)(L) or 8.3(b)(i)(N) or 8.3(b)(i)(P) or 8.3(b)(i)(S), within 45 days of the end of each fiscal quarter of the Borrower;

(U) prompt notice of either: (I) the designation of any Person as an Unrestricted Subsidiary; or (II) any circumstance where an Unrestricted Subsidiary fails to meet the requirements set forth herein to be an "Unrestricted Subsidiary"; and

(V) within three Banking Days after its occurrence, to the extent it has knowledge thereof or has received notice thereof, notify the Agent of any social, labor, health and safety, security or environmental incident, accident or circumstance having, or which could reasonably be expected to have, any material and sustained adverse impact on the operation of the Constancia Mine in compliance with the Environmental and Social Guidelines or a Material Adverse Effect, specifying in each case the nature of the incident, accident, or circumstance and the impact or effect arising or likely to arise therefrom, and the measures the Borrower is taking or plans to take to address them and to prevent any future similar event; and keep the Agent informed of the on-going implementation of those measures.

(ii) The Borrower and Hudbay shall as soon as practicable and in any event within five Banking Days notify the Agent and the Lenders on becoming aware of the occurrence of any claim or other circumstance affecting any Hudbay Group Member, the result of which could reasonably be expected to have a Material Adverse Effect, and shall from time to time provide the Agent and the Lenders with all reasonable information requested by any of the Agent or the Lenders concerning the status thereof.

(iii) The Borrower and Hudbay shall promptly notify the Agent on (A) learning of the existence of Hazardous Materials located on, above, below or from any real property which any Restricted Party occupies or controls (except those being stored, used, disposed or otherwise handled or existing in substantial compliance with Applicable Laws), including those Hazardous Materials in the soil or water constituting such real property (in excess of levels prescribed under Applicable Laws, or which would constitute an actual or potential breach of or non-compliance with any Applicable Laws) and (B) the occurrence of any reportable release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials that has occurred on or from such real property, and which, as to either (A) or (B), would have a Material Adverse Effect, and shall provide the Agent with details, including cost, of the work required to remove, rehabilitate, restore, clean up or otherwise remedy the matters referred to in the notice.

(iv) The Borrower and Hudbay shall promptly notify the Agent and provide copies of all relevant documentation on learning of (A) the taking of any steps by a Restricted Party or any Governmental Authority to terminate any Employee Plan (wholly or in part) that could result in any Restricted Party being required to make an additional contribution to the Employee Plan in a material amount, or (B) the taking of any action by any Person or the occurrence of any event with respect to any Employee Plan or Statutory Plan that could reasonably be expected to (w) give rise to a Lien under any Applicable Law, (x) result in an increase in the liability of a Restricted Party over, or the incurrence by a Restricted Party of any liability in addition to, the liability of the Restricted Party before the action was taken or the event occurred, in either case in a material amount, (y) result in a fine, a penalty or any increase in the contingent liability of a Restricted Party under any Welfare Plan with respect to any benefit after termination of employment or retirement, in any case, in a material amount or (z) have a Material Adverse Effect.

(v) Hudbay shall promptly notify the agent of the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in a material liability of any Restricted Party or any of its ERISA Affiliates.

(vi) The Borrower and Hudbay shall promptly inform the Agent in writing of any change to the organizational chart in Schedule 7.1(m).

(vii) The Borrower and Hudbay shall deliver to the Agent true and complete copies of:

(A) all material amendments, supplements, restatements, waivers or other modifications made to any SW Document or any other agreement entered into in connection with the SW Documents or the obligations arising thereunder; and

(B) all material agreements entered into in connection with the SW Documents or the obligations arising thereunder,

in each case promptly (and in any event within five Banking Days) following the execution and/or delivery of the same.

(viii) Each Hudbay Group Member party hereto shall deliver to the Agent such other information respecting the condition, operations, financial or otherwise, of the business of Hudbay, the Borrower or their Subsidiaries as the Agent may from time to time reasonably request.

8.4 HB (BVI) Accounts

HB (BVI) shall maintain the HB (BVI) Accounts, or such other account established by HB (BVI) in the British Virgin Islands or Barbados which the Borrower may hereafter designate by way of written notice to the Agent as the "HB (BVI) Account", at all times.

8.5 Ownership of the Obligors

During the term of this Agreement and without limiting Section 9.1(o), there shall not, without the prior written consent of the Required Lenders, be any change in the ownership or Control of the Restricted Parties (other than Hudbay) from that described on Schedule 7.1(m) as of the Effective Date, except as otherwise expressly permitted in this Agreement (including, for certainty, Section 8.6(e)(ii)) and except that ownership or Control may be transferred in whole or in part to another Obligor if the Borrower gives the Agent not less than ten Banking Days advance notice of the transfer and promptly takes steps that the Agent requests to maintain the Loan Documents so that the Lenders' position is not adversely affected.

8.6 Negative Covenants

During the term of this Agreement, the Obligors shall not do, or permit any other Restricted Party to do, any of the things specified in this Section 8.6 without the prior written consent of the Required Lenders, which shall not be unreasonably withheld.

(a) Use of Credit. The Credit may not be used except as set forth in Section 2.3 and, without limiting the foregoing:

(i) not more than 50% of the Credit may be used to fund the acquisition, operation or development of any Immaterial Greenfield Subsidiary;

(ii) shall not be used:

(A) in connection with or to fund any hostile acquisition; or

(B) for the purpose of accumulating cash in deposit or investment accounts outside of the ordinary course of business; and

(iii) may not be used to purchase, redeem or repay any notes or other debt securities issued pursuant to a Note Indenture or referred to in paragraphs (f) or (g) of the definition of Permitted Debt unless the conditions set out in Section 8.6(h)(ii) have been satisfied.

(b) Liens. No Restricted Party shall ~~create, incur or assume or suffer to exist or cause or permit any Lien upon or in respect of any of its Property, except for Permitted Liens.~~:

(i) subject to Section 8.6(b)(ii), create, incur or assume or suffer to exist or cause or permit any Lien upon or in respect of any of its Property, except for Permitted Liens; provided that prior to the CMMC Bond Repayment Date, CMMC Holdco shall not create, incur or assume or suffer to exist or cause or permit any Lien upon or in respect of any of its Property; and

(ii) create, incur or assume or suffer to exist or cause to permit any Lien upon or in respect of any Equity Interests in the CMMC-MMC Joint Venture or the CMMC Intercompany Debt other than in accordance with paragraphs (aa) and (bb) of "Permitted Liens" or otherwise pursuant to the terms of the Security.

(c) Restrictions on Debt. No Restricted Party shall create, incur, assume or permit the existence of any Debt, other than Permitted Debt; provided that prior to the CMMC Bond Repayment Date, CMMC Holdco shall not create, incur, assume or permit the existence of any Debt.

(d) Derivatives. No Restricted Party shall:

(i) enter into Derivatives of any kind (without limiting Section 8.6(d)(ii) and Section 8.6(d)(iii)) except:

(A) (I) if the Derivatives are entered into with Lenders or Affiliates of Lenders, or with other Persons on an unsecured basis; and

(II) if the Derivatives are entered into to hedge or mitigate bona fide interest rate, currency, commodity or other financial risks to which the Restricted Parties are exposed in the conduct of their business or the management of their liabilities and not for speculative purposes; or

(B) with respect to the Borrower only, if the Derivatives are entered into to hedge or mitigate bona fide interest rate, currency, commodity or other financial risks to which the Borrower is exposed in the conduct of its business or the management of its liabilities and not for speculative purposes;

(ii) notwithstanding the exceptions in Section 8.6(d)(i), enter into Derivatives that permit margin calls; or

(iii) notwithstanding the exceptions in Section 8.6(d)(i), enter into any Derivatives in respect of any commodities that it produces with respect to any fiscal quarter that exceed 70% of such Restricted Party's projected production of the respective commodities in that quarter based on projections in effect at the time of entering into such Derivatives transaction.

(e) Business and Property. No Restricted Party shall:

(i) carry on any business other than the exploration, the development, construction and operation of mining properties and any operation relating to mining, and the distribution, processing, hedging (to the extent not prohibited by Section 8.6(d)), trading, exchange and sale of any products produced from or in connection with such mining properties;

(ii) permit any Disposition of the whole or any part of its Property except, subject to Section 8.6(e)(iii), for:

(A) Dispositions of inventory (including, for certainty, dispositions related to Deferred Revenue Financing Arrangements and Prepaid Metals Transactions permitted hereunder) and obsolete or redundant equipment in the Ordinary Course;

(B) any Disposition of Property which has been consented to by the Required Lenders;

(C) any Disposition of Property by a Non-Recourse Subsidiary to any other Hudbay Group Member;

(D) any Disposition of Property by an Obligor to any other Obligor;

(E) any Disposition permitted pursuant to Section 8.6(f)(i);

(F) any other Dispositions of Property, if the aggregate fair market value of the assets being Disposed of does not exceed at the time of any such Disposition: (i) in any fiscal year of Hudbay, 10% of the consolidated tangible assets of Hudbay as set forth in the annual audited consolidated financial statements of Hudbay as of the end of the most recently completed fiscal year; or (ii) since December 31, 2020, 20% of the consolidated tangible assets of Hudbay as set forth in the annual audited consolidated financial statements of Hudbay for the most recently completed fiscal year;

(G) Disposition of Property in accordance with the terms of the Peruvian Equipment Sale Leaseback Documents; and

(H) any sale by Hudbay of accounts receivable owed by [REDACTED - COMMERCIALLY SENSITIVE INFORMATION] to Hudbay pursuant to the [REDACTED - COMMERCIALLY SENSITIVE INFORMATION]; and

(iii) notwithstanding Section 8.6(e)(ii), permit any Disposition, directly or indirectly, of: (A) all or substantially all of any of the Key Operating Assets (other than the Constancia Mine); (B) all or any part of the Constancia Mine; (C) any Equity Interest in any Person who, directly or indirectly, owns all or part of the Constancia Mine or, (D) subject to Article 12, any Equity Interest in any Person who, directly or indirectly, owns all or part of the Key Operating Assets (other than the Constancia Mine).

(f) Corporate Matters. No Restricted Party shall:

(i) directly or indirectly, Dispose of all or substantially all of its Property and shall not merge or amalgamate pursuant to statutory authority or otherwise with any other Person except upon compliance with Article 12;

(ii) change its fiscal year end (being December 31 for the Borrower), except that Restricted Parties that have a different fiscal year end may change it to December 31;

(iii) change its auditors, unless an internationally recognized accounting firm is appointed; or

(iv) without limiting Section 8.6(j), amend or change its jurisdiction of organization, location of its principal place of business, chief executive office, domicile or registered office address without providing the Agent at least 15 Days' advance written notice.

(g) Restriction on Non-Arm's Length Transactions. Neither the Borrower nor the other Restricted Parties shall, nor shall any of them permit any of their Subsidiaries to, enter into any transaction or agreement with any Person (other than another Obligor) which is not at Arm's Length with the Hudbay Group unless such transaction or agreement is entered into in the Ordinary Course and such transaction or agreement is on terms no less favourable to the applicable Hudbay Group Member as would be obtainable in a comparable transaction with a Person which is at Arm's Length with the applicable Hudbay Group Member.

(h) Restricted Payments, etc. Neither the Borrower nor the other Restricted Parties shall, nor shall any of them permit any of their Subsidiaries to:

(i) make any Restricted Payments except:

(A) as may be agreed from time to time pursuant to the terms of any Intercreditor Agreement;

(B) a non-wholly owned Subsidiary of Hudbay may make a Restricted Payment provided that no holder of an Equity Interest in such Subsidiary receives a portion of the total Restricted Payment which is in excess of the percentage of Equity Interests which it owns in such Subsidiary and the applicable Hudbay Group Member receives its pro rata share; and

(C) Hudbay may make additional Restricted Payments; provided that,

(I) in the case of any Restricted Payment made in reliance of this Section 8.6(h)(i)(C), at the time of and after giving effect to such Restricted Payment:

a) no Default or Event of Default shall have occurred and be continuing; and

b) the aggregate of all Restricted Payments made in reliance on this Section 8.6(h)(i)(C) in any fiscal year of Hudbay shall not exceed the RP Basket Amount; and

(II) Hudbay has delivered to the Agent, at least two Banking Days prior to such Restricted Payment, an officer's certificate setting forth the amount of the Restricted Payment, certifying that the foregoing conditions are satisfied and setting forth reasonably detailed calculations of the RP Basket Amount and demonstrating satisfaction of the condition set forth in paragraph (I) above; or

(ii) purchase, redeem or repay prior to their Stated Maturity in cash any notes or other debt securities issued pursuant to a Note Indenture or referred to in paragraphs (f) or (g) of the definition of Permitted Debt without the prior written consent of the Required Lenders unless:

(A) Hudbay has pro forma Liquidity, taking into account such purchase, redemption or prepayment, of no less than US$100,000,000;

(B) prior to and immediately following such purchase, redemption or prepayment, the Borrower is in compliance with its financial covenants set forth in Section 8.1, calculated on a pro forma basis; and

(C) no Default or Event of Default shall have occurred and be continuing or could reasonably be expected to arise from any such purchase, redemption or repayment.

(iii) Notwithstanding Section ~~8.6(h)(A~~8.6(h)(i)(A), the Borrower shall not make, or agree to pay or make, directly or indirectly, any Restricted Payment if a Default or Event of Default shall have occurred and be continuing or could reasonably be expected to occur as a consequence of such Restricted Payment.

(i) Consensual Limitations. ~~Neither~~ Other than pursuant to the CMMC Bond Indenture, the CMMC Intercompany Debt and the CMMC-MMC Joint Venture Shareholders' Agreement, neither the Borrower nor the other Restricted Parties shall create, incur, assume or suffer to exist, or permit any of its Subsidiaries to create, incur, assume or suffer to exist, any consensual limitation or restriction on its ability to make any payments to the Agent or the Lenders, or provide the security contemplated in the Guarantees or Security Documents to the Agent, or perform or observe any of its other covenants or agreements under any of the Loan Documents, as and when required hereunder and thereunder.

(j) Amendments to Organizational Documents. Neither the Borrower nor the other Restricted Parties shall amend, nor permit any of its Subsidiaries to amend, its Constating Documents in a manner that would be prejudicial to the interests of the Agent or any of the Lenders under the Loan Documents or which could reasonably be expected to have a Material Adverse Effect.

(k) Bank Accounts. Neither the Borrower nor the other Restricted Parties (other than the CMMC-MMC Joint Venture) shall, and shall not permit any of its Subsidiaries, to maintain any of its bank accounts (other than a Permitted LC Cash Collateral Account) or securities accounts (which in the case of securities accounts are used primarily for the purposes of holding Cash) with any financial institution other than a Lender or an Affiliate of a Lender unless: (i) agreed to by the Agent, (ii) it is not reasonably practicable to maintain such accounts with the Lenders and/or Affiliates of a Lender or (iii) no Lender or Affiliate of a Lender is offering such accounts on commercially competitive terms; provided that the foregoing restriction shall not apply to any bank accounts of any CMMC Group Member prior to the CMMC Bond Repayment Date.

(l) No Change in Accounting Treatment or Reporting Practices. Neither the Borrower nor the other Restricted Parties shall, and shall not permit any of its Subsidiaries to, make any material change in its accounting or reporting or financial reporting practices, except as required or preferred by IFRS from time to time or by Applicable Law and which changes are disclosed to the Agent.

(m) Restricted Parties. Each Obligor shall ensure that no Restricted Party which is not an Obligor breaches any negative covenant contained in the Loan Documents.

(n) SW Documents. No Obligor shall amend, waive or otherwise vary any term or condition contained in any SW Document (other than the Peruvian Intercreditor Agreement), enter into any Contract or incur any new obligations in connection with any SW Document or consent or approve any of the foregoing without the prior written consent of the Required Lenders; provided however that such prior written consent shall not be required for amendments, waivers, variations, consents or approvals which could not reasonably be expected to be prejudicial to or have an adverse effect on the Agent, the Lenders or their rights under the Loan Documents.

(o) Suspension or Abandonment. The Borrower shall not (and shall not permit any of its Subsidiaries to) permit or suffer to exist an Event of Abandonment without the prior written approval of the Agent.

(p) Prepaid Metals Transactions. No Restricted Party shall enter into, assume or suffer to exist a Prepaid Metals Transaction if, after taking into account such proposed Prepaid Metals Transaction, the aggregate outstanding principal amount under all Prepaid Metals Transactions at such time could exceed US$115,000,000. For certainty, the New Britannia Financing Transaction shall be included in the determination of the Borrower's compliance with this Section 8.6(p).

(q) Barbados Accounts.  Until such time as the Borrower or HB (BVI) has delivered, or has caused to be delivered, to the Agent the Barbados Security Agreement, with customary officers certificates, resolutions and opinions related thereto and made all filings (including all filings required to be made in the British Virgin Islands), HB (BVI) shall not (i) maintain an aggregate cash balance in excess of $15,000,000 at any time in the HB (BVI) Accounts maintained in Barbados or (ii) create, assume or incur any Lien securing any Debt upon any HB (BVI) Accounts maintained in Barbados.

(r) CMMC Holdco and CMMC Group Members. Until the CMMC Bond Repayment Date, Hudbay, the Borrower and the other Restricted Parties shall not, and shall not permit any of their respective Subsidiaries (other than CMMC Holdco or the CMMC Group Members) to, make Investments in CMMC Holdco, the CMMC Group Members or the CMMC-MMC Joint Venture in excess of:

(i) an aggregate amount of US$100,000,000 in any fiscal year of Hudbay; and

(ii) US$143,000,000 plus any accrued and unpaid interest, fees and premiums owing in respect of the CMMC Bonds and payable in connection with any repayment of such CMMC Bonds provided that such amounts are used exclusively to repay such CMMC Bonds (and any such unpaid interest, fees and premiums)

provided that notwithstanding the foregoing no such Investment shall in the case of either Section 8.6(r)(i) or Section 8.6(r)(ii) be permitted if a Default or Event of Default shall have occurred and be continuing, or could reasonably be expected to occur as a result of making any Investment in accordance with this Section 8.6(r).

(s) CMMC Bond Indenture. Hudbay, the Borrower and the other Restricted Parties shall not, and shall not permit any of their respective Subsidiaries to, amend, modify or otherwise alter the terms of the CMMC Bond Indenture unless such amendment, modification or other alternation could not reasonably be expected to be prejudicial to or have an adverse effect on the Agent, the Lenders or their rights under the Loan Documents provided that the parties hereto agree that any amendment, modification or alteration of the CMMC Bond Indenture which could change:

(i) the date any payment is due (whether on account of interest, principal, fee or otherwise) under the CMMC Bond Indenture;

(ii) any amount payable (whether on account of interest, principal, fee or otherwise) by CMMC, the CMMC-MMC Joint Venture or any other Hudbay Group Member; and/or

(iii) the Liens or Debt which is permitted by the terms of the CMMC Bond Indenture,

shall be deemed to have an adverse effect on the Agent and the Lenders.

ARTICLE 9
DEFAULT

9.1 Default

The occurrence of any one or more of the following events (each such event and the expiry of the cure period, if any, provided in connection herewith, being herein referred to as an "Event of Default") shall constitute an event of default under this Agreement:

(a) if the Borrower fails to pay any amount of principal of any Advance when due and payable;

(b) if any Obligor fails to pay any amount of interest (including any amount relating to an L/C) when due or, to pay fees or other Obligations (including, for clarity, Obligations related to Derivatives) within two Banking Days of when due;

(c) if any Restricted Party makes any certification, representation or warranty under or pursuant to any of the Loan Documents which is incorrect, misleading or incomplete in any material respect when made or deemed to be made;

(d) if any of the Restricted Parties shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally as they become due or shall make a general assignment, composition, compromise or arrangement for the benefit of any of its creditors; or any corporate action, legal proceeding or other procedure or step shall be instituted by or against any of the Restricted Parties seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, dissolution, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a liquidator, administrator, administrative receiver, compulsory manager, receiver, trustee or other similar official for it or for any substantial part of its property or for the purpose of enforcing any Liens or any assets of the Borrower, or the other Restricted Parties or, in each case any analogous procedure or step is taken in any jurisdiction and, in the case of any such proceeding instituted against it (but not instituted by it), either such proceeding shall remain undismissed or unstayed for a period of 30 days or any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against it or the appointment of a receiver, trustee, custodian, liquidator, administrator, administrative receiver, compulsory manager or other similar official for it or for any substantial part of its property) shall occur; or any of the Restricted Parties shall take any action to authorize any of the actions set forth above in this Section 9.1(d);

(e) if the Obligors shall, or shall permit any of their Subsidiaries, as the case may be, to, default in the observance or performance of any agreement, covenant or condition contained in Article 4 and Sections 8.1, 8.2(g), 8.2(m), 8.2(n),  8.3(b)(i)(A), 8.5, 8.6 and 12.1;

(f) if the Borrower or any other Restricted Party (other than prior to the CMMC Bond Repayment Date any of CMMC Holdco or any CMMC Group Member or the CMMC-MMC Joint Venture), shall fail to pay the principal of (or lease payments on), or premium or interest on, any Debt outstanding in a principal amount which, when aggregated with the principal amount of all other Debt in respect of which any of them has failed to pay the principal of, or premium or interest on, exceeds US$25,000,000 (or the Equivalent Amount in any other currency) (excluding Debt due to the Lenders hereunder and Intercorporate Obligations) (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt, or any other event of default or early termination event (howsoever described or designated) shall occur or condition shall exist, and shall continue after the applicable grace period, if any, specified in any agreement or instrument relating to any such Debt and the effect of such event is to accelerate, or permit the acceleration of, Debt of any of them in a principal amount which, when aggregated with the principal amount of all other Debt of any of them which is, or may be, declared due and payable prior to its specified maturity as a result of an event of default, exceeds US$25,000,000 (or the Equivalent Amount in any other currency);

(g) if any default in respect of which Silver Wheaton Corp. has delivered a "standstill notice" pursuant to the terms of the SW Intercreditor Agreement, an event of default or other similar event by any Hudbay Group Member shall occur or exist in respect of the 777 PMPA (including a Supplier Event of Default (as defined in the 777 PMPA));

(h) if any default in respect of which Silver Wheaton Caymans (or any other Person other than the Agent) has delivered a "standstill notice" pursuant to the terms of the Peruvian Intercreditor Agreement, an event of default or other similar event by any Hudbay Group Member shall occur or exist in respect of the Constancia SPA (including a Supplier Event of Default (as defined in the Constancia SPA));

(i) if a Hudbay Event of Default shall have occurred and be continuing;

(j) if any deposit paid pursuant to either the 777 PMPA or the Constancia SPA is returned or repaid by any Hudbay Group Member at a time when a Default or Event of Default exists or if such return or repayment could reasonably be expected to result in a Default or Event of Default;

(k) if the obligations of the Borrower or any of the other Obligors hereunder or under the other Loan Documents shall cease to constitute the legal, valid and binding obligations of the Borrower or such other Obligor or shall cease to be in full force and effect or the Borrower or any of the other Obligors shall have contested the validity of the Loan Documents or denied that it had any liability thereunder;

(l) if any judgment or order or series of judgments or orders (whether or not related) for the payment of money in an aggregate amount in excess of US$25,000,000 (or the Equivalent Amount in any other currency), other than any judgment or order for which one or more of the Restricted Parties will recover under a policy of insurance, shall be rendered against any one or more of the Restricted Parties and (i) such judgment or order or series of judgments and/or orders are final with no further right of appeal and the Borrower has not satisfied the Required Lenders, acting reasonably, that the Borrower or any other Restricted Party (as applicable) is able to satisfy such judgment or order or series of judgments and/or orders; or (ii) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or series of judgments and/or orders, as the case may be; or (iii) there shall be any period of 30 consecutive days during which a stay of enforcement of such judgment or order or series of judgments and/or orders, as the case may be, by reason of a pending appeal or otherwise, shall not be in effect;

(m) if an event, fact or circumstance or series of events, facts or circumstances occurs which could reasonably be expected to have a Material Adverse Effect;

(n) if the security interest in favour of the Agent, the Peruvian Collateral Agent, the Management and Guarantee Trustee, the Conditional Credit Assignment Agent, the Share Trustee and/or the Peruvian Intercreditor Agent pursuant to the any of the Security Documents ceases to constitute a perfected first priority Lien, subject only to Permitted Liens, in favour of the Secured Parties, the Agent, the Peruvian Collateral Agent, the Management and Guarantee Trustee, the Conditional Credit Assignment Agent, the Share Trustee and/or the Peruvian Intercreditor Agent (as applicable);

(o) if a Change of Control shall occur;

(p) if: (i) an Event of Taking shall have occurred with respect to all or any material part of the Key Operating Assets or (ii) the Borrower, Hudbay or any of their Subsidiaries has received a written notice in respect thereof from any Governmental Authority or (iii) a proceeding has been commenced in respect thereof;

(q) if an Event of Abandonment shall occur;

(r) if (i) an ERISA Event shall have occurred, (ii) a trustee shall be appointed by a United States district court to administer any US Pension Plan, (iii) the PBGC shall institute proceedings to terminate any US Pension Plan(s), (iv) any Restricted Party or any of their respective ERISA Affiliates shall have been notified by the sponsor of a Multiemployer Plan that it has incurred or will be assessed Withdrawal Liability to such Multiemployer Plan and such entity does not have reasonable grounds for contesting such Withdrawal Liability or is not contesting such Withdrawal Liability in a timely and appropriate manner; or (v) any other event or condition shall occur or exist with respect to a US Plan; and in each case in clauses (i) through (v) above, such event or condition, together with all other such events or conditions, if any, could reasonably be expected to result in a Material Adverse Effect; and

(s) if any of the Hudbay Group Members shall default in the observance or performance of any agreement, covenant or condition contained in the Loan Documents (other than a covenant or condition whose breach or default in performance is elsewhere in this Section 9.1 specifically dealt with) regardless of whether such agreement, covenant or condition is made directly by such Hudbay Group Member or is made on its behalf by an Obligor and such default shall not be remedied, if capable of remedy, within a period of 20 days.

9.2 Acceleration and Termination of Rights

(a) Upon the occurrence of an Event of Default and at any time thereafter while an Event of Default is continuing, the Agent may, in consultation with the Lenders (and, if so instructed by the Required Lenders, shall) by written notice to the Borrower:

(i) declare the Advances made to the Borrower to be immediately due and payable (whereupon the same shall become so payable together with accrued interest thereon and any other sums then owed by the Borrower hereunder or under any other Loan Document) or declare such Advances to be due and payable on demand of the Agent; and/or

(ii) declare that all of the Commitments shall be cancelled, whereupon the same shall be cancelled and the Commitment of each Lender shall be reduced to zero; and/or

(iii) exercise any or all of its rights, remedies or powers under or pursuant to the Loan Documents.

(b) If, pursuant to this Section 9.2, the Agent declares any Advances made to the Borrower to be due and payable on demand, then, and at any time thereafter, the Agent may (and, if so instructed by the Required Lenders, shall) by written notice to the Borrower call for repayment of such Advances on such date or dates as it may specify in such notice (whereupon the same shall become due and payable on such date together with accrued interest thereon and any other sums then owed by the Borrower hereunder or under any other Loan Document and the provisions of Section 9.8 shall apply) or withdraw its declaration with effect from such date as it may specify in such notice.

(c) Notwithstanding item (a), if a Restricted Party becomes a bankrupt (voluntarily or involuntarily), or institutes any proceeding seeking liquidation, rearrangement, relief of debtors or creditor or the appointment of a receiver or trustee over any material part of its Property, then without prejudice to the other rights of the Lenders as a result of any such event, without any notice or action of any kind by the Agent or the Lenders, and without presentment, demand or protest, the Lenders' obligation to make Advances shall immediately terminate and the Obligations shall immediately become due and payable.

9.3 Payment of L/Cs

If any Event of Default shall occur and be continuing then the Agent may (and, if so instructed by the Required Lenders shall), by written notice to the Borrower require the Borrower to pay to the Agent on behalf of the Issuing Banks, an amount equal to the undrawn face amount of any Letters of Credit issued and outstanding under the Credit and such amount shall be held by the Agent on deposit in trust for the Lenders and/or the Issuing Banks (as applicable) until the maturity date of such Letter of Credit. Upon receipt of such payment, the Borrower shall be discharged from its obligations under Section 9.2 in respect of any such Letter of Credit.

9.4 Remedies

If an Event of Default has occurred and is continuing, the Guarantees and the Security Documents shall become immediately enforceable and Agent may, in consultation with the Lenders (and if so instructed by the Required Lenders shall) take such action or proceedings on behalf of the Lenders and in compliance with Applicable Law as is or may be expedient to enforce the same, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Obligors.

9.5 Saving

Neither the Agent nor any Lender shall be under any obligation to the Obligors or any other Person to realize any Collateral or enforce the Guarantees, the Security Documents or any part thereof or to allow any Collateral to be sold, dealt with or otherwise disposed of. Neither the Agent nor any Lender shall be responsible or liable to the Obligors or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the Guarantees, the Security Documents or any part thereof or the failure to allow any Collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that the Agent or a Lender may be responsible or liable for any loss or damage (excluding incidental, consequential or special damages) arising from its wilful misconduct or gross negligence.

9.6 Perform Obligations

If an Event of Default has occurred and is continuing, the Agent may, in consultation with the Lenders (and if so instructed by the Required Lenders shall) perform any such covenants or agreements in any manner deemed fit by the Agent without thereby waiving any rights to enforce the Loan Documents. All expenses (including any legal costs) paid by the Agent and/or the Lenders in respect of the foregoing shall form part of the Obligations and shall be guaranteed by the Guarantees, and secured by the Security Documents.

9.7 Third Parties

No Person dealing with the Agent or any Lender or any other agent of the Lenders shall be concerned to inquire whether the Loan Documents have become enforceable, or whether the powers which the Agent or the Lenders or such other agent are purporting to exercise have become exercisable, or whether any Obligations remain outstanding, or as to the necessity or expediency of the stipulations and conditions subject to which any action shall be taken, or otherwise as to the propriety or regularity of any action that is proposed.

9.8 Remedies Cumulative

It is expressly understood and agreed that the rights and remedies of the Lenders and the Agent hereunder or under any other Loan Document or other instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or any other Loan Document shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Lenders or the Agent may be lawfully entitled for such default or breach. Any waiver by the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by the Lenders or the Agent shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other Loan Document as a result of any other default or breach hereunder or thereunder.

9.9 Suspension of Lenders' Obligations

Without prejudice to the rights which arise out of this Agreement or by law, the occurrence of a Default or Event of Default shall, while such Default or Event of Default shall be continuing, relieve the Lenders of all obligations to make any Advances hereunder (whether or not any notice in respect of any such Advance shall have been received by the Agent prior to the occurrence of a Default or Event of Default) or to accept or comply with any notice or to convert any Advance into a ~~Libor~~ SOFR Advance (except, provided no Event of Default has occurred and is continuing, a conversion permitted by the Agent in its discretion in accordance with the provisions of Section 6.4) or to accept any notice in respect of a rollover of a ~~Libor~~ SOFR Advance.

9.10 Set-Off or Compensation

If an Event of Default has occurred and is continuing, each of the Agent and the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Obligor against any and all of the obligations of the Borrower or any other Obligor now or hereafter existing under this Agreement or any other Loan Document to the Agent and/or such Lender, irrespective of whether or not the Agent and/or such Lender has made any demand under this Agreement or any other Loan Document and although such obligations of such Obligor may be contingent or unmatured or are owed to a branch or office of the Agent and/or such Lender different from the branch or office holding such deposit or obligated on such Debt. The rights of the Agent and/or each of the Lenders and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers' lien) that the Agent and/or the Lenders or their respective Affiliates may have. The Agent and each Lender agrees to promptly notify the Borrower and the Agent (or in the case of the Agent, the Lenders) after any such setoff and application, but the failure to give such notice shall not affect the validity of such setoff and application. If any Affiliate of the Agent or a Lender exercises any rights under this Section 9.10, it shall share the benefit received in accordance with Section 10.6 as if the benefit had been received by the Lender of which it is an Affiliate.

9.11 Application of Payments After an Event of Default

If any Event of Default shall occur and be continuing all payments made by the Borrower hereunder or payments made pursuant to any of the provisions of any of the Guarantees, shall be applied in the following order:

(a) to amounts due hereunder as costs and expenses of the Agent;

(b) to amounts due hereunder as costs and expenses of the Lenders;

(c) to amounts due hereunder as fees;

(d) to amounts due hereunder as interest;

(e) rateably to amounts due hereunder as principal and amounts due in respect of any Other Secured Obligations with the Lenders or any of their Affiliates; and

(f) any balance to the Borrower or as a court of competent jurisdiction shall determine.

ARTICLE 10
AGENCY PROVISIONS

10.1 Authorization of Agent

(a) Each of the Lenders hereby irrevocably appoints CIBC as the Agent to act on its behalf as the Agent hereunder and under the other Loan Documents and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.

(b) Without limiting Section 10.1(a), each of the Lenders grants to the Agent:

(i) a power of attorney, for the purposes of Applicable Laws in respect of the Guarantees and Security Documents to sign documents comprising the Guarantees and the Security Documents from time to time (as the party accepting the grant of the Guarantees and the Security Documents);

(ii) the right to delegate its authority as attorney to any other Person, whether or not an officer or employee of the Agent; and

(iii) the power to perform the duties and to exercise the rights, powers, authorities and discretions that are specifically given to it under or in connection with the Guarantee Trust Over Shares Agreement (together with any other incidental rights, powers, authorities and discretions).

(c) The Agent may deem and treat the payee of a Peruvian Note as the holder of such Peruvian Note for all purposes of the Loan Documents unless and until a notice of the assignment or transfer of such Peruvian Note shall have been filed with the Agent.

10.2 Rights as a Lender

The Person serving as the Agent, the Peruvian Collateral Agent, the Management and Guarantee Trustee, the Conditional Credit Assignment Agent, the Share Trustee or the Peruvian Intercreditor Agent hereunder or under any Loan Document shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Agent, the Peruvian Collateral Agent, the Management and Guarantee Trustee, the Conditional Credit Assignment Agent, the Share Trustee or the Peruvian Intercreditor Agent hereunder or under any Loan Document in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Restricted Party or any Affiliate thereof as if such Person were not the Agent, the Peruvian Collateral Agent, the Management and Guarantee Trustee, the Conditional Credit Assignment Agent, the Share Trustee or the Peruvian Intercreditor Agent and without any duty to account to the Lenders.

10.3 Exculpatory Provisions

(a) The Agent shall not have any duties or obligations except those expressly specified herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Agent:

(i) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents), but the Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Agent to liability or that may be contrary to any Loan Document or Applicable Law; and

(ii) shall not, except as expressly specified herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Agent or any of its Affiliates in any capacity.

(b) The Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as is necessary, or as the Agent believes in good faith is necessary, under the provisions of the Loan Documents) or (ii) in the absence of its own gross negligence or wilful misconduct. The Agent shall be deemed not to have knowledge of any Default or Event of Default unless and until notice describing the Default or Event of Default is given to the Agent by the Borrower or a Lender.

(c) Except as otherwise expressly specified in this Agreement, the Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions herein or therein or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Agent

10.4 Reliance by Agent

The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of an Advance, or the issuance of an L/C, that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Banks, the Agent may presume that such condition is satisfactory to such Lender or Issuing Banks unless the Agent has received notice to the contrary from such Lender or Issuing Banks before the making of such Advance or the issuance of such L/C. The Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

10.5 Delegation of Duties

The Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Agent from among the Lenders (including the Person serving as Agent) and their respective Affiliates. The Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article and other provisions of this Agreement for the benefit of the Agent shall apply to any such subagent and to the Related Parties of the Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the Credit as well as activities as Agent.

10.6 Direct Payments

(a) If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Advances and accrued interest thereon or other Obligations greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall (a) notify the Agent of such fact, and (b) purchase (for cash at face value) participations in the Advances and such other Obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Advances and other amounts owing them, provided that:

(i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest,

(ii) the provisions of this Section shall not be construed to apply to (A) any payment made by any Obligor pursuant to and in accordance with the express terms of this Agreement or (B) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Advances to any assignee or participant, other than to any Obligor or any Affiliate of an Obligor (as to which the provisions of this Section shall apply); and

(iii) the provisions of this Section shall not be construed to apply to (A) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with the Loan Documents, (B) any payment made in respect of an obligation that is secured by a Permitted Lien or that is otherwise entitled to priority over the Borrower's obligations under or in connection with the Loan Documents, (C) any reduction arising from an amount owing to an Obligor upon the termination of Derivatives entered into between the Obligor and such Lender except for a net amount available after the termination of all Derivatives entered into between the Obligors and such Lender and the setoff of resulting amounts owing by the Obligors and to the Obligors, or (D) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

(b) The Obligors consent to the foregoing and agree, to the extent they may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Obligor rights of setoff and counterclaim and similar rights of Lenders with respect to such participation as fully as if such Lender were a direct creditor of each Obligor in the amount of such participation.

10.7 Administration of the Credit

(a) Unless otherwise specified herein, the Agent shall perform the following duties under this Agreement:

(i) before an Advance, ensure that all conditions precedent have been fulfilled in accordance with the terms of this Agreement, subject to Section 13.3 and any other applicable terms of this Agreement;

(ii) take delivery of each Lender's Applicable Percentage of an Advance and make all Advances hereunder in accordance with the procedures in Section 6.8;

(iii) use reasonable efforts to collect promptly all sums due and payable by the Borrower pursuant to this Agreement;

(iv) make all payments to the Lenders in accordance with the provisions of this Agreement;

(v) hold the Guarantees and any security or collateral as agent on behalf of the Lenders;

(vi) hold all legal documents relating to the Credit, maintain complete and accurate records showing all Advances made by the Lenders, all remittances and payments made by the Borrower to the Agent, all remittances and payments made by the Agent to the Lenders and all fees or any other sums received by the Agent and, except for accounts, records and documents relating to the fees payable under the Fee Agreement and upfront and arrangement fees payable concurrently with the execution of this Agreement, allow each Lender and its advisors to examine such accounts, records and documents at its own expense, and provide any Lender, upon reasonable notice, with such copies thereof as such Lender may reasonably require from time to time at the Lender's expense;

(vii) except as otherwise specifically provided for in this Agreement, promptly advise each Lender on receipt of each notice and deliver to each Lender, promptly upon receipt, all other written communications furnished by the Obligors to the Agent on behalf of the Lenders pursuant to this Agreement, including without limitation copies of financial reports and certificates which are to be furnished to the Agent;

(viii) forward to each of the Lenders, on request and at the expense of the Lender so requesting (other than customary record books which shall be provided at the expense of the Borrower), copies of this Agreement, the Guarantees and other Loan Documents (other than the Fee Agreement); and

(ix) promptly forward to each Lender, on request, an up-to-date loan status report.

(b) The Agent may take the following actions only with the prior consent of the Required Lenders, unless otherwise specified in this Agreement:

(i) subject to Section 10.7(c), exercise any and all rights of approval conferred on the Lenders by this Agreement;

(ii) give written notice to the Obligors in respect of any matter in respect of which notice may be required, permitted, necessary or desirable in accordance with or pursuant to this Agreement, promptly after receiving the consent of the Required Lenders, except that the Agent shall, without direction from the Lenders, immediately give the Borrower notice of any payment that is due or overdue under the terms of this Agreement unless the Agent considers that it should request the direction of the Required Lenders, in which case the Agent shall promptly request that direction;

(iii) amend, modify or waive any of the terms of this Agreement, including waiver of a Default, if such action is not otherwise provided for in Section 10.7(c);

(iv) declare an Event of Default or take action to enforce performance of the Obligations and the Guarantees and/or pursue any other legal remedy necessary;

(v) decide to accelerate the amounts outstanding under the Credit; and

(vi) pay insurance premiums, taxes and any other sums as may be reasonably required to protect the interests of the Lenders.

(c) The Agent may take the following actions only if the prior unanimous consent of the Lenders is obtained, unless otherwise specified herein:

(i) amend, modify, discharge, terminate or waive any of the provisions of Section 5.1 or Section 8.6(p);

(ii) amend, modify, discharge, terminate or waive any of the terms of the Guarantees or the Security Documents or release any security other than as expressly contemplated in the Loan Documents;

(iii) amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would change the amount of the Credit, amend the purpose of the Credit, reduce the interest rates and similar charges applicable to the Credit, reduce the fees payable with respect to the Credit, extend any date fixed for payment of principal, interest or any other amount relating to the Credit or extend the term of the Credit; or

(iv) amend the definition of "Required Lenders" or this Section 10.7(c).

For greater certainty, no Lender's Commitment or Applicable Percentage may be amended without the consent of that Lender. Provided further that no amendment, waiver or consent, unless in writing and signed by the Agent in addition to the Lenders required herein above to take such action, reflects the rights or duties of the Agent under any Loan Documents or in respect of any Advance.

(d) Notwithstanding Sections 10.7(b) and 10.7(c), the Agent may, without the consent of the Lenders, make amendments to the Loan Documents that are for the sole purpose of curing any immaterial or administrative ambiguity, defect or inconsistency, but shall immediately notify the Lenders of any such action. The Agent may, without the consent of the Lenders, also discharge any Guarantee or Security Document and the other obligations under the Loan Documents of any Obligor except the Borrower to the extent necessary to allow any Obligor to complete any Disposition of Property permitted by this Agreement, including the Peruvian Equipment Sale Leaseback Documents, or any consent or waiver pursuant to this Agreement. The Agent may, without the consent of the Lenders, also discharge any Lien granted by Hudbay pursuant to the Security Document to the extent necessary to allow for the sale by Hudbay of accounts receivable owed by [REDACTED - COMMERCIALLY SENSITIVE INFORMATION] to Hudbay pursuant to the [REDACTED - COMMERCIALLY SENSITIVE INFORMATION] in accordance with Section 8.6(e)(ii)(H).

(e) As between the Obligors, on the one hand, and the Agent and the Lenders, on the other hand:

(i) all statements, certificates, consents and other documents which the Agent purports to deliver on behalf of the Lenders or the Required Lenders shall be binding on each of the Lenders, and the Obligors shall not be required to ascertain or confirm the authority of the Agent in delivering such documents;

(ii) all certificates, statements, notices and other documents which are delivered by the Obligors to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders;

(iii) all payments which are delivered by the Borrower to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders.

(f) Except in its own right as a Lender, the Agent shall not be required to advance its own funds for any purpose, and in particular, shall not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to any Property that is the subject matter of any security, nor shall it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby.

(g) Without limiting any other provision contained in this Section 10.7, the parties hereto agree that Section 3.2 of the Credit Agreement may not be amended, modified or waived without the prior written consent of the Agent, each Lender, its Affiliates and any former Lender (or any of its Affiliates) to whom Other Secured Obligations are owed and which are guaranteed or subject to any Lien granted pursuant the Security as contemplated in Section 3.2.

10.8 Rights of Agent

(a) In administering the Credit, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrower, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders.

(b) The Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and shall be entitled to rely and shall be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation made by the Borrower is true and that no Default has occurred unless the officers or employees of the Lender acting as Agent, active in their capacity as officers or employees responsible for the Borrower's account have actual knowledge to the contrary or have received notice to the contrary from any other Party.

(c) The Agent shall be entitled to receive a fee for acting as Agent as agreed between the Agent and the Borrower from time to time.

10.9 Acknowledgements, Representations and Covenants of Lenders

(a) Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

(b) Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its Constating Documents and any Applicable Law and has not violated its Constating Documents or any Applicable Law by so doing.

(c) Each Lender agrees to indemnify the Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Applicable Percentage (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Agent in any way relating to or arising out of the Loan Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Agent's gross negligence or wilful misconduct. The Agent shall not be required to take or continue any action unless the Agent has received sufficient funds or arrangements satisfactory to it for indemnification to cover the cost of the proposed action.

(d) To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under Sections 13.8(a) and 13.8(b) to be paid by it to the Agent (or any subagent or Related Party thereof), each Lender severally agrees to pay to the Agent (or any sub-agent or Related Party) such Lender's Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for the Agent (or any such subagent) in connection with such capacity. The obligations of the Lenders under this Section are subject to the other provisions of this Agreement concerning several liability of the Lenders.

(e) Each of the Lenders acknowledges and confirms that in the event that the Agent does not receive payment in accordance with this Agreement, it shall not be the obligation of the Agent to maintain the Credit in good standing nor shall any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement.

(f) Each Lender acknowledges and agrees that its obligation to advance its Applicable Percentage of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder.

(g) Each Lender acknowledges receipt of a copy of this Agreement, the Guarantees (to the extent that the Guarantees have been delivered) and any Intercreditor Agreement existing as of the Effective Date and acknowledges that it is satisfied with the form and content of such documents.

10.10 Collective Action of the Lenders

Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under the Guarantees, the Security Documents and any security are to be exercised not severally, but by the Agent in accordance with the Loan Documents. Accordingly, notwithstanding any of the provisions contained in any Loan Document, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder, including any declaration of default hereunder or thereunder but that any such action shall be taken only by the Agent in accordance with the Loan Documents. Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

10.11 Successor Agent

(a) The Agent may at any time give notice of its resignation to the Lenders, the Issuing Banks and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, with the consent of the Borrower (not to be unreasonably withheld or delayed) to appoint a successor, which shall be a Lender having an office in Toronto, Ontario or an Affiliate of any such Lender with an office in Toronto. The consent of the Borrower referred to above shall not be required if a Default has occurred and is continuing. The Agent may also be removed at any time by the Required Lenders upon 30 days' notice to the Agent and the Borrower as long as the Required Lenders, in consultation with the Borrower, appoint and obtain the acceptance of a successor within such 30 days, which shall be a Lender having an office in Toronto or an Affiliate of any such Lender with an office in Toronto. Notwithstanding the foregoing, the Required Lenders shall not be obligated to consult with the Borrower if a Default has occurred and is continuing.

(b) If no such successor has been so appointed by the Required Lenders and has accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Lenders, appoint a successor Agent meeting the qualifications specified in the immediately preceding paragraph, provided that if the Agent notifies the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that the retiring Agent shall continue to hold the Guarantees and any security held by the Agent on behalf of the Lenders until such time as a successor Agent is appointed) and (b) all payments, communications and determinations provided to be made by, to or through the Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Agent as provided for in the preceding paragraph.

(c) Upon a successor's appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Agent, and the former Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided in the preceding paragraph). The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the termination of the service of the former Agent, the provisions of this Article 10 and of Section 13.8 shall continue in effect for the benefit of the former Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Agent was acting as Agent.

10.12 No Other Duties, Etc.

Notwithstanding anything herein to the contrary, no Bookrunner, Arranger or holder of a similar title specified in this Agreement shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Agent or a Lender hereunder.

10.13 Defaulting Lenders

(a) The Issuing Banks shall not be obligated to issue L/Cs to the extent of any Defaulting Lender's or Impacted Lender's Applicable Percentage thereof, unless arrangements satisfactory to the Issuing Banks have been entered into with the Borrower or with the Defaulting Lender or Impacted Lender to eliminate the Issuing Banks' risk with respect to such Defaulting Lender or Impacted Lender (such as depositing Cash Collateral with the Agent for the benefit of the Issuing Banks).

(b) While it is a Defaulting Lender or Impacted Lender, a Lender shall not be entitled to share in an L/C Fee in respect of any L/C, (i) the amount of which is reduced pursuant to Section 10.13(a), or (ii) to the extent that the Borrower has entered into arrangements with the Issuing Banks to eliminate the Issuing Banks' risk with respect to such Defaulting Lender or Impacted Lender. In the case of Section 10.13(b)(ii), no L/C Fee shall be payable on the portion of the L/C for which the Borrower has entered into those arrangements with the Issuing Banks.

10.14 Reference Lenders

(a) If more than one Lender is a bank named on Schedule I of the Bank Act (Canada), the Agent shall be a Reference Lender and the Borrower shall irrevocably designate a different Lender named on Schedule I to be a Reference Lender for the purpose of providing quotations to the Agent to be used in determining rates as required by this Agreement.

(b) If any Reference Lender ceases to be a Lender, the Person that originally designated that Reference Lender shall have the right to designate prior to such Reference Lender ceasing to be a Lender another Lender that is a named on Schedule I of the Bank Act (Canada), failing which the applicable rate shall be determined on the basis of the quotation provided by the notice from the remaining Reference Lender.

(c) If only one Lender is a bank named on Schedule I of the Bank Act (Canada), that Lender shall be deemed to be the Reference Lender and any applicable rate shall be determined on the basis of the quotation provided by that Lender.

10.15 Erroneous Payments

(a) If the Agent notifies a Lender or Issuing Bank, or any Person who has received funds on behalf of a Lender or other Issuing Bank under or pursuant to any of the Loan Documents (any such Lender, Issuing Bank or other recipient, a "Payment Recipient") that the Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds received by such Payment Recipient from the Agent or any of its Affiliates were erroneously or mistakenly transmitted or paid to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Issuing Bank or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an "Erroneous Payment") and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Agent and shall be held in trust for the benefit of the Agent, and such Lender or Issuing Bank shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Banking Days thereafter, return to the Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in US Dollars, the Federal Funds Effective Rate and, in respect of an Erroneous Payment in Canadian Dollars at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars may be borrowed by the Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Agent) and (y) a rate determined by the Agent in accordance with banking industry rules or prevailing market practice for interbank compensation from time to time in effect. A notice of the Agent to any Payment Recipient under this Section 10.15(a) shall be conclusive, absent manifest error.

(b) Without limiting immediately preceding Section 10.15(a), each Lender or Issuing Bank, or any Person who has received funds on behalf of a Lender or Issuing Bank, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates), or (z) that such Lender or Issuing Bank, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) in each case:

(i) (A) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent written confirmation from the Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii) such Lender or Issuing Bank shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Banking Day of its knowledge of such error) notify the Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Agent pursuant to this Section 10.15(b).

(c) Each Lender or Issuing Bank hereby authorizes the Agent to set off, net and apply any and all amounts at any time owing to such Lender or Issuing Bank under any Loan Document, or otherwise payable or distributable by the Agent to such Lender or Issuing Bank from any source, against any amount due to the Agent under immediately preceding clause (a) or under the indemnification provisions of this Agreement.

(d) In the event that an Erroneous Payment (or portion thereof) is not recovered by the Agent for any reason, after demand therefor by the Agent in accordance with immediately preceding Section 10.15(a), from any Lender or Issuing Bank that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an "Erroneous Payment Return Deficiency"), upon the Agent's notice to such Lender or Issuing Bank at any time, (i) such Lender or Issuing Bank shall be deemed to have assigned its Advances (but not its Commitments) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Agent may specify) (such assignment of the Advances (but not Commitments), the "Erroneous Payment Deficiency Assignment") at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment and Assumption (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an electronic communication platform as to which the Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, (ii) the Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Agent as the assignee Lender shall become a Lender or Issuing Bank, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender or assigning Issuing Bank shall cease to be a Lender or Issuing Bank, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender or assigning Issuing Bank and (iv) the Agent may reflect in the Register its ownership interest in the Advances subject to the Erroneous Payment Deficiency Assignment. The Agent may, in its discretion, sell any Advances acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender or Issuing Bank shall be reduced by the net proceeds of the sale of such Advance (or portion thereof), and the Agent shall retain all other rights, remedies and claims against such Lender or Issuing Bank (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender or Issuing Bank and such Commitments shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Agent has sold an Advance (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Agent may be equitably subrogated, the Agent shall be contractually subrogated to all the rights and interests of the applicable Lender or Issuing Bank under the Loan Documents with respect to each Erroneous Payment Return Deficiency (the "Erroneous Payment Subrogation Rights").

(e) The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Obligor, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Agent from (i) the Borrower or any other Obligor or (ii) the proceeds of realization from the enforcement of one or more of the Loan Documents against or in respect of one or more of the Obligors, in each case, for the purpose of making such Erroneous Payment.

(f) To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Agent for the return of any Erroneous Payment received, including waiver of any defense based on "discharge for value", "good consideration" for the Erroneous Payment or change of position by such Payment Recipient, any defense that the intent of the Agent was that such Payment Recipient retain the Erroneous Payment in all events, or any doctrine or defense similar to any of the foregoing.

(g) Each party's obligations, agreements and waivers under this Section 10.15 shall survive the resignation or replacement of the Agent, or any assignment or transfer of rights or obligations by, or the replacement of, a Lender or an Affiliate thereof, the termination of the Commitments and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

(h) For purposes of this Section 10.15, each Lender:

(i) agrees it is executing and delivering this Agreement with respect to this Section 10.15 both on its own behalf and as agent for and on behalf of its Affiliates referred to in this Section 10.15 and any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates;

(ii) represents, warrants, covenants and agrees that its Affiliates referred to in this Section 10.15 and any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates are bound by the provisions of this Section 10.15; and

(iii) agrees that any matter or thing done or omitted to be done by such Lender, its Affiliates, or any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates which are the subject of this Section 10.15 will be binding upon such Lender and each Lender does hereby indemnify and save the Agent and its Affiliates harmless from any and all losses, expenses, claims, demands or other liabilities of the Agent and its Affiliates resulting from the failure of such Lender, its Affiliates or such Persons to comply with their obligations under and in respect of this Section 10.15, in each case, in accordance with and subject to the limitations in Section 10.15.

10.16 Provisions Operative Between Lenders and Agent Only

Except for the provisions of Sections 10.7(b), 10.7(e), 10.9(b), 10.9(f), 10.10, 10.11, 10.12, 10.13, 10.14, 10.15 and 10.16, the provisions of this Article relating to the rights and obligations of the Lenders and the Agent inter se shall be operative as between the Lenders and the Agent only, and the Obligors shall not have any rights or obligations under or be entitled to rely for any purpose on such provisions.

ARTICLE 11
ADDITIONAL LENDERS,
SUCCESSORS AND ASSIGNS

11.1 Successors and Assigns

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Obligor may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of Section 11.2, (ii) by way of participation in accordance with the provisions of Section 11.4, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 11.5 (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, subagents contemplated hereby, Participants to the extent provided in Section 11.4 and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent, any sub-agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

11.2 Assignments by Lenders

(a) Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement and the Peruvian Notes (including all or a portion of its Commitment, Peruvian Notes and the Advances at the time owing to it), provided that:

(i) except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender's Commitment and the Advances at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Advances outstanding thereunder) subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Agent or, if "Trade Date" is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than US$10,000,000, unless each of the Agent and, so long as no Default has occurred and is continuing, the Borrower otherwise consents to a lower amount (each such consent not to be unreasonably withheld or delayed);

(ii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement;

(iii) any assignment must be approved by each Issuing Bank (such approval not to be unreasonably withheld or delayed) unless the Person that is the proposed assignee is itself already a Lender;

(iv) any assignment must be approved by the Agent (such approval not to be unreasonably withheld or delayed) unless:

(A) the proposed assignee is itself already a Lender, or

(B) the proposed assignee is a bank whose senior, unsecured, non-credit enhanced, long term debt is rated at least A3, A- or A low by at least two of Moody's, S&P and DBRS Limited, respectively;

(v) any assignment must be approved by the Borrower (such approval not to be unreasonably withheld or delayed) unless the proposed assignee is itself already a Lender (or an Affiliate of a Lender) or a Default has occurred and is continuing; provided that the Parties acknowledge and agree that the consent of the Borrower shall not be considered to have been unreasonably withheld if it is withheld as a result of any proposed assignment to a Foreign Lender where as a result of such assignment any withholding taxes would be exigible in respect of such Foreign Lender;

(vi) no assignment shall be permitted unless immediately following such assignment:

(A) the aggregate Applicable Percentage of the assigning Lender together with the Applicable Percentage held by any Lender which is its Affiliate will be equal to the aggregate Applicable Percentage (as defined in the Hudbay ARCA) of the assigning Lender together with the Applicable Percentage (as defined in the Hudbay ARCA) held by any Lender which is its Affiliate under the Hudbay ARCA; and

(B) the aggregate Applicable Percentage of the applicable Eligible Assignee together with the Applicable Percentage held by any Lender which is its Affiliate will be equal to the aggregate Applicable Percentage (as defined in the Hudbay ARCA) of the applicable Eligible Assignee together with the Applicable Percentage (as defined in the Hudbay ARCA) held by any Lender which is its Affiliate under the Hudbay ARCA; and

(vii) the parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption, together with a processing and recordation fee of US$5,000 and the Eligible Assignee, if it is not a Lender, shall deliver any administrative questionnaire required by the Agent; provided that no such fee shall be payable if the Eligible Assignee is an Affiliate of a Lender. In furtherance of the foregoing, on the date of any such assignment pursuant to this Section, the Borrower shall deliver to the assigning Lender and the assignee Lender, in form and substance satisfactory to the assigning Lender and the assignee Lender, in exchange for the Peruvian Notes previously delivered by the Borrower to the assigning Lender, appropriately completed Peruvian Notes and Peruvian Note Completion Agreements, dated the effective date of such assignment, payable to such assigning Lender and to such assignee Lender, in an aggregate amount equal to their respective Advances and Commitments, after giving effect to such assignment, and otherwise duly completed.

(b) Subject to acceptance (if required) and recording thereof by the Agent pursuant to Section 11.3, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Loan Documents, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 13.8, 13.9 and 13.10, and shall continue to be liable for any breach of this Agreement by such Lender, in each case with respect to facts and circumstances occurring before the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 11.4. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Advance to the Borrower.

11.3 Register

The Agent shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Advances owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

11.4 Participations

(a) Any Lender may at any time without the consent of, or notice to, the Borrower or the Agent, sell participations to any Eligible Assignee (each, a "Participant") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Advances owing to it), provided that the percentage of the total Commitments and/or Advances purchased by a Participant from a Lender hereunder will be equal to the percentage of the total Commitments and/or Advances (as such terms are defined in the Hudbay ARCA) purchased by such Participant under the Hudbay ARCA from such Lender (or any of its Affiliates). However, (i) the Lender's obligations under this Agreement shall remain unchanged, (ii) the Lender shall remain solely responsible to the other parties hereto for the performance of its obligations and (iii) the Borrower, the Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any payment by a Participant to a Lender in connection with a sale of a participation shall not be or be deemed to be a repayment by the Borrower or a new Advance to the Borrower.

(b) Subject to the immediately following paragraph, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 13.9 and 13.10 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 11.2. To the extent permitted by Applicable Law, each Participant also shall be entitled to the benefits of Section 9.10 as though it were a Lender, provided such Participant agrees to be subject to Section 10.6 as though it were a Lender.

(c) A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 13.9.

11.5 Certain Pledges

Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, but no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

ARTICLE 12
SUCCESSOR COMPANIES AND
ADDITIONAL GUARANTORS

12.1 Certain Requirements in Respect of Merger, Etc.

The Obligors shall not, and shall not permit any other Restricted Party to, enter into any transaction (other than the CMMC Arrangement) (whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of any such amalgamation, of the continuing company resulting therefrom, or whereby the obligation of the Borrower or any other Obligor to pay amounts under this Agreement or any other Loan Document would become subject to novation or assumed or undertaken by any other such Person or continuing company, provided that it may do so and such Person or continuing company (the "Successor Corporation") shall become a party to this Agreement and/or a Guarantee, as the case may be, and the other Loan Documents, if:

(a) the Successor Corporation is a Guarantor, the Successor Corporation is a Subsidiary of Hudbay;

(b) either of the predecessors of the Successor Corporation was the Borrower, the Successor Corporation is the Borrower;

(c) either of the predecessors of the Successor Corporation was a Material Subsidiary which provided a Guarantee, the Successor Corporation is a Guarantor or the Borrower;

(d) either of the predecessors of the Successor Corporation was a Restricted Party, the Successor Corporation is a Restricted Party;

(e) the Successor Corporation shall execute and/or deliver to the Agent an agreement supplemental hereto in form reasonably satisfactory to the Agent and execute and/or deliver such other instruments, if any, which to the reasonable satisfaction of the Agent and the Peruvian Collateral Agent and in the opinion of counsel to the Borrower addressed to the Agent, the Peruvian Collateral Agent and the Lenders are necessary to evidence (i) the assumption by the Successor Corporation of liability under each Loan Document to which it is a party for the due and punctual payment of all money payable by any of the Obligors, as the case may be, thereunder, and (ii) the covenant of the Successor Corporation to pay the same and (iii) the agreement of the Successor Corporation to observe and perform all the covenants and obligations of such Obligor, as the case may be, under each Loan Document and to be bound by all the terms of each Loan Document so far as they relate to such Obligor, which instruments, if any, shall be in form reasonably satisfactory to the Agent; provided there shall be no obligation to deliver such instruments if the Successor Corporation is not an Obligor;

(f) such transaction shall, to the reasonable satisfaction of the Agent and the Required Lenders be upon such terms as to preserve and not to impair any of the rights and powers of the Agent, the Peruvian Collateral Agent, the Management and Guarantee Trustee, the Conditional Credit Assignment Agent, the Share Trustee, the Peruvian Intercreditor Agent, the Lenders and each of them;

(g) all Other Taxes payable as a result of such transaction have been paid by such Successor Corporation;

(h) such transaction will not result in any claim for increased costs pursuant to Section 13.10 or result in any Tax being levied on or payable by the Agent, the Peruvian Collateral Agent, the Management and Guarantee Trustee, the Conditional Credit Assignment Agent, the Share Trustee, the Peruvian Intercreditor Agent or any Lender (except for Excluded Taxes);

(i) such transaction will not cause, or have the result of the Agent, the Peruvian Collateral Agent, the Management and Guarantee Trustee, the Conditional Credit Assignment Agent, the Share Trustee, the Peruvian Intercreditor Agent, the Lenders or any of them being in default under, non-compliance with, or violation of, any Applicable Law;

(j) if the Successor Corporation is an Obligor, an opinion of counsel to the Successor Corporation substantially in the form and as to matters addressed in the opinion of counsel delivered pursuant to Section 5.1(d) shall have been delivered to the Agent;

(k) if the predecessors of the Successor Corporations are not all Obligors, each of the covenants set forth in Section 8.1 shall be satisfied on an actual and pro forma basis;

(l) the creditworthiness of the Successor Corporation (as determined by the Required Lenders) shall not be less than the creditworthiness of the relevant Restricted Party immediately prior to giving effect to such transaction;

(m) the Successor Corporation does not carry on any business other than the exploration, the development, construction and operation of mining properties and any operation relating to mining, and the distribution, processing, hedging (to the extent not prohibited by Section 8.6(d)), trading, exchange and sale of any products produced from or in connection with such mining properties;

(n) such transactions will not, in the opinion of the Agent acting reasonably, have a Material Adverse Effect; and

(o) no Default or Event of Default shall have occurred and be continuing or will occur as a result of such transaction.

Notwithstanding anything to the contrary in this Agreement, the Lenders consent to the CMMC Arrangement and agree that no Default or Event of Default shall arise hereunder as a result of the transactions to be completed by the Hudbay Group in connection with the CMMC Arrangement.

12.2 Vesting of Powers in Successor

Except in the case of an amalgamation or other transaction pursuant to which the Successor Corporation is liable for all of the obligations of the Borrower or the Guarantors, as the case may be, by operation of law, whenever the conditions of Section 12.1 above have been duly observed and performed, the Agent and each of the Lenders shall execute and deliver the supplemental agreement provided for in Section 12.1(e) and thereupon the Successor Corporation shall possess and from time to time may exercise each and every right and power of an Obligor, as applicable, under this Agreement and the Loan Documents in its own name or in the name of the Borrower or the Guarantors, as the case may be, or otherwise and any act or proceeding by any provision of this Agreement required to be done and performed with like force and effect by the like directors or officers of the Successor Corporation.

ARTICLE 13
MISCELLANEOUS PROVISIONS

13.1 Confirmation of Security

Each Obligor hereby confirms that each of the Security Documents which it has delivered to the Agent, the Peruvian Collateral Agent, the Management and Guarantee Trustee, the Conditional Credit Assignment Agent, the Share Trustee, the Peruvian Intercreditor Agent and the Lenders prior to the Effective Date:

(a) remains in full force and effect as general and continuing collateral security over all of the assets, property and undertaking of such Obligor, whether now or in the future owned or acquired, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted in favour of the Agent, the Peruvian Collateral Agent, the Management and Guarantee Trustee, the Conditional Credit Assignment Agent, the Share Trustee, the Peruvian Intercreditor Agent and the Lenders pursuant to the Security Documents continue to secure all of the debts, liabilities and obligations of such Obligor to the Agent, the Peruvian Collateral Agent, the Management and Guarantee Trustee, the Conditional Credit Assignment Agent, the Share Trustee, the Peruvian Intercreditor Agent and the Lenders now or hereafter arising, to the extent provided therein; and

(b) is enforceable against it by the Agent in accordance with its terms.

13.2 Severability, Etc.

If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, that provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement, without affecting the validity or enforceability of such provision in any other jurisdiction and, if applicable, without affecting its application to the other Parties or circumstances.

13.3 Amendment, Supplement or Waiver

No amendment, supplement or waiver of any provision of any Loan Document, nor any consent to any departure by an Obligor therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Agent for and on behalf of the Lenders or the Required Lenders, as the case may be, and then that waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. In addition, any amendment or supplement shall require the written consent of the other parties to the Loan Document in question. No waiver or act or omission of the Agent, the Lenders, or any of them, shall extend to or be taken in any manner whatsoever to affect any subsequent Default or breach by an Obligor of any provision of any Loan Document or the rights resulting therefrom.

13.4 Governing Law

(a) Each of the Loan Documents, except for those which expressly provide otherwise, shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in Ontario. Each Obligor irrevocably and unconditionally submits, for itself and its Property, to the non-exclusive jurisdiction of the courts of the Province of Ontario, and any appellate court from any of those courts, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Obligor or its Property in the courts of any jurisdiction. Each Obligor irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in court any of the Province of Ontario. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(b) Each Obligor other than Hudbay hereby nominates, constitutes and appoints Hudbay as its agent for service, to act as such and as such to sue and be sued, plead and be impleaded in any court in Ontario, and generally on its behalf to accept service of process and to receive all notices and to do all acts and to execute all deeds and other instruments relating to proceedings in any court in Ontario. This appointment shall be irrevocable without the prior consent of the Required Lenders upon the appointment of a substitute agent acceptable to the Required Lenders acting reasonably and, until that time, service of process or of papers and notices relating to proceedings in any court in Ontario upon Hudbay shall be sufficient service on all Obligors.

13.5 Conflicts

In the event of any conflict or inconsistency between the terms of this Agreement and any other Loan Document, the applicable terms of this Agreement shall govern.

13.6 Judgment Currency

To the extent permitted by Applicable Law, if any judgment or order is rendered and expressed in a currency other than the currency (the "Agreement Currency") in which amounts are payable under the Credit (i) for the payment of any amount owing by the Borrower in respect of the Credit or this Agreement, or (ii) in respect of a judgment or order of another court for the payment of any amount described in (i) above, the Agent and the Lenders, after recovery in full of the aggregate amount to which the Agent and the Lenders are entitled pursuant to the judgment or order, will be entitled to receive immediately from the Borrower the amount of any shortfall in the Agreement Currency received by the Agent or the Lenders as a consequence of sums paid in such other currency and will refund promptly to the Borrower any excess of the Agreement Currency received by the Lender as a consequence of sums paid in such other currency if such shortfall or such excess arises or results from any variation between the rate of exchange at which the Agreement Currency is converted into the currency of the judgment or order for the purposes of such judgment or order and the rate of exchange at which the Agent or the Lenders are able, acting in a reasonable manner and in good faith in converting the currency received into the Agreement Currency, to purchase the Agreement Currency with the amount of the currency of the judgment or order actually received by the Lender. The term "rate of exchange" includes, without limitation, any premiums and costs of exchange payable in connection with the purchase of or conversion into the Agreement Currency. Any amount due from the Borrower under the provisions of this Section 13.6 shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of the Credit or this Agreement.

13.7 Liability of Lenders

The liability of the Lenders in respect of all matters relating to this Agreement and the other Loan Documents is several and not joint or joint and several. Without limiting that statement, the obligations of the Lenders to make Advances is limited to their respective Applicable Percentages of any Advance that is requested, and, in the aggregate, to their respective Applicable Percentages of the total amounts of the Credit.

13.8 Expenses and Indemnity

(a) The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Agent, its Affiliates and the Lenders, including the fees, charges and disbursements of counsel for the Agent, in connection with the syndication of the Credit, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby are consummated), (ii) without duplication, all out-of-pocket expenses incurred by any Issuing Bank in connection with the issuance, amendment, renewal or extension of any L/C or any demand for payment thereunder and (iii) all out-of-pocket expenses incurred by the Agent or any Lender, including the fees, charges and disbursements of counsel, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section, or in connection with the Advances made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Advances.

(b) The Borrower shall indemnify the Agent (and any sub-agent thereof), each Lender and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, Claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel or expert consultation for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Restricted Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Advance or the use or proposed use of the proceeds therefrom (including any refusal by an Issuing Bank to honour a demand for payment under an L/C if the documents presented in connection with such demand do not strictly comply with the terms of such L/C), (iii) any actual or alleged presence or Release of any Hazardous Materials in, on, under or from any real property as defined in or regulated by any Applicable Law (including Environmental Law) or Governmental Authority from time to time on or from any Property owned or operated by any Hudbay Group Member, or any remedial, rehabilitation or other restoration action taken by the Agent or Lender with respect thereto or any actual or alleged breach of Applicable Law (including Environmental Law) with respect to environmental or natural resource matters or human health that is related in any way to any Restricted Party (including without limitation all Environmental Laws), or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by a Restricted Party and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, penalties, fines, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower or any other Restricted Party against an Indemnitee for breach in bad faith of such Indemnitee's obligations hereunder or under any other Loan Document, if the Restricted Party has obtained a final and non-appealable judgment in its favour on such claim as determined by a court of competent jurisdiction, nor shall it be available in respect of matters specifically addressed in Sections 13.8(a), 13.9 and 13.10.

(c) All amounts due under this Section 13.8 shall be payable promptly after demand therefor. A certificate of the Agent or a Lender setting forth the amount or amounts owing to the Agent, Lender or a sub-agent or Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error.

13.9 Taxes

(a) If any Obligor, the Agent, or any Lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of an Obligor hereunder or under any other Loan Document, then (i) the deductions shall be assumed by the Obligor in accordance with Article 47 of the Peruvian Income Tax Law or, if this were not possible, the sum payable shall be increased by that Obligor when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section) the Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Obligor shall make any such deductions required to be made by it under Applicable Law and (iii) the Obligor shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law.

(b) Without limiting the provisions of the immediately preceding paragraph, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

(c) The Borrower shall indemnify the Agent and each Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Agent or such Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Lender, shall be prima facie evidence of the amount.

(d) As soon as practicable after any payment of Indemnified Taxes or Other Taxes by an Obligor to a Governmental Authority, the Obligor shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent.

(e) Any Lender that is entitled to an exemption from or reduction of withholding tax under the law of Peru, or any treaty to which Peru is a party, with respect to payments hereunder or under any other Loan Document shall, at the request of Hudbay or the Agent, deliver to the Borrower (with a copy to the Agent), at the time or times reasonably requested by Hudbay or the Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding.

(f) If the Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which an Obligor has paid additional amounts pursuant to this Section or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Borrower or the Obligor, as applicable, an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower or Obligor under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Agent or such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). The Borrower and each Obligor, as applicable, upon the request of the Agent or such Lender, agrees to repay the amount paid over to the Borrower or Obligor (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent or such Lender if the Agent or such Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph shall not be construed to require the Agent or any Lender to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

13.10 Increased Costs, Etc.

(a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii) subject any Lender to any Tax of any kind whatsoever with respect to this Agreement or any Advance made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 13.9 and the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or

(iii) impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Advances made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Advance (or of maintaining its obligation to make any such Advance), or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or any other amount), then upon request of such Lender the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b) If any Lender determines that any Change in Law affecting such Lender or any Lending Office of such Lender or such Lender's holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Advances made by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender's policies and the policies of its holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered.

(c) A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender's right to demand such compensation, except that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine months before the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender's intention to claim compensation therefor, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

13.11 Mitigation Obligations; Replacement of Lenders

(a) If any Lender requests compensation under Section 13.10, or requires the Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 13.9, then such Lender shall use reasonable commercial efforts to designate a different lending office for funding or booking its Advances hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 13.9 or 13.10, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment unless the Borrower has repaid or replaced the Lender in accordance with Section 13.11(b).

(b) If any Lender requests compensation under Section 13.10, if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 13.9, if any Lender's obligations are suspended pursuant to Section ~~13.14~~ 13.15 or if any Lender defaults in its obligation to fund Advances hereunder, then the Borrower may, at its sole expense and effort, upon 10 days' notice to such Lender and the Agent, either (i) repay all Obligations to the Lender and reduce the amount of the Credit by an amount equal to the Lender's Commitment, or (ii) require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 11.2), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(i) in the case of an assignment, the Borrower pays the Agent the assignment fee specified in Section 11.2(a)(vii);

(ii) the Lender receives payment of an amount equal to the outstanding principal of its Advances, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from any assignee and/or the Borrower;

(iii) in the case of any assignment resulting from a claim for compensation under Section 13.10 or payments required to be made pursuant to Section 13.9, such assignment will result in a reduction in such compensation or payments thereafter; and

(iv) any assignment does not conflict with Applicable Law.

(c) A Lender shall not be required to make any such assignment or delegation or accept repayment if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation or repayment cease to apply.

13.12 FATCA

(a) If the Agent reasonably believes that its obligations under FATCA or any other applicable law or regulation requires it, each Lender shall supply to the Agent:

(i) a withholding certificate on Form W-8, Form W-9 or any other relevant form; or

(ii) any withholding statement or other document, authorization or waiver as the Agent may require to certify or establish the status of such Lender under FATCA or that other law or regulation;

unless it is unlawful for the Lender to do so.

(b) The Agent shall provide any withholding certificate, withholding statement, document, authorization or waiver it receives from a Lender pursuant to paragraph (a) above to the Borrower.

(c) If any withholding certificate, withholding statement, document, authorisation or waiver provided to the Agent by a Lender pursuant to paragraph (a) above is or becomes materially inaccurate or incomplete, that Lender shall promptly update it and provide such updated withholding certificate, withholding statement, document, authorisation or waiver to the Agent unless it is unlawful for the Lender to do so (in which case the Lender shall promptly notify the Agent). The Agent shall provide any such updated withholding certificate, withholding statement, document, authorisation or waiver to the Borrower.

(d) The Agent may rely on any withholding certificate, withholding statement, document, authorization or waiver it receives from a Lender pursuant to paragraph (a) or (c) above without further verification. The Agent shall not be liable for any action taken by it under or in connection with this Section 13.12.

13.13 Anti-Money Laundering Legislation

(a) The Obligors acknowledge that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and "know your client" Applicable Laws , whether within Canada or elsewhere (collectively, including any guidelines or orders thereunder, (collectively, including any guidelines or orders thereunder, "AML Legislation"), the Lenders and the Agent may be required to obtain, verify and record information regarding the Hudbay Group, their directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Hudbay Group, and the transactions contemplated hereby. The Obligors shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent, or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(b) If the Agent has ascertained the identity of any Hudbay Group Member or any authorized signatories of a Hudbay Group Member for the purposes of applicable AML Legislation, then the Agent:

(i) shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a "written agreement" in such regard between each Lender and the Agent within the meaning of applicable AML Legislation; and

(ii) shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that the Agent has no obligation to ascertain the identity of any Hudbay Group Member or any authorized signatories of the Obligors on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any such authorized signatory in doing so.

13.14 Acknowledgement and Consent to Bail-In of Affected Financial Institutions

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any ~~Bail-in~~ Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

13.15 Illegality

If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make or maintain any Advance (or to maintain its obligation to make any Advance), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Advances, or take any necessary steps with respect to any L/C in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

13.16 Notices

(a) Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section ~~13.15(c~~13.16(c)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified beside the respective signatures of the parties to this Agreement or on any Assignment and Assumption or, if to an Obligor other than the Borrower, in care of Hudbay.

(b) Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a Banking Day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next Banking Day for the recipient). Notices delivered through electronic communications to the extent provided in Section ~~13.15(c~~13.16(c), shall be effective as provided in that Section.

(c) Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including email and Internet or intranet websites) pursuant to procedures approved by the Agent in writing. The Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it in writing, but approval of such procedures may be limited to particular notices or communications.

(d) Unless the Agent otherwise prescribes, (i) notices and other communications sent to an email address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return email or other written acknowledgement), except that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Banking Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its email address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(e) Any party to this Agreement may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

13.17 Time of the Essence

Time is of the essence of this Agreement.

13.18 Term of Agreement

Except as otherwise provided herein, this Agreement shall remain in full force and effect until the indefeasible payment and performance in full in cash of all of the Obligations. The obligations of the Obligors in Sections 13.8, 13.9 and 13.10 and of the Lenders in Section 10.9(c) shall continue for the benefit of those to whom the obligations are owed notwithstanding the termination of this Agreement or the termination of any particular Person's role as Obligor, Agent or Lender.

13.19 Counterparts and Facsimile

(a) This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Except as provided in Article 5, this Agreement and the amendment and restatement of the Original Credit Agreement contemplated hereby shall become effective when it has been executed by the Agent and when the Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

(b) The words "execution," "signed," "signature," and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

13.20 Waiver of Jury Trial, Consequential Damages, Etc.

(a) Each party hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement or any other Loan Document or the transactions contemplated hereby or thereby (whether based on contract, tort or any other theory).

(b) To the fullest extent permitted by Applicable Law, the Restricted Parties shall not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Advance or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(c) The Borrower acknowledges and agrees that none of the Agent or the Lenders shall have any liability to it in relation to any due diligence investigations conducted by any of them in connection with the transactions contemplated hereby or be under any obligation whatsoever to disclose to them any information received or facts disclosed by any such investigations. The Borrower further acknowledges and agrees that it is not relying, will not rely, and will not be deemed, in any respect whatsoever, to have relied upon the facts received by and information disclosed to any of the Agent or the Lenders under or in connection with such due diligence investigations.

(d) Each party hereto (a) certifies that no representative, agent or attorney of any other Person has represented, expressly or otherwise, that such other Person would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the other Loan Documents by, among other things, the mutual waivers and certifications in this Section.

13.21 Treatment of Certain Information: Confidentiality

(a) Each of the Agent and the Lenders agrees to maintain the confidentiality of Information, except that Information may be disclosed (a) to it, its Affiliates and its and its Affiliates' respective partners, directors, officers, employees, agents, advisors, insurers, other credit support providers and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority or Governmental Authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap, Derivative, credit-linked note or similar transaction relating to the Borrower and the Obligations, (g) with the consent of the Borrower, (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Agent or any Lender on a non-confidential basis from a source other than a Restricted Party or (i) to any lender or agent under the Hudbay ARCA or any documents entered into in connection therewith.

(b) For purposes of this Section, "Information" means all information received in connection with this Agreement from any Restricted Party relating to any Restricted Party or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Agent or any Lender on a non-confidential basis. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the Credit as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such Person normally makes available in the course of its business of assigning identification numbers.

(c) In addition, and notwithstanding anything herein to the contrary, the Agent may provide the information described on Schedule ~~13.20(c~~13.21(c) concerning the Borrower and the Credit to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

13.22 Entire Agreement

This Agreement and the other Loan Documents constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior correspondence, agreements, negotiations, discussions and understandings, written or oral. Except as specifically specified in this Agreement or any other Loan Document, there are no representations, warranties, conditions or other agreements or acknowledgments, whether direct or collateral, express or implied, written or oral, statutory or otherwise, that form part of or affect this Agreement or the agreements referred to herein, or which induced any Party to enter into this Agreement or the agreements referred to herein or on which reliance is placed by any Party.

   [Signature pages follow]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement.

Address for Notice

25 York Street Toronto, Ontario M5J 2V5 Attention: Chief Financial Officer Telephone: 416.362.4759 and Attention: Vice President and General Counsel Telephone: 416.362.2576	HUDBAY PERU S.A.C. By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice
25 York Street Toronto, Ontario M5J 2V5 Attention: Chief Financial Officer Telephone: 416.362.4759 and Attention: Vice President and General Counsel Telephone: 416.362.2576	HUDBAY MINERALS INC. By: ____________________________ Name: Title: By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

25 York Street Toronto, Ontario M5J 2V5 Attention: Chief Financial Officer Telephone: 416.362.4759 and Attention: Vice President and General Counsel Telephone: 416.362.2576	HUDBAY MARKETING & SALES INC. By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

25 York Street Toronto, Ontario M5J 2V5 Attention: Chief Financial Officer Telephone: 416.362.4759 and Attention: Vice President and General Counsel Telephone: 416.362.2576	HUDBAY PERU INC. By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

25 York Street Toronto, Ontario M5J 2V5 Attention: Chief Financial Officer Telephone: 416.362.4759 and Attention: Vice President and General Counsel Telephone: 416.362.2576	HUDBAY (BVI) INC. By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

25 York Street Toronto, Ontario M5J 2V5 Attention: Chief Financial Officer Telephone: 416.362.4759 and Attention: Vice President and General Counsel Telephone: 416.362.2576	6502873 CANADA INC. By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

25 York Street Toronto, Ontario M5J 2V5 Attention: Chief Financial Officer Telephone: 416.362.4759 and Attention: Vice President and General Counsel Telephone: 416.362.2576	HUDBAY ARIZONA (BARBADOS) SRL By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

25 York Street Toronto, Ontario M5J 2V5 Attention: Chief Financial Officer Telephone: 416.362.4759 and Attention: Vice President and General Counsel Telephone: 416.362.2576	HUDBAY ARIZONA (US) CORPORATION By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

25 York Street Toronto, Ontario M5J 2V5 Attention: Chief Financial Officer Telephone: 416.362.4759 and Attention: Vice President and General Counsel Telephone: 416.362.2576	HUDBAY ARIZONA (US) HOLDING CORPORATION By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

25 York Street Toronto, Ontario M5J 2V5 Attention: Chief Financial Officer Telephone: 416.362.4759 and Attention: Vice President and General Counsel Telephone: 416.362.2576	COBRE VERDE DEVELOPMENT CORPORATION By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

25 York Street Toronto, Ontario M5J 2V5 Attention: Chief Financial Officer Telephone: 416.362.4759 and Attention: Vice President and General Counsel Telephone: 416.362.2576	~~ROSEMONT~~ COPPER ~~COMPANY~~WORLD, INC. By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

25 York Street Toronto, Ontario M5J 2V5 Attention: Chief Financial Officer Telephone: 416.362.4759 and Attention: Vice President and General Counsel Telephone: 416.362.2576	MASON RESOURCES (US) INC. By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

25 York Street Toronto, Ontario M5J 2V5 Attention: Chief Financial Officer Telephone: 416.362.4759 and Attention: Vice President and General Counsel Telephone: 416.362.2576	11215850 CANADA LIMITED By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

25 York Street Toronto, Ontario M5J 2V5 Attention: Chief Financial Officer Telephone: 416.362.4759 and Attention: Vice President and General Counsel Telephone: 416.362.2576	SONORAN PROPERTY INVESTORS LLC By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

Canadian Imperial Bank of Commerce

Infrastructure/Technology, Infrastructure and Innovation

595 Bay Street, CPS-5th Floor

Toronto, Ontario M5G 2C2

Attention:  Global Agent Administration Services

Telephone: [REDACTED - PERSONAL INFORMATION]

Email: [REDACTED - PERSONAL INFORMATION]

with a copy to:

Canadian Imperial Bank of Commerce

161 Bay Street, 8th Floor

Toronto, Ontario M5J 2S8

Attention: [REDACTED - PERSONAL INFORMATION]

Telephone: [REDACTED - PERSONAL INFORMATION]
Email: [REDACTED - PERSONAL INFORMATION]

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent By: ____________________________ Name: Title: By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

Canadian Imperial Bank of Commerce
Global Mining
161 Bay Street, 8th Floor
Toronto, Ontario
M5J 2S8

Attention: [REDACTED - PERSONAL INFORMATION]
Telephone: [REDACTED - PERSONAL INFORMATION]
Email: [REDACTED - PERSONAL INFORMATION]

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender By: ____________________________ Name: Title: By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

The Bank of Nova Scotia

40 ~~King~~ Temperance Street ~~West~~, ~~62nd~~  6th Floor

Toronto, Ontario M5H ~~1H1~~0B4

Attention: [REDACTED - PERSONAL INFORMATION]

Telephone: [REDACTED - PERSONAL INFORMATION]
Email: [REDACTED - PERSONAL INFORMATION]

THE BANK OF NOVA SCOTIA, as Lender By: ____________________________ Name: Title: By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

1325 Avenue of the Americas, 11th Floor New York, New York 10019 Attention: [REDACTED - PERSONAL INFORMATION] Telephone: [REDACTED - PERSONAL INFORMATION]	ING CAPITAL LLC By: ____________________________ Name: Title: By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

Bank of Montreal 100 King St. West 4th Floor Toronto, Ontario M5X 1H3 Attention: [REDACTED - PERSONAL INFORMATION] Telephone: [REDACTED - PERSONAL INFORMATION]	BANK OF MONTREAL By: ____________________________ Name: Title: By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

Royal Bank of Canada 4th Floor, South Tower Royal Bank Plaza 200 Bay Street Toronto, Ontario M5J 2W7 Attention: [REDACTED - PERSONAL INFORMATION] Telephone: [REDACTED - PERSONAL INFORMATION]	ROYAL BANK OF CANADA By: ____________________________ Name: Title: By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

The Toronto-Dominion Bank TD Tower, 9th Floor 66 Wellington Street Toronto, Ontario M5K 1A2 Attention: [REDACTED - PERSONAL INFORMATION] Telephone: [REDACTED - PERSONAL INFORMATION]	THE TORONTO-DOMINION BANK By: ____________________________ Name: Title: By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

National Bank of Canada 130 King Street West, 32nd Floor Toronto, Ontario M5X 1J9 Attention: [REDACTED - PERSONAL INFORMATION] Telephone: [REDACTED - PERSONAL INFORMATION]	NATIONAL BANK OF CANADA By: ____________________________ Name: Title: By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

Barclays Bank PLC 745 Seventh Avenue, 8th Floor New York, NY 10019 Attention: [REDACTED - PERSONAL INFORMATION] Email: [REDACTED - PERSONAL INFORMATION] Telephone: [REDACTED - PERSONAL INFORMATION]	BARCLAYS BANK PLC By: ____________________________ Name: Title: By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

Address for Notice

Scotiabank Perú S.A.A. Av. Dionisio Derteano 102, San Isidro, Lima, Perú Attention: [REDACTED - PERSONAL INFORMATION] Telephone: [REDACTED - PERSONAL INFORMATION]	SCOTIABANK PERÚ S.A.A. By: ____________________________ Name: Title: By: ____________________________ Name: Title:

Signature Page to Third Amended and Restated Credit Agreement

SCHEDULE A

LENDERS' APPLICABLE PERCENTAGES

Canadian Imperial Bank of Commerce	[REDACTED - COMMERCIALLY SENSITIVE INFORMATION]

The Bank of Nova Scotia	[REDACTED - COMMERCIALLY SENSITIVE INFORMATION]

ING Capital LLC	[REDACTED - COMMERCIALLY SENSITIVE INFORMATION]

National Bank of Canada	[REDACTED - COMMERCIALLY SENSITIVE INFORMATION]

Bank of Montreal	[REDACTED - COMMERCIALLY SENSITIVE INFORMATION]

Royal Bank of Canada	[REDACTED - COMMERCIALLY SENSITIVE INFORMATION]

The Toronto-Dominion Bank	[REDACTED - COMMERCIALLY SENSITIVE INFORMATION]

Barclays Bank PLC	[REDACTED - COMMERCIALLY SENSITIVE INFORMATION]

Scotiabank Perú S.A.A.	[REDACTED - COMMERCIALLY SENSITIVE INFORMATION]

SCHEDULE B

FORM OF ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the "Assignment and Assumption") is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the "Assignor") and [Insert name of Assignee] (the "Assignee"). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the "Credit Agreement"), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Agent as contemplated below (i) all of the Assignor's rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the Credit identified below (including without limitation any Letters of Credit included in the Credit) and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the "Assigned Interest"). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

(1)	Assignor:

(2)	Assignee:

(3)	Borrower:	Hudbay Peru S.A.C.

(4)	Agent:	Canadian Imperial Bank of Commerce, as the Agent under the Credit Agreement

(5) Credit Agreement: The Third Amended and Restated Credit Agreement effective as of October 26, 2021 between Hudbay Peru S.A.C. and others as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors, Canadian Imperial Bank of Commerce as Administrative Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time

(6) Assigned Interest:

Aggregate Amount of Commitments / Advances for all Lenders	Amount of Commitment / Advances Assigned[1]	Percentage Assigned of Commitment / Advances[2]
$	$	%
$	$	%
$	$	%

(7) [Trade Date: ]

_______________________________

1 Amount to be adjusted by the counterparties to take into account any reductions made between the Trade Date and the Effective Date.

2 Set forth, to at least 9 decimals, as a percentage of the Commitments / Advances of all Lenders thereunder.

Effective Date:  , 20 ___ [TO BE INSERTED BY AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR

[NAME OF ASSIGNOR]

By:    ___________________________

          Title:

ASSIGNEE

[NAME OF ASSIGNEE]

By:    ___________________________

          Title:

[Consented to and]3  Accepted:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent

By

Title:

[Consented to:]4

[NAME OF RELEVANT PARTY] By

___________________________________

[TITLE]

_______________________________

3 To be added only if the consent of the Agent is required by Section 11.2 of the Credit Agreement.

4 To be added for each relevant party only if the consent of the Borrower and/or the Issuing Banks is required by Section 11.2, of the Credit Agreement

ANNEX 1 to Assignment and Assumption

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1 Assignor. The Assignor: (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any Lien and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of Hudbay, the Borrower, any of their Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2 Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iii) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 8.3(a) thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Agent or any other Lender, and (iv) if it is a Foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to Section 13.9(e) of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2. Payments. From and after the Effective Date, the Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

SCHEDULE C

COMPLIANCE CERTIFICATE

TO: THE LENDERS (as defined in the Credit Agreement referred to below)

AND TO: CANADIAN IMPERIAL BANK OF COMMERCE, as Agent

Canadian Imperial Bank of Commerce
Infrastructure/Technology, Infrastructure and Innovation
595 Bay Street, CPS-5th Floor
Toronto, Ontario M5G 2C2

Attention:  Global Agent Administration Services
Telephone: [REDACTED - PERSONAL INFORMATION]
Email: [REDACTED - PERSONAL INFORMATION]

with a copy to:

Canadian Imperial Bank of Commerce
161 Bay Street, 8th Floor
Toronto, Ontario M5J 2S8

Attention: [REDACTED - PERSONAL INFORMATION]
Email: [REDACTED - PERSONAL INFORMATION]

We refer to Section 8.3(a)(iii) of the Third Amended and Restated Credit Agreement effective as of October 26, 2021 between Hudbay Peru S.A.C. and others as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors, Canadian Imperial Bank of Commerce as Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement"). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement. This Compliance Certificate relates to the Borrower's fiscal [quarter/year] ended  (the "[Quarter/Year] End").

1. The Borrower hereby certifies that:

13.23 the representations and warranties made in Section 7.1 of the Credit Agreement and each of the other Loan Documents, other than those expressly stated to be made as of a specific date, were true and correct on the [Quarter/Year] End and are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the [Quarter/Year] End and date hereof;

13.24 no Default or Event of Default had occurred and was continuing as of the [Quarter/Year] End; and

13.25 no Default or Event of Default has occurred and is continuing on the date hereof [or as the case may be].

ARTICLE 14 The Borrower hereby certifies that, as of the [Quarter/Year] End:

14.1 the Senior Secured Debt to EBITDA Ratio was ■:■;

14.2 the Interest Coverage Ratio was ■:■; and

14.3 the Total Net Debt to EBITDA Ratio was ■:■.

ARTICLE 15 The Borrower hereby certifies that during the fiscal [quarter/year] immediately preceding the [Quarter/Year] End, the maximum aggregate balance of the U.S. Bank Interest Payment Accounts was ■ and the balance as at the [Quarter/Year End] was $■.

ARTICLE 16 Appendix A attached sets out the calculations referred to in item 2 above.

ARTICLE 17 Appendix B attached sets out a complete, detailed and accurate list of all Equity Interests or other securities owned or held by any Hudbay Group Member in any Person who is not a Subsidiary of such Hudbay Group Member as at the as at [Quarterly/Year] End.

ARTICLE 18 Except as disclosed pursuant to Sections 8.3(b)(i)(L), 8.3(b)(i)(N), 8.3(b)(i)(P) and 8.3(b)(i)(R) of the Credit Agreement or as disclosed in writing to the Agent in connection with the delivery of this Compliance Certificate no mining claims, real property, interest in mining claims or interest in mining claims or real property (including any Mine Properties, Owned Real Property, Leased Real Property, Mining Leases, Mining Rights and Mining Title) has been acquired by any Hudbay Group Member in Peru since the date of the most recently delivered Compliance Certificate and except as disclosed in writing to the Agent no such mining claim, real property, interest in mining claims or interest in real property (including any Mine Properties, Owned Real Property, Leased Real Property, Mining Leases, Mining Rights and Mining Title) is or could reasonably be expected to be material to: (a) the operation of the Constancia Mine, (b) the operation of the Borrower or (c) the Hudbay Group's business, affairs, property, liabilities or financial condition in Peru.

DATED _________________, 20___.

HUDBAY PERU S.A.C.

By
Name:
Title:

Name:
Title:

SCHEDULE D

PERUVIAN NOTES

PAGARÉ

Monto: US$ ________________	Fecha de Vencimiento: ________________

En virtud del presente Pagaré (el "Pagaré"), emitido de conformidad con el artículo 10 de la Ley de Títulos Valores, Ley No. 27287 (la "Ley de Títulos Valores"), nosotros, HUDBAY PERU S.A.C. (el "Deudor"), sociedad inscrita en la Partida Electrónica No. 11769292 del Registro de Personas Jurídicas de la Oficina Registral de Lima, con domicilio para estos efectos en Av. Jorge Chávez 235, departamento 701, distrito de Miraflores, provincia y departamento de Lima, Perú, representada por [●], identificado con [●] N° [●], según poderes otorgados mediante [●] de fecha [●], reconocemos que debemos y nos obligamos a pagar en forma incondicional en la fecha de vencimiento indicada en este Pagaré, en Dólares de los Estados Unidos de América (tal como lo permite el artículo 50.1 de la Ley de Títulos Valores) a la orden y disposición de [insert Lender name] (el "Acreedor") o, en caso de su negociación o transferencia, a la orden y disposición de la persona natural o jurídica tenedora del presente título valor, contra la presentación del original de este Pagaré debidamente completado, mediante depósito o transferencia de fondos en la cuenta [insert account information], o en el lugar que este Pagaré sea presentado a cobro en su vencimiento, la suma de US$ _______________________ (______________________________________________ Dólares de los Estados Unidos de América), más los intereses compensatorios y moratorios que se devenguen hasta su pago total, y cualquier otra suma adeudada conforme al presente Pagaré, el "Acuerdo de Llenado de Pagaré" de fecha [●] de [●] de 2021 que hemos entregado al, y suscrito con el, Acreedor (el "Acuerdo de Llenado de Pagaré") y el Contrato de Crédito (tal como se define en este Pagaré).

La suma antes indicada es adeudada por nuestra parte a favor del Acreedor por obligaciones contraídas en virtud del documento denominado Third Amended and Restated Credit Facility suscrito entre el Deudor, Canadian Imperial Bank of Commerce, actuando como Agente Administrativo (o cualquier sucesor o cesionario según lo establecido en el Contrato de Crédito, el "Agente Administrativo"), y los demás prestamistas y entidades referidos en dicho contrato de fecha [●] de [●] de 2021, conforme éste haya sido o sea modificado de tiempo en tiempo (el "Contrato de Crédito"). El Pagaré será llenado de acuerdo con el Acuerdo de Llenado de Pagaré.

El Deudor se obliga a pagar en relación con la suma mencionada en el primer párrafo del presente Pagaré, a partir del día siguiente de la fecha de vencimiento de este Pagaré (e incluyendo dicha fecha o de la fecha en que hubiere incumplido con el pago de los intereses de este Pagaré), y hasta la fecha de su pago total (pero excluyendo dicha fecha), un interés compensatorio ascendente a 23% anual y un interés moratorio ascendente a 2% anual, en ambos casos calculado sobre la base de un año de 360 días calendario.

Para efectos del presente Pagaré, resultarán aplicables las siguientes definiciones:

"Dólares de los Estados Unidos de América" o "Dólares" significa la moneda de curso legal en los Estados Unidos de América.

Cada pago que realice el Deudor al tenedor de este Pagaré de conformidad con el mismo será efectuado libre de cualquier deducción o retención de cualquier "Indemnified Taxes" u "Other Taxes" (tal como dichos términos se definen en el Contrato de Crédito), excepto según sea requerido por la legislación aplicable. Si el Deudor es requerido por la legislación aplicable a deducir o retener cualquier Indemnified Tax u Other Tax de cualquier suma a ser pagada bajo el presente Pagaré, entonces (i) el Deudor asumirá el importe del mismo, conforme a lo dispuesto en el artículo 47 de la Ley del Impuesto a la Renta, o (ii) la suma a ser pagada bajo el presente Pagaré será incrementada en la cantidad que sea necesaria para que, una vez hechas las deducciones o retenciones correspondientes (incluyendo las deducciones aplicables a sumas adicionales a ser pagadas bajo este párrafo), el tenedor de este Pagaré reciba un monto equivalente a la suma que hubiera recibido si dichas deducciones o retenciones no hubieran sido efectuadas.

El Deudor se obliga incondicionalmente a pagar al tenedor de este Pagaré los gastos de cobranza, gastos notariales, así como cualquier otro gasto, comisiones, costas y costos judiciales, extrajudiciales, tributos y cualquier otro concepto a que hubiere lugar (incluyendo honorarios de abogados y asesores) y cualquier otra suma debida al tenedor de este Pagaré en relación con el Pagaré, obligándose el Deudor a pagar sobre dichos gastos el mismo interés moratorio pactado en este Pagaré, desde el día siguiente de su vencimiento hasta la total cancelación del monto liquidado por el Acreedor.

En aplicación de lo dispuesto por el artículo 49° de la Ley Títulos Valores, el Deudor presta desde ahora, y por todo el tiempo que se encuentren vigentes o impagas las obligaciones representadas por el presente Pagaré, su consentimiento expreso e irrevocable para que el tenedor del presente Pagaré pueda renovar y prorrogar el mismo a su vencimiento o después de él, no requiriendo que tal prórroga o renovación sea notificada ni aceptada por el Deudor, bastando para ello que dicho tenedor efectúe la anotación o las anotaciones correspondientes en este documento.

Las obligaciones bajo el presente Pagaré no se extinguirán aún en caso que el mismo se perjudique por causas atribuibles al tenedor del Pagaré, constituyendo éste un pacto en contrario a lo dispuesto en el artículo 1233° del Código Civil.

El monto del presente Pagaré y el interés compensatorio y moratorio correspondiente, así como cualquier otra suma adeudada en virtud de este Pagaré, deberán ser pagados por el Deudor en la misma moneda extranjera en que se establece el importe que representa el Pagaré.

En el supuesto de que en el futuro se dictase cualquier norma o disposición legal que estableciese que no pueden pagarse obligaciones pactadas en moneda extranjera en moneda libremente convertible (Dólares de los Estados Unidos de América), el Deudor no quedará eximido por ninguna circunstancia del pago de su obligación contenida en este Pagaré, para lo cual queda además obligado a seguir los procedimientos legalmente existentes para cancelar en Dólares de los Estados Unidos de América la obligación de pago que le corresponde en virtud del Pagaré evitando que el tenedor del Pagaré sufra pérdidas cambiarias en la cancelación por el Deudor de dicha obligación de pago.

Por otro lado, y solo para el caso en que eventualmente resulte necesario efectuar la conversión a moneda distinta para los fines de obtener una resolución de una corte, el tipo de cambio aplicable será aquel publicado por la Superintendencia de Banca, Seguros y AFP en el Diario Oficial El Peruano al cierre del día hábil inmediato anterior a la resolución de la corte bajo el titulo "compra y venta de moneda extranjera - tipo de cambio promedio ponderado" (o similar, de ser el caso), siendo que, en caso el tipo de cambio no pudiera ser calculado de acuerdo a lo anterior, el Agente Administrativo determinará el tipo de cambio por referencia a las cotizaciones recibidas de por lo menos tres bancos en Perú elegidos por el Agente Administrativo, cuyas cotizaciones deberán estar en vigencia en la fecha de cálculo, y el tipo de cambio a ser utilizado será el promedio de las cotizaciones recibidas. Si hubiere alguna modificación en el tipo de cambio entre la fecha descrita en la oración anterior y la fecha de pago del monto debido, el Deudor pagará los montos adicionales que sean necesarios para completar el monto debido para poder adquirir la cantidad de Dólares que se hubiera adquirido en la fecha señalada en la oración anterior.

De conformidad con el artículo 52° de la Ley de Título Valores, este Pagaré es "sin protesto" y, en ese sentido, el tenedor de este Pagaré no requerirá protestarlo a efectos de su ejecución. Sin perjuicio de ello, el tenedor de este Pagaré estará facultado a protestarlo en caso de no pago, si éste considera dicho protesto conveniente, en cuyo caso las gastos de dicho procedimiento notarial o formalidad sustituta se encontrarán a cargo del Deudor. El protesto deberá ser realizado por medio de una notificación dirigida a la dirección del domicilio del Deudor indicado en el presente Pagaré.

El presente Pagaré está sujeto, será interpretado y se regirá por las disposiciones de la Ley de Títulos Valores y demás normas y leyes de la República del Perú.

El Deudor se somete expresamente a la competencia de los jueces y tribunales del distrito judicial de Lima-Cercado para todos los efectos, actos y consecuencias que se deriven de la emisión, interpretación, pago, ejecución y cobranza de la cantidad representada en el presente Pagaré, así como de los intereses, comisiones y gastos que se originen con relación al mismo, renunciando al fuero de su domicilio.

El Deudor señala como su domicilio para cualquier notificación, comunicación o requerimiento que deba efectuarse en relación al presente Pagaré, sea de carácter judicial o extrajudicial, el indicado al inicio del presente Pagaré, lugar donde se le reputará siempre presente para todos los efectos del presente Pagaré hasta el momento en que el Deudor cumpla con pagar la integridad de la suma representada por el mismo.

El Deudor expresamente autoriza al Acreedor a completar el presente Pagaré de conformidad con el Acuerdo de Llenado de Pagaré, conforme lo permite el artículo 10° de la Ley de Títulos Valores del Perú, Ley No. 27287. En este acto, el Deudor declara haber recibido copia de este Pagaré así como del Acuerdo de Llenado de Pagaré, a su completa y entera satisfacción.

Se deja expresa constancia que el presente Pagaré consta de [3] páginas que constituyen en conjunto un solo documento.

Lima, [●] de [●] de 2021.

________________________________________________________

HUDBAY PERU S.A.C.

RUC Nº: 20511165181

Nombre del Representante: [●]

Cargo: [●]

Documento de Identidad: [●] N° [●]

SCHEDULE E

PERUVIAN NOTE COMPLETION AGREEMENT

ACUERDO DE LLENADO DE PAGARÉ

Las partes acuerdan que el Pagaré incompleto (en adelante, el "Pagaré"), emitido en esta misma fecha por HUDBAY PERU S.A.C. (en adelante, el "Deudor"), con R.U.C. No. 20511165181, sociedad inscrita en la Partida Electrónica No. 11769292 del Registro de Personas Jurídicas de la Oficina Registral de Lima, a favor de [insert Lender name] (en adelante, el "Acreedor"), será completado por el Acreedor o, en caso de negociación o transferencia del Pagaré, por la persona natural o jurídica tenedora del Pagaré, de conformidad con las instrucciones de llenado que se detallan en el presente acuerdo. Los términos en mayúsculas inicial contenidos en este documento que no estén expresamente definidos en este documento tendrán el respectivo significado previsto en el documento denominado Third Amended and Restated Credit Facility suscrito entre el Deudor, Canadian Imperial Bank of Commerce, actuando como Agente Administrativo (o cualquier sucesor o cesionario según lo establecido en el Contrato de Crédito, el "Agente Administrativo"), y los demás prestamistas referidos en dicho contrato de fecha [●] de [●] de 2021, conforme éste haya sido o sea modificado de tiempo en tiempo (el "Contrato de Crédito").

En ese sentido, por medio del presente acuerdo, el Deudor autoriza irrevocablemente al Acreedor o, en caso de negociación o transferencia del Pagaré, a la persona natural o jurídica tenedora del Pagaré, de conformidad con el artículo 10° de la Ley de Títulos Valores aprobada por Ley Nº 27287, a completar el Pagaré indicando su monto y la fecha de vencimiento, de acuerdo con lo siguiente:

i. La fecha de vencimiento del Pagaré (la "Fecha de Vencimiento") será la fecha en que el Pagaré sea completado por el Acreedor.

ii. El monto del Pagaré será equivalente a la suma de todas y cada una de las obligaciones pendientes de pago por el Deudor a favor del Acreedor en la Fecha de Vencimiento según los términos y condiciones establecidos en el Contrato de Crédito (el "Monto").

Para determinar la cuantía del Monto, el Agente Administrativo efectuará a la Fecha de Vencimiento una liquidación de todas las obligaciones pendientes de pago por el Deudor a favor del Acreedor bajo el Contrato de Crédito para lo cual el Agente Administrativo tomará en cuenta, entre otros conceptos, sin limitación alguna: (i) el capital del préstamo por el Acreedor al Deudor, (ii) los intereses compensatorios y, de corresponder, los intereses moratorios que se hubieren devengado con respecto a dicho préstamo, (iii) los honorarios y gastos legales de cargo del Deudor a favor del Acreedor, (iv) costos y gastos en relación con la defensa de sus derechos bajo el Pagaré o con la ejecución del Pagaré, así como los pagos por indemnizaciones y penalidades que pudieran corresponder de conformidad con los términos y condiciones establecidos en el Contrato de Crédito, que sean de cargo del Deudor a favor del Acreedor, y (v) cualquier otro gasto, costo, comisión y cualquier otra obligación de pago de cargo del Deudor a favor del Acreedor que hubiera surgido de acuerdo con los términos y condiciones del Contrato de Crédito y el Pagaré.

Una vez que el Agente Administrativo efectúe la liquidación a que se refiere el párrafo anterior y determine a cuánto asciende el Monto en la Fecha de Vencimiento, el Acreedor procederá a colocar dicha cantidad en el espacio en blanco del Pagaré referido al Monto.

iii. A efectos de completar el Pagaré, el Acreedor no requerirá aprobación o consentimiento del Deudor, y ninguna decisión o sentencia emitida por un juez, tribunal arbitral, autoridad administrativa o cualquier otra autoridad, ya sea de manera previa, simultánea o posterior, será necesaria para dicho fin.

iv. El Deudor acepta y da por válidas todas las renovaciones y/o prórrogas totales o parciales que se anoten en el Pagaré, aún cuando no estén suscritas por el Deudor.

v. El Deudor reconoce expresamente los mecanismos de protección que la ley otorga para la emisión y aceptación de un pagaré incompleto.

vi. El Deudor deja expresa constancia que ha recibido copia del Pagaré incompleto suscrito por el Deudor en el momento en que el Acreedor recibió el Pagaré incompleto.

Este documento se rige por las leyes de la República del Perú y las partes se someten a la jurisdicción y competencia de los jueces y tribunales del Distrito Judicial de Lima-Cercado.

Lima, [●] de [●] de 2021.

[hoja de firmas en la siguiente página]

________________________________________________________

HUDBAY PERU S.A.C.

RUC Nº: 20511165181

Nombre del Representante: [●]

Cargo: [●]

Documento de Identidad: [●] N° [●]

________________________________________________________

[insert Lender name]

Nombre del Representante:

Cargo:

Documento de Identidad:

SCHEDULE 3.1(B)

AGREEMENT OF NEW OBLIGOR
SUPPLEMENT TO CREDIT AGREEMENT

THIS AGREEMENT supplements the Third Amended and Restated Credit Agreement effective as of October 26, 2021 between Hudbay Peru S.A.C. and others as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors, Canadian Imperial Bank of Commerce as Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement").

RECITALS

A. Capitalized terms used and not defined in this Agreement have the meanings defined in the Credit Agreement.

B. The Credit Agreement contemplates that further Subsidiaries of the Borrower shall become Obligors in certain circumstances.

C. ■ (the "New Subsidiary") is required by the Credit Agreement to become an Obligor.

D. Documents required by Section [3.1(b)] of the Credit Agreement have been delivered by or in respect of the New Subsidiary.

THEREFORE, for value received, and intending to be legally bound by this Agreement, the parties agree as follows:

1. The New Subsidiary hereby acknowledges and agrees to the terms of the Credit Agreement and agrees to be bound by all obligations of an Obligor under the Credit Agreement as if it had been an original signatory thereto. Without limiting the foregoing, the New Subsidiary certifies that all representations concerning Obligors in the Credit Agreement and each other Loan Document are true and correct with respect to the New Subsidiary as of the date of this Agreement.

2. The Agent, on behalf of the Lenders, acknowledges that the New Subsidiary shall be an Obligor as of the date of this Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS OF WHICH, the undersigned have executed this Agreement as of ■.

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent

by
Name:
Title:

[NEW OBLIGOR]

by
Name:
Title:

SCHEDULE 6.5(a)

NOTICE OF ADVANCE, PAYMENT, ROLLOVER OR CONVERSION

TO: CANADIAN IMPERIAL BANK OF COMMERCE

Infrastructure/Technology, Infrastructure and Innovation
595 Bay Street, CPS-5th Floor
Toronto, Ontario M5G 2C2

Attention:  Global Agent Administration Services

Telephone: [REDACTED - PERSONAL INFORMATION]

Email: [REDACTED - PERSONAL INFORMATION]

With a copy to:

Canadian Imperial Bank of Commerce
161 Bay Street, 8th Floor
Toronto, Ontario M5J 2S8

Attention:  [REDACTED - PERSONAL INFORMATION]

Email: [REDACTED - PERSONAL INFORMATION]

We refer to Section 6.5(a) of the Third Amended and Restated Credit Agreement effective as of October 26, 2021 between Hudbay Peru S.A.C. and others as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors, Canadian Imperial Bank of Commerce as Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement"). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement.

Request for Advance

[Insert Name of Borrower] hereby irrevocably requests as follows:

18.1 the requested Advance represents the following [check one or more]:

☐ increase in Advances under the Credit

☐ rollover of existing Advances under the Credit

☐ conversion of existing Advances to another type of Advance

18.2 the Advance Date shall be __________________________

18.3 the Advance shall be in the form of [check one or more and complete details]:

☐ Base Rate Advance _______________________

Amount:  _______________________________

☐ ~~LIBOR~~ SOFR Advance

Amount:  _______________________________

End of ~~LIBOR Period~~Available Tenor:

☐ L/C

☐ Financial L/C

☐ Performance L/C

Issuing Bank:  _______________________________

Nominal Amount:

Expiry Date:

[Note: attach proposed form or details]

18.4 the proceeds of the Advance shall be deposited in [specify Designated Account]

The Borrower hereby confirms as follows:

(a) the representations and warranties made in Section 7.1 of the Credit Agreement and each of the other Loan Documents, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof;

(b) no Default or Event of Default has occurred and is continuing on the date hereof or will result from the Advance(s) requested herein;

(c) the Borrower will immediately notify you if it becomes aware of the occurrence of any event which would mean that the statements in the immediately preceding clauses (a) and (b) would not be true if made on the Advance Date;

(d) all other conditions precedents in Sections 5.1 and 5.2 of the Credit Agreement have been fulfilled.

Notice of Payment, Rollover or Conversion

[Insert Name of Borrower] hereby irrevocably notifies you of the following:

18.5 the payment, rollover or conversion represents the following [check one or more]:

☐ reduction in Advances under Credit

☐ rollover of existing Advances as the same

type of Advance under Credit

☐ conversion of existing Advances to another

type of Advance under Credit

18.6 the payment, rollover or conversion date shall be ■

18.7 the Advance to be paid, rolled over or converted shall be in the form of [check one or more and complete details]:

☐ Base Rate Advance

Amount:  US$_______________________________

☐ ~~LIBOR~~ SOFR Advance

Amount:  US$_______________________________

Start of current ~~LIBOR Period~~Available Tenor:  ______________________________

DATED _________________, 20___.

HUDBAY PERU S.A.C.

By
Name:
Title:

Name:
Title:

SCHEDULE 7.1(m)

ORGANIZATIONAL CHART

[REDACTED - COMMERCIALLY SENSITIVE INFORMATION]

SCHEDULE 7.1(n)

RESTRICTED / UNRESTRICTED SUBSIDIARIES

[REDACTED - COMMERCIALLY SENSITIVE INFORMATION]

SCHEDULE 7.1(p)

COMMUNITY RELATIONS/INDIGENOUS MATTERS

[REDACTED - COMMERCIALLY SENSITIVE INFORMATION]

SCHEDULE 7.1(t)

[REDACTED - COMMERCIALLY SENSITIVE INFORMATION]

SCHEDULE ~~7.1(AA~~7.1(aa)

MATERIAL PROJECT DOCUMENTS

[REDACTED - COMMERCIALLY SENSITIVE INFORMATION]

SCHEDULE 8.2(n)

BANK ACCOUNTS

[REDACTED - COMMERCIALLY SENSITIVE INFORMATION]

SCHEDULE ~~13.20(c~~13.21(c)

INFORMATION THAT MAY BE DISCLOSED

Borrower:	Hudbay Peru S.A.C.
City and Province:	Toronto, Ontario
Closing Date:	October 26, 2021
Total Deal Size (CDN$):	$150,000,000.00
Tranche(s)
facility Description:		Size	Tenor

Purpose:
Lender Group:	League Table Credit:	Roles: